Exhibit 99.3

EXECUTION VERSION

FACILITY AGREEMENT

DATED 25 OCTOBER 2017

GLOBAL SHIP LEASE, INC.

as the Borrower

with

CITIBANK, N.A., LONDON BRANCH

as Arranger

CITIBANK, N.A., LONDON BRANCH

as Bookrunner

CITIBANK EUROPE PLC, UK BRANCH

as Facility Agent

CITIBANK, N.A., LONDON BRANCH

as Security Agent

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Schedule

1.	Original Parties	98
	Part 1 Original Obligors	98
	Part 2 Original Lender	99
2.	Conditions Precedent	100

	Part 1 Conditions Precedent to submission of Request	100
	Part 2 Conditions precedent to Utilisation	102
	Part 3 Additional Vessel Conditions Precedent	104
	Part 4 Additional Guarantor Conditions Precedent	107
3.	Original Identified Vessels	109
4.	Conditions Subsequent to Utilisation or the accession of an Additional Guarantor	111
5.	Payments	112
	Part 1 Form of Request	112
	Part 2 Payment Advice	113
6.	Form of Transfer Certificate	114
7.	Compliance Certificate	116
8.	Existing Security	117
	Part 1 Original Security Documents	117
	Part 2 Existing Security Release Documents	123
9.	Not Used	124
10.	Approved Flag States	125
11.	Form of Accession Deed	126
12.	LMA Form of Confidentiality Undertaking	129
13.	Notes Restrictive Covenants	134
14.	Forms of Notifiable Debt Purchase Transaction Notice	168
	Part 1 Form of Notice on entering into Notifiable Debt Purchase Transaction	168
	Part 2 Form of Notice on Termination of Notifiable Debt Purchase
	Transaction/Notifiable Debt Purchase Transaction ceasing to be with Sponsor
	Affiliate	169
15.	Repayment Schedule	170
16.	Form of Selection Notice	170

Appendix

1.	Form of General Assignment	172
2.	Form of Intracompany Loan Assignment	222

Signatories		221

THIS AGREEMENT is dated 25 October 2017 and is made

BETWEEN:

(1)	GLOBAL SHIP LEASE, INC., a corporation incorporated according to the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the Borrower);

(2)	THE COMPANIES listed in Part 1 of Schedule 1 (Original Parties) each of which is a corporation or a company formed according to the law of the country indicated against its name in Part 1 of Schedule 1 (Original Parties) (the Original Guarantors);

(3)	CITIBANK, N.A., LONDON BRANCH as mandated lead arranger (in this capacity the Arranger);

(4)	CITIBANK, N.A., LONDON BRANCH as bookrunner (in this capacity the Bookrunner);

(5)	CITIBANK, N.A., LONDON BRANCH as lender (the Original Lender);

(6)	CITIBANK EUROPE PLC, UK BRANCH as facility agent (the Facility Agent); and

(7)	CITIBANK, N.A., LONDON BRANCH as security trustee (the Security Agent).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement:

Acceptable Bank means:

(a)	a bank or financial institution which has a rating for its long-term unsecured and non credit enhanced debt obligations of BBB or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or Baa2 or higher by Moody’s Investors Service Limited or a comparable rating from an internationally recognised credit rating agency; or

(b)	any other bank or financial institution approved by the Facility Agent.

Acceptable Charter means:

(a)	in respect of an Identified Vessel, the relevant Charter listed in Schedule 3 (Original Identified Vessels) relating to such Identified Vessel, with, as at the date of this Agreement, charter periods and charter rates detailed therein; or

(b)	in respect of an Additional Vessel, at the time such charter is entered into or, as the case may be, at the time the Borrower notifies the Facility Agent the Vessel is to be designated an Additional Vessel, a charter with an Acceptable Charterer; or

(c)	any other charter with an Acceptable Charterer in respect of a Vessel;

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provided that no charter will be an Acceptable Charter unless it is in full force and effect and such charter does not impose any obligations such that:

(i)	the Facility Agent is under any obligation or liability under any such charter or liable to make any payment under that charter; or

(ii)	the Facility Agent is obliged to enforce against any charterer (other than a Guarantor) any term of any such charter, or to make any enquiries as to the nature or sufficiency of any payment received by the Facility Agent; and

provided further that if the Security Agent is to enter into a letter of quiet enjoyment in respect of a Vessel in accordance with Clause 39, the relevant Obligor must use its reasonable commercial efforts to ensure that such charter does not contain a prohibition on the “owner” as defined in such charter undergoing a change of control.

Acceptable Charterer means (i) CMA CGM, (ii) any person who is not an Affiliate of the Borrower who may charter a Vessel from an Obligor from time to time, on an arm’s length basis or (iii) subject to the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders) any Affiliate of the Borrower who may charter a Vessel from an Obligor from time to time, on an arm’s length basis and, in respect of both (ii) and (iii), “arm’s length basis” includes the use by the Borrower or the relevant Obligor of commercially reasonable efforts to obtain the market rate for such charter (taking into account all the relevant circumstances).

Accession Deed means a document substantially in the form set out in Schedule 11 (Form of Accession Deed).

Accounting Principles means U.S. GAAP, save that for the purposes of the Original Financial Statements only, Accounting Principles means, in the case of a Guarantor whose Original Jurisdiction is in Hong Kong, generally accepted accounting principles adopted and accepted in Hong Kong, and in the case of each other Original Guarantor, IFRS and in the case of an Additional Guarantor, either generally accepted accounting principles adopted and accepted in its Original Jurisdiction or IFRS (at the election of the Borrower).

Additional Guarantor means a company which becomes an Additional Guarantor in accordance with Clause 26 (Changes to the Obligors).

Additional Vessel means any new or used container vessel of a standard design which will be, from its Delivery Date, employed by way of Acceptable Charter, and in respect of which the Borrower has notified the Facility Agent that it wishes such vessel be designated as an Additional Vessel.

Administrative Party means the Arranger, the Bookrunner, the Facility Agent and the Security Agent.

Affiliate means a Subsidiary or a Holding Company of a person or any other Subsidiary of that Holding Company.

Agreement means this facility agreement, including any schedules or appendices hereto, as amended from time to time.

Applicable Law means any or all applicable law (whether civil, criminal or administrative), common law, statute, statutory instrument, treaty, convention, regulation, directive, by-law, demand, decree, ordinance, injunction, resolution, order, judgment, rule, permit, licence or restriction (in each case having the force of law) and codes of practice or conduct, circulars and guidance notes generally accepted and applied by the global container shipping industry, in each case of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, agency or association relating to all laws, rules, directives and regulations, national or international, public or private in any applicable jurisdiction from time to time.

Applicable Time means in respect of any Additional Vessel, the date upon which the Facility Agent receives all of the documents and evidence set out in Part 3 of Schedule 2 (Conditions Precedent) in relation to that Additional Vessel (save to the extent any such documents or evidence have been waived by the Facility Agent in relation to that Additional Vessel).

Appraised Value means, as of a specific date, in respect of an Additional Vessel, the fair market value that would be obtained for that Additional Vessel in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined by an Approved Valuer.

Approved Flag States means any of the flag states set out in Schedule 10 (Approved Flag States) or such other flag state as may be approved by the Facility Agent (acting in accordance with the instructions of the Majority Lenders).

Approved Valuer means any of Clarkson Valuations Limited, Maersk Broker A/S Howe Robinson Marine Evaluations Ltd., Braemar ACM Valuations Limited, Barry Rogliano Salles (BRS), Simpson Spence Young Shipbrokers Ltd., and E.A. Gibson Shipbrokers Ltd., (or any successor or affiliate of such firms through which valuations are commonly issued), provided that, at the time any such firm is to be utilised, such firm would qualify as an Independent Appraiser, or such other valuer as may be approved by the Facility Agent (acting in accordance with the instructions of the Majority Lenders).

Asset Sale has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Auditors means one of PricewaterhouseCoopers, Ernst & Young, KPMG or Deloitte & Touche or any of their successors or local affiliates or other independent public accountants of international standing or any other firm approved in advance by the Majority Lenders (such approval not to be unreasonably withheld or delayed).

Authorisation means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

Availability Period means the period from the date of this Agreement to and including the earlier of:

(a)	five (5) Business Days after the issuance of the Senior Secured Notes based on the Note Purchase Agreement; and

(b)	30 November 2017.

Bail-In Action means the exercise of any Write-down and Conversion Powers.

Bail-In Legislation means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time ; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

Bond Engagement Letter means the engagement letter dated 9 October 2017 and entered into between Citigroup Global Markets Inc. and the Borrower.

Break Costs means the amount (if any) which a Lender is entitled to receive under paragraph (b) of Clause 22.3 (Break Costs).

Business Day means a day (other than a Saturday or a Sunday) on which banks are open for general business in London, Rotterdam, and New York and (in relation to any date for the payment or purchase of a currency other than Dollars) the principal financial centre of the country of that currency.

Cash and Cash Equivalents means, as at any date of determination:

(a)	cash in hand or on deposit with a bank or financial institution and which is freely transferable into Dollars and immediately available to be applied in repayment or prepayment of the Facility;

(b)	any investment in marketable obligations issued or guaranteed by the government of the United States of America, Canada or the United Kingdom or by an instrumentality or agency of the government of the United States of America, Canada or the United Kingdom, maturing within one year after the relevant date of calculation;

(c)	time deposits and certificates of deposit of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a credit rating of either A by S&P or Fitch or A2 by Moody’s which time deposits and certificates of deposit mature within one year after the relevant date of calculation;

(d)	repurchase obligations with a term of not more than ninety days for underlying securities of the type referred to in paragraph (b) above entered into with any bank meeting the qualifications specified in paragraph (c) above;

(e)	open market commercial paper:

(i)	for which a recognised trading market exists;

(ii)	issued in the United States of America, Canada or the United Kingdom;

(iii)	which matures within one year after the relevant date of calculation; and

(iv)	which has a credit rating of either A-1 by S&P or Fitch or P-1 by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating;

(f)	any other instrument, security or investment approved by the Majority Lenders,

in each case, to which each of the Obligors is beneficially entitled at that time and, which is unencumbered (other than by any of the Security Documents).

Cash Balance means the sum of Cash and Cash Equivalents.

Change of Control means a “Change of Control” as defined in the Notes Restrictive Covenants.

Charter means, in relation to a Vessel, such Acceptable Charter entered into from time to time in respect of that Vessel in accordance with this Agreement.

Charter Guarantee means in relation to any Additional Vessel, the guarantee (if any) on arm’s length commercial terms, of the payment obligations and, if applicable, some or all of the other obligations, of the Acceptable Charterer of that Vessel under the related Acceptable Charter.

CMA CGM means CMA CGM S.A.

Collateral has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Collateral Account has the meaning given to that term in Schedule 13 (Notes Restrictive Covenant).

Commitment means:

(a)	for an Original Lender, the aggregate amount set opposite its name in Part 2 of Schedule 1 (Original Parties) under the heading Commitments and the amount of any other commitment to advance funds under this Agreement it acquires; and

(b)	for any other Lender, the amount of any commitment to advance funds under this Agreement it acquires,

to the extent not cancelled, transferred or reduced under this Agreement.

Compliance Certificate means a certificate substantially in the form set out in Schedule 7 (Compliance Certificate).

Confidential Information means all information relating to the Borrower, any Obligor, the Group, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 29 (Disclosure of Information); or

(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

Confidentiality Undertaking means a confidentiality undertaking substantially in the form set out in Schedule 12 (LMA Form of Confidentiality Undertaking) or in any other form agreed between the Borrower and the Facility Agent.

Constitutional Documents means the constitutional documents of the Obligors.

Debt Purchase Transaction means, in relation to a person, a transaction where such person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment or amount outstanding under this Agreement.

Debt Service means, for the Borrower, on a consolidated basis, the sum of:

(a)	Net Interest Expense;

(b)	scheduled repayments of borrowings, including in respect of borrowings under the Loan only scheduled repayments as set out in Schedule 15, and principal repayments of finance leases but excluding any and all amounts applied in redemption of the Senior Secured Notes; and

(c)	payments in respect of Disqualified Stock.

Debt Service Coverage Ratio means the ratio of EBITDA to Debt Service.

Default means:

(a)	an Event of Default; or

(b)	an event which would be (with the expiry of a grace period, the giving of notice or the making of any determination under the Finance Documents or any combination of them) an Event of Default.

Delegate means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

Delivery Date means, in respect of an Additional Vessel, the date when the Guarantor who is the owner of that Additional Vessel accedes to this Agreement pursuant to clause 26.2.

Disqualified Stock has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Disruption Event means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

Dollars or US$ means the lawful currency for the time being of the United States of America.

DSCR Test Date has the meaning given to that term in Clause 6.5 (Mandatory prepayment – Debt Service Coverage Ratio).

Earnings means, in respect of a Vessel, all present and future moneys and claims which are earned by or become payable to or for the account of the Borrower or other relevant Obligor in connection with the operation or ownership of that Vessel and including but not limited to:

(a)	freights, passage and hire moneys (howsoever earned);

(b)	remuneration for salvage and towage services;

(c)	demurrage and detention moneys;

(d)	all moneys and claims in respect of the requisition for hire of that Vessel;

(e)	payments received in respect of any off-hire insurance; and

(f)	payments received pursuant to any Charter Guarantee relating to that Vessel.

Earnings Account means, with respect to any Vessel, a bank account into which all Earnings with respect to such Vessel shall be deposited.

Earnings Account Security Agreement means a Security Interest granted with respect to an Earnings Account, as more particularly described at paragraph 2(c) of Part 3 of Schedule 2 (Conditions Precedent).

EBITDA means, for the Borrower, on a consolidated basis, the sum of:

(a)	revenue;

(b)	less operating expenses.

For the avoidance of doubt, depreciation and amortization, gains or losses on disposal of property and equipment, impairment of assets, amortization of government subsidies, income from associates and jointly controlled entities, and any other non operating income or expenses shall not be included in the calculation of EBITDA.

EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.

EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

Environment means:

(a)	any land including, without limitation, surface land and sub-surface strata, sea bed or river bed under any water (as referred to below) and any natural or man-made structures;

(b)	water including, without limitation, coastal and inland waters, surface waters, ground waters and water in drains and sewers; and

(c)	air including, without limitation, air within buildings and other natural or man-made structures above or below ground.

Environmental Affiliate means the members of the Restricted Group and any Manager of a Vessel together with their respective employees and all of those persons for whom the members of the Restricted Group or the Manager is responsible under any Applicable Law in respect of any activities undertaken in relation to any of the Vessels.

Environmental Approvals means any permit, licence, approval, ruling, variance, exemption or other authorisation required under applicable Environmental Laws.

Environmental Claim means any claim by any person or persons or any governmental, judicial or regulatory authority which arises out of any breach, contravention or violation of Environmental Law or of the existence of any liability or potential liability arising from such breach, contravention or violation or the presence of Hazardous Material in contravention of Environmental Laws. In this context, claim means: a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action by any governmental, judicial or regulatory authority; and any form of enforcement or regulatory action.

Environmental Laws means any or all Applicable Law relating to or concerning:

(a)	pollution or contamination of the Environment, any ecological system or any living organisms which inhabit the Environment or any ecological system;

(b)	the generation, manufacture, processing, distribution, use (including abuse), treatment, storage, disposal, transport or handling of Hazardous Materials; and

(c)	the emission, leak, release, spill or discharge into the Environment of noise, vibration, dust, fumes, gas, odours, smoke, steam, effluvia, heat, light, radiation (of any kind), infection, electricity or any Hazardous Material and any matter or thing capable of constituting a nuisance or an actionable tort or breach of statutory duty of any kind in respect of such matters, including, without limitation, the following laws of the United States of America: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, as amended, the Resource Conservation and Recovery Act, as amended, and the Toxic Substances Control Act, as amended, together, in each case, with the regulations promulgated and the guidance issued pursuant thereto.

Event of Default means an event specified as such in Clause 18 (Default) of this Agreement.

Event of Loss has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Event of Loss Proceeds has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Existing 2019 Notes means the secured notes due 2019 issued by the Borrower pursuant to an indenture dated 19 March 2014 and made between, amongst others, the Borrower, and Deutsche Bank Trust Company Americas as trustee and security agent.

Existing DVB Facility Agreement means the term loan agreement entered into between DVB Bank SE and Global Ship Lease 20 Limited in respect of the m.v. OOCL Tianjin (tbrn “GSL Tianjin”).

Existing Facilities means each of:

(a)	the Existing Revolving Credit Facility Agreement; and

(b)	the Existing DVB Facility Agreement.

Existing Revolving Credit Facility Agreement means the revolving credit facility agreement dated 19 March 2014 between amongst others Global Ship Lease Inc. as parent, Citibank International PLC as facility agent, Deutsche Bank Trust Company Americas as security agent and certain companies listed as borrowers and guarantors.

Existing Security Release Document means each document releasing any security granted in respect of the Existing Facility Agreements and the Existing 2019 Notes as listed in Schedule 8 Part 1 (Original Security Documents).

Facility means the credit facility made available under this Agreement.

Facility Office means in respect of a Lender, the office through which that Lender will perform its obligations under this Agreement from time to time, which at the date of this Agreement is the address shown for such Lender in Part 2 of Schedule 1 (Original Parties) or such other address as a Lender may notify to the Facility Agent from time to time.

Facility Reduction has the meaning given to that term in paragraph (a) of Clause 6.5 (Mandatory prepayment – Debt Service Coverage Ratio).

FATCA means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

FATCA Application Date means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)	in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the US), 1 January 2019; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2019,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA.

FATCA Exempt Party means a Party that is entitled to receive payments free from any FATCA Deduction.

Fee Letter means any letter entered into by reference to this Agreement between one or more Administrative Parties and the Borrower setting out the amount of certain fees referred to in this Agreement.

Final Maturity Date means the date falling three (3) years after the Utilisation Date.

Finance Document means this Agreement, any Accession Deed, any Compliance Certificate, any Fee Letter, the Intercreditor Agreement, any Security Document, the Request and any other document designated as a “Finance Document” by the Facility Agent and the Borrower.

Finance Party means a Lender or an Administrative Party.

Financial Indebtedness means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any acceptance credit;

(c)	any bond, note, debenture, loan stock or other similar instrument;

(d)	any redeemable preference share;

(e)	any agreement treated as a finance or capital lease in accordance with the Accounting Principles;

(f)	receivables sold or discounted (otherwise than on a non-recourse basis);

(g)	the acquisition cost of any asset to the extent payable after its acquisition or possession by the party liable where the deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

(h)	any derivative transaction protecting against or benefiting from fluctuations in any rate or price (and, except for non-payment of an amount, the then mark to market value of the derivative transaction will be used to calculate its amount);

(i)	any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing;

(j)	any counter-indemnity obligation in respect of any guarantee, indemnity, bond, letter of credit or any other instrument issued by a bank or financial institution; or

(k)	any guarantee, indemnity or similar assurance against financial loss of any person.

Financial Year means the annual accounting period of the Borrower ending on or about 31 December in each year.

General Assignment means, in respect of a Vessel, the English law governed deed of assignment of any Charter to the extent required to be granted by Schedule 13 (Notes Restrictive Covenants), the Earnings, the Ship Management Agreement, any Charter Guarantee in respect of a Charter required to be assigned, the Requisition Compensation and the Obligatory Insurances granted or to be granted in favour of the Security Agent by the relevant Obligor substantially in the form of Appendix 1 (Form of General Assignment) together with any and all notices and acknowledgements entered into in connection therewith.

Group means the Borrower and each of its Subsidiaries for the time being.

Group Structure Chart means the group structure chart in the agreed form.

GSLS means Global Ship Lease Services Limited (Company No. 06285694) a company incorporated in England and Wales, whose registered address is 150 Aldersgate Street, London, EC1A 4AB.

Guarantor means an Original Guarantor or an Additional Guarantor.

Hazardous Material means any element or substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, whether on its own or in any combination with any other element or substance, which is listed, identified, defined or determined by any Environmental Law or other Applicable Law to be, to have been, or to be capable of being or becoming harmful to mankind or any living organism or damaging to the Environment, including, without limitation, oil (as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended).

Holding Company means:

(a)	in relation to a company incorporated in England and Wales, a holding company within the meaning of section 736 of the Companies Act 1985; and

(b)	in relation to a company or other person incorporated or formed outside England and Wales, a company or other person of which such company is the Subsidiary.

Identified Vessel means each of the Vessels listed under the heading “Identified Vessels” in Schedule 3 (Original Identified Vessels).

Impaired Agent means the Facility Agent at any time when:

(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	the Facility Agent otherwise rescinds or repudiates a Finance Document;

(c)	an Insolvency Event has occurred and is continuing with respect to the Facility Agent;

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Facility Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

Independent Appraiser has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Intracompany Loans means any loan advanced by the Borrower to any other Obligor.

Intracompany Loans Assignment means the English law governed deed of assignment of the Intracompany Loans granted or to be granted in favour of the Security Agent by the Borrower substantially in the form of Appendix 2.

Insolvency Event in relation to an entity means that the entity:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official.

Insurers means the underwriters or insurance companies with whom any Obligatory Insurances are effected and the managers of any protection and indemnity or war risks association in which any of the Vessels may at any time be entered.

Intercreditor Agreement means the intercreditor agreement dated the same date as this Agreement and made between, among others, the Borrower, the Original Debtors (as defined in the Intercreditor Agreement) the Security Agent, the Facility Agent (as Term Agent), the Lenders (as Term Lenders), the Arranger, the note trustee in respect of the Senior Secured Notes and the Intra-Group Lenders (as defined in the Intercreditor Agreement).

Interest Expense means, for any Measurement Period, the aggregate amount of:

(a)	the accrued interest, commission, fees (excluding any upfront fees or costs), discounts, prepayment fees, premiums or charges and other finance payments (excluding any payments of principal) and including the interest (but not the capital) element of payments in respect of finance leases, whether paid or payable by any member of the Group (calculated on a consolidated basis for the Group); and

(b)	all dividends accrued or paid on any series of Disqualified Stock of the Borrower or any Disqualified Stock or preferred stock of any Subsidiary (other than any such Disqualified Stock or preferred stock held by the Borrower or a Subsidiary or to the extent paid in Qualified Equity Interests), in respect of that Measurement Period.

Interest Period means each period determined under this Agreement by reference to which interest payable on the Loan or an overdue amount is calculated.

Interpolated Screen Rate means, in relation to LIBOR for the Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of the Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of the Loan,

each as of 11:00 a.m. on the Rate Fixing Day.

ISM Code means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organization Assembly as Resolutions A.741(18) and A.788(19), as the same may have been or may be amended or supplemented from time to time. The terms “safety management system”, “Safety Management Certificate”, “Document of Compliance” and “major non-conformity” shall have the same meanings as are given to them in the ISM Code.

ISPS Code means the International Ship and Port Facility Security Code adopted by the International Maritime Organization Assembly as the same may have been or may be amended or supplemented from time to time.

ITA means the Income Tax Act 2007.

Legal Opinion means any legal opinion delivered to the Facility Agent under Clause 3.2 (Further conditions precedent) or Clause 27 (Changes to the Lenders).

Lender means:

(a)	an Original Lender; or

(b)	any person which becomes a party to this Agreement as a Lender after the date of this Agreement in accordance with Clause 27.1 (Assignments and transfers by Lenders);

which in each case has not ceased to be a Party as such in accordance with the terms of this Agreement and Lenders means all of them.

LIBOR means for an Interest Period of the Loan or overdue amount:

(a)	the applicable Screen Rate;

(b)	(if no Screen Rate is available for the Interest Period of the Loan) the Interpolated Screen Rate for the Loan; or

(c)	if:

(i)	no Screen Rate is available for the currency of the Loan; or

(ii)	no Screen Rate is available for the Interest Period of the Loan or overdue amount and it is not possible to calculate the Interpolated Screen Rate for the Loan,

the Reference Bank Rate,

as of 11.00 a.m. on the Rate Fixing Day for the offering of deposits in the currency of the Loan or overdue amount for a period comparable to that Interest Period, and if that rate is less than zero, LIBOR shall be deemed to be zero.

Loan means, unless otherwise stated in this Agreement, the principal amount of the borrowing under this Agreement or the principal amount outstanding of the borrowing.

London Business Day means a day (other than a Saturday or a Sunday) on which banks are open for business in London.

Majority Lenders means a Lender or Lenders whose Commitments aggregate more than 66 2/3 per cent. of the Total Commitments (or if the Total Commitments have been reduced to zero, aggregated more than 66 2/3 per cent. of the Total Commitments immediately prior to the reduction.

Manager means CMA Ships Ltd, Anglo-Eastern Ship Management Ltd, Wallem Group Limited, V-Ships, Wilhelmsen Ship Management, MSC Ship Management Limited, Columbia Ship Management (Deutschland) GmbH, E.R. Schiffahrt GmbH & Cie KG ( or any successor or affiliate of such firms) or such other reputable and recognised managers of similar quality and standing selected by the Borrower in good faith.

Margin means 3.25 % per annum.

Material Adverse Effect means a material adverse effect on:

(a)	the business, prospects or financial condition of the Obligors as a group;

(b)	the ability of the Obligors as a group to perform all of their payment obligations under any Finance Document;

(c)	the validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purported to be granted pursuant to, any Finance Document other than illegality such that the Finance Parties would not have entered into this Agreement had such illegality been prevailing at that time; or

(d)	any material right or remedy of a Finance Party in respect of a Finance Document of such significance that the Finance Parties would not have entered into this Agreement had such material adverse effect been prevailing at the date of this Agreement.

Measurement Period means, in respect of any testing date, the immediately preceding six month period ending on that testing date.

Mortgage means, in respect of a Vessel, a first priority ship mortgage and, if relevant, deed of covenants granted by the relevant Obligor in favour of the Security Agent, in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders) having regard to the legal requirements in the relevant Approved Flag State.

Net Interest Expense means, in respect of the Borrower, on a consolidated basis, the sum of:

(a)	Interest Expense on Total Financial Debt,

(b)	less interest income from Cash and Cash Equivalents.

Net Proceeds has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

New Lender has the meaning given to that term in Clause 27 (Changes to the Lenders).

Note Purchase Agreement means the agreement dated on or around the date of this Agreement between the Borrower and Citigroup Global Markets Inc. in relation to the purchase of the Senior Secured Notes. Note Repurchase has the meaning given to that term in Clause 16.17 (Note Purchase Condition).

Notes Liabilities means the Senior Secured Note Liabilities as defined in the Intercreditor Agreement.

Notes Restrictive Covenants means the covenants and related provisions contained in Schedule 13 (Notes Restrictive Covenants).

Notifiable Debt Purchase Transaction has the meaning given to that term in paragraph (b) of Clause 28.1 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates).

Obligatory Insurances has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Obligor means the Borrower or a Guarantor.

Obligor’s Agent means the Borrower, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.2 (Obligors’ Agent).

Original Financial Statements means:

(a)	in relation to the Borrower, its audited consolidated financial statements for the Financial Year ending 31 December 2016;

(b)	in relation to each Original Guarantor, its audited financial statements for its Financial Year ended 31 December 2016; and

(c)	in relation to any other Obligor, its audited financial statements delivered to the Facility Agent as required by Clause 26 (Changes to the Obligors).

Original Jurisdiction means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement or, in the case of an Additional Guarantor, as at the date on which that Additional Guarantor becomes Party as a Guarantor.

Original Obligor means each Obligor as at the date this Agreement was entered into as set out in Schedule 1 Part 1 (Original Obligors).

Original Security Documents means each of the documents listed in Schedule 8Part 1, each of which will be dated on or about the date of this Agreement (Original Security Documents).

Party means a party to this Agreement or any Finance Document.

Permitted Security Interests has the meaning given to the term “Permitted Lien” in Schedule 13 (Notes Restrictive Covenants).

Pledge of Shares means a first priority pledge and/or charge of all of the issued share capital of each Obligor (other than the Borrower and GSLS) granted in favour of the Security Agent, together with any and all notice and acknowledgements and other ancillary documents entered into in connection therewith.

Pro Rata Share means:

(a)	for the purpose of determining a Lender’s share in the Facility, the proportion which its Commitment bears to the Commitments; and

(b)	for any other purpose on a particular date:

(i)	the proportion which a Lender’s share of the Loan (if any) bears to the Loan;

(ii)	if there is no Loan outstanding on that date, the proportion which its Commitment bears to the Commitments on that date; or

if the Commitments have been cancelled, the proportion which its Commitment bore to the Commitments immediately before being cancelled.

Qualified Equity Interests has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Quotation Day means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period.

Rate Fixing Day means two London Business Days before the first day of the Interest Period, unless market practice differs in the London interbank market for Dollars, in which case the Rate Fixing Day will be determined by the Facility Agent in accordance with market practice in the London interbank market (and if quotations would normally be given by leading banks in the London interbank market on more than one day, the Rate Fixing Day will be the last of those days).

Receiver means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

Reference Bank Rate means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request by the Reference Banks, either:

(a)	if:

(i)	the Reference Bank is a contributor to the Screen Rate; and

(ii)	it consists of a single figure

the rate (applied to the relevant Reference Bank and the relevant currency and period) which contributors to the Screen Rate are asked to submit to the relevant administrator; or

(b)	in any other case the rate at which the relevant Reference Bank could fund itself in Dollars for the relevant period with reference to the wholesale funding market.

Reference Banks means in relation to LIBOR, the principal London offices of HSBC Bank PLC, Deutsche Bank AG, JPMorgan Chase Bank N.A., BNP Paribas and Société Générale and any other bank or financial institution agreed between the Borrower and the Facility Agent (acting on the instructions of the Majority Lenders).

Related Assets has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Related Contracts means any or all of the following (as the context requires):

(a)	the Charters;

(b)	the Ship Management Agreements; and

(c)	the Charter Guarantees.

Related Fund in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

Release means an emission, spill, release or discharge into or upon the air, surface water, groundwater, or soils of any Hazardous Materials for which any Obligor or the Manager has any liability under Environmental Law, except in accordance with a valid Environmental Approval.

Relevant Jurisdiction means, in relation to an Obligor:

(a)	its Original Jurisdiction; and

(b)	the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

Representative means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

Request means the request made by the Borrower for the Loan, substantially in the form of Part 1 of Schedule 5 (Payments).

Requisition Compensation means, in respect of a Vessel, all moneys or other compensation payable by reason of requisition for title to, or other compulsory acquisition of, that Vessel.

Resolution Authority means any body which has authority to exercise any Write-down and Conversion Powers.

Restricted Group means each Obligor and any other members of the Group, except for any Subsidiaries which do not own a vessel at the relevant time.

Restricted Party means any individual or entity that is:

(a)	listed on, or owned or controlled by an individual or entity listed on, or acting on behalf of an individual or entity listed on a Sanctions List;

(b)	the Government of a Sanctioned Country;

(c)	located in or incorporated under the laws of any Sanctioned Country; or

(d)	to the best knowledge of any member of the Group (acting with all due care and enquiry), otherwise a target of Sanctions.

Sanctioned Country means a country or territory which is the subject of Sanctions.

Sanctions means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by: (i) the US government, including the US Department of the Treasury (including OFAC), the US Department of State, or the US Department of Commerce, (ii) the United Nations Security Council, (iii) the European Union or (iv) Her Majesty’s Treasury of the United Kingdom.

Sanctions List means any of the lists of specifically designated nationals or blocked individuals, vessels or entities (or equivalent) administered by (a) the US government, including the US Department of the Treasury (including OFAC), the US Department of State or the US Department of Commerce, (b) the United Nations Security Council, (c) the European Union or (d) Her Majesty’s Treasury of the United Kingdom, each as amended, supplemented or substituted from time to time.

Screen Rate means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed (before any correction, recalculation or republication by the administrator) on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate).

Secured Liabilities means all present and future obligations and liabilities (actual or contingent) of the Obligors to the Finance Parties or any of them under or in connection with any Finance Document.

Secured Parties has the meaning given to that term in the Intercreditor Agreement.

Security Assets means any asset which is the subject of a Security Interest created by a Security Document.

Security Documents means each of the Original Security Documents and any document required to be delivered to the Facility Agent under paragraphs 2(a) to 2(e) (inclusive) of Part 3 of Schedule 2 (Conditions Precedent) together with any other document entered into by an Obligor or any other person creating or expressed to create any Security Interest over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents or the Senior Secured Note Documents.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect.

Selection Notice means a notice substantially in the form set out in Schedule 16.

Senior Secured Note Documents has the meaning given to that term in the Intercreditor Agreement.

Senior Secured Note Indenture has the meaning given to that term in the Intercreditor Agreement.

Senior Secured Notes has the meaning given to that term in the Intercreditor Agreement.

Senior Secured Noteholder has the meaning given to that term in the Intercreditor Agreement.

Ship Management Agreement means, in respect of a Vessel, the management agreement dated on or prior to the Delivery Date of such Vessel between the relevant Obligor being the owner of such Vessel and the Manager or such other management agreement entered into from time to time between the Manager and such Obligor.

S&P means Standard & Poor’s Ratings Group and any successor thereto.

Sponsor Affiliate means CMA CGM and any of its affiliates.

Subsidiary has the meaning given to that term in Schedule 13 (Notes Restrictive Covenants).

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Tax Deduction means a deduction or withholding for or on account of Tax made from a payment under a Finance Document, other than a FATCA Deduction.

Tax Payment means either the increase in a payment made by an Obligor to a Finance Party under Clause 10.1 (Tax gross-up) or a payment under Clause 10.2 (Tax Indemnity).

Term Loan Period means the period commencing on the Utilisation Date and ending on the date when the Secured Liabilities are paid, performed and/or discharged in full.

Test Date has the meaning given to that term in Clause 17.2 (Cash Balance).

Total Financial Debt means, in respect of the Borrower, on a consolidated basis, the sum of all interest-bearing liabilities, being the sum of non-current financial debt and current financial debt; for the avoidance of doubt, obligations under finance leases shall be included and derivative financial instruments shall not be included in the calculation of interest- bearing liabilities.

Tranche has the meaning given to it in Clause 8.3.

Transaction Documents means the Finance Documents and the Senior Secured Note Documents.

Transaction Security means any Security Interest created or expressed to be created in favour of the Security Agent pursuant to the Security Documents.

Transfer Certificate means a certificate, substantially in the form of Schedule 6 (Form of Transfer Certificate), with such amendments as the Facility Agent and the Borrower may approve or reasonably require or any other form agreed between the Facility Agent and the Borrower.

U.S. GAAP means generally accepted accounting principles adopted and accepted in the United States of America (i) on the date of this Agreement when used in the context of calculating the financial covenants set out in Clause 17 (Financial Covenant) and the Debt Service Coverage Ratio and (ii) otherwise, from time to time.

Utilisation Date means the date on which the Facility is utilised.

Valuation means, in respect of an Additional Vessel, a certificate of an Approved Valuer dated not more than 30 days prior to the Delivery Date in respect of that Additional Vessel setting forth the Appraised Value of that Additional Vessel as of the date of that certificate.

VAT means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

Vessels means, together, the Identified Vessels and, from the Applicable Time, each Additional Vessel and Vessel means any of them.

Write-down and Conversion Powers means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.2	Construction

(a)	In this Agreement, unless the contrary intention appears, a reference to:

(i)	the Facility Agent, the Arranger, any Finance Party, any Lender, any Obligor, any Party, any Secured Party, the Security Agent or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with the Finance Documents;

(ii)	an amendment includes a supplement, novation, restatement or re-enactment and amended will be construed accordingly;

(iii)	assets includes present and future properties, revenues and rights of every description;

(iv)	an authorisation includes an authorisation, consent, approval, resolution, permit, licence, exemption, variance, filing, registration or notarisation;

(v)	charter means, in relation to a Vessel, any time charter, bareboat charter or voyage charter;

(vi)	disposal means a sale, transfer, grant, lease (other than a bareboat charter entered into on commercial terms) declaration of trust or other disposal, whether voluntary or involuntary, and dispose will be construed accordingly;

(vii)	indebtedness includes any obligation (whether incurred as principal or as surety and whether present or future, actual or contingent) for the payment or repayment of money;

(viii)	a person includes any individual, company, corporation, unincorporated association or body (including a partnership, trust, fund, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality and their successors in title, permitted assigns and permitted transferees;

(ix)	a regulation includes any regulation, rule, official directive, request, code or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(x)	a currency is a reference to the lawful currency for the time being of the relevant country;

(xi)	a Default being outstanding means that it has not been cured, remedied or waived;

(xii)	a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(xiii)	a Clause, a Subclause, a Schedule or an Appendix is a reference to a clause or subclause of, or a schedule to or appendix of, this Agreement;

(xiv)	a Finance Document or a Transaction Document or another document is a reference to that Finance Document, Transaction Document or other document as amended;

(xv)	a time of day is a reference to London time; and

(xvi)	words importing the plural shall include the singular and vice versa.

(b)	Unless the contrary intention appears, a reference to a month or months is a reference to a period starting on (and including) one day in a calendar month and ending on (but excluding) the numerically corresponding day in the next calendar month or the calendar month in which it is to end, except that:

(i)	if the numerically corresponding day is not a Business Day, the period will end on the next Business Day in that month (if there is one) or the preceding Business Day (if there is not);

(ii)	if there is no numerically corresponding day in that month, that period will end on the last Business Day in that month; and

(iii)	notwithstanding subparagraph (i) above, a period which commences on the last Business Day of a month will end on the last Business Day in the next month or the calendar month in which it is to end, as appropriate.

(c)	Unless expressly provided to the contrary in a Finance Document, a person who is not a party to a Finance Document may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 and notwithstanding any term of any Finance Document, the consent of any third party is not required for any variation (including any release or compromise of any liability) or termination of that Finance Document.

(d)	Unless the contrary intention appears or unless the context otherwise permits:

(i)	a reference to a Party will not include that Party if it has ceased to be a Party under this Agreement;

(ii)	a word or expression used in any other Finance Document or in any notice given in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement;

(iii)	any obligation of any Obligor under the Finance Documents which is not a payment obligation remains in force in accordance with its terms for so long as any payment obligation of that Obligor is, may be or is capable of becoming outstanding under the Finance Documents;

(e)	Each of the Obligors agrees that any rights which it may have at any time during the term of the Facility by reason of the performance of its obligations under the Finance Documents to be indemnified by any other Obligor and/or to take the benefit of any security taken by the Facility Agent pursuant to the Finance Documents shall be exercised in such manner and on such terms as the Facility Agent may require or as provided in this Agreement. Each of the Guarantors agrees to hold any sums received by it as a result of its having exercised any such right on trust for the Facility Agent absolutely;

(f)	Each of the Obligors agrees that it will not at any time during the term of the Facility claim any set-off or counterclaim against any other Obligors in respect of any liability owed to it by that other Obligor under or in connection with the Finance Documents, nor prove in competition with any of the Finance Parties in any liquidation of (or analogous proceeding in respect of) any other Obligor in respect of any payment made under the Finance Documents or in respect of any sum which includes the proceeds of realisation of any security held by the Facility Agent for the repayment of the Loans; and

(g)	Any notices given by the Borrower or statements made by it, instructions given by it to any Finance Party or decisions made by it, will be conclusive and binding on all of the Obligors.

(h)	The headings in this Agreement do not affect its interpretation.

2.	FACILITY AND PURPOSE

2.1	Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrower a Dollar term loan facility in an aggregate amount equal to the Commitments.

2.2	Obligors’ Agent

(a)	Each Obligor (other than the Borrower) by its execution of this Agreement or an Accession Deed irrevocably appoints the Borrower (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Borrower on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions, to execute on its behalf any Accession Deed, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Borrower,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and any other Obligor, those of the Obligors’ Agent shall prevail.

2.3	Purpose

The Loan may be used only in or towards repayment of the amounts outstanding under the Existing Facilities including, if the Existing DVB Facility is repaid prior to drawdown of the Loan, in reimbursement for the repayment of the Existing DVB Facility.

2.4	No obligation to monitor

No Finance Party is obliged to monitor or verify the utilisation of the Loan.

2.5	Nature of a Finance Party’s rights and obligations

Unless otherwise agreed by all the Finance Parties:

(a)	the obligations of a Finance Party under the Finance Documents are several;

(b)	failure by a Finance Party to perform its obligations does not affect the obligations of any other Party under the Finance Documents;

(c)	no Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents;

(d)	the rights of a Finance Party under the Finance Documents are separate and independent rights;

(e)	a Finance Party may, except as otherwise stated in the Finance Documents, separately enforce those rights, provided always that no Finance Party shall act separately unless (i) the Facility Agent has failed to act and the Facility Agent has not been replaced in accordance with Clause 19.12 (Resignation of the Facility Agent) or (ii) as a matter of law, the Facility Agent cannot represent them; and

(f)	a debt arising under the Finance Documents to a Finance Party is a separate and independent debt. The rights of each Finance Party under the Finance Documents and any part of the Loan or any other amount owed by an Obligor which relates to a Finance Party’s participation in the Facility or its role under a Finance Document (including such amount payable to the Facility Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

3.	CONDITIONS PRECEDENT

3.1	Initial conditions precedent

(a)	The Request may not be given unless the Facility Agent has received (or waived receipt of) all of the documents and other evidence listed in Part 1 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent. The Facility Agent must notify the Borrower and the Lenders promptly on being so satisfied.

(b)	Except to the extent that the Majority Lenders notify the Facility Agent to the contrary before the Facility Agent gives the notification described in paragraph (a) above, each Lender authorises (but does not require) the Facility Agent to give that notification. The Facility Agent will not be liable for any cost, loss or liability whatsoever any person incurs as a result of the Facility Agent giving any such notification.

3.2	Further conditions precedent

The Lenders will not be obliged to advance the Loan unless:

(a)	on the Utilisation Date, the Facility Agent has received (or waived receipt of) all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent. The Facility Agent must notify the Borrower and Lenders promptly as being so satisfied. The Facility Agent will not be liable for any cost, loss or liability whatsoever any person incurs as a result of the Facility Agent giving any such notification; and

(b)	on the date of the Utilisation Request and on the proposed Utilisation Date,

(i)	no Default is continuing or would result from the proposed Loan; and

(ii)	the Repeating Representations to be made by each Obligor are true in all material respects.

3.3	Waiver and instruction

(a)	The conditions specified in this Clause 3 are for the sole benefit of the Finance Parties and may be waived or deferred in whole or in part by the Facility Agent (acting on the instructions of the Majority Lenders).

(b)	If any of the conditions specified in this Clause 3 is not satisfied on the date of the Utilisation Request and the Facility Agent (acting on the instructions of the Majority Lenders) agrees in writing to waive the same, the Borrower must (unless the Facility Agent expressly agrees otherwise in writing, acting on the instructions of the Majority Lenders) ensure that the condition is satisfied within the time period specified in writing by the Facility Agent. If the condition is then not satisfied, then the Majority Lenders may, by notice from the Facility Agent to the Borrower, declare that it is an Event of Default.

3.4	Conditions Subsequent to Utilisation or Accession of an Additional Guarantor

Immediately following the Utilisation Date or, as the case may be, the date of the accession of an Additional Guarantor, the Borrower must provide to the Facility Agent all documents and evidence relating to the relevant Vessel or Vessels set out in Schedule 4 (Conditions Subsequent to Utilisation) in form and substance satisfactory to the Facility Agent. The Facility Agent may request the instruction of the Majority Lenders as to whether any documents or other evidence provided by the Borrower pursuant to this Clause 3 are satisfactory. If any of these documents or evidence is not provided to the Facility Agent within the time periods prescribed therein, the Majority Lenders may, by notice from the Facility Agent to the Borrower, declare that it is an Event of Default.

4.	UTILISATION

4.1	Giving of Request

(a)	The Borrower may borrow the Loan by giving to the Facility Agent a duly completed Request.

(b)	Unless the Facility Agent otherwise agrees acting on the instructions of the Majority Lenders, the latest time for receipt by the Facility Agent of a duly completed Request is 11.00 a.m. three (3) Business Days prior to the date of the proposed borrowing (or such shorter period as the Facility Agent shall agree).

(c)	The Request is irrevocable.

4.2	Completion of Requests

The Request for the Loan will only be regarded as having been duly completed if:

(a)	the Utilisation Date is a Business Day falling within the Availability Period;

(b)	the currency specified in the Request is Dollars;

(c)	the amount requested for the Loan does not exceed the Commitments; and

(d)	the initial proposed Interest Period for the Loan complies with this Agreement.

4.3	Advance of Loan

(a)	The Facility Agent must promptly notify each Lender of the details of the requested Loan and the amount of its share in the Loan.

(b)	The amount of each Lender’s share of the Loan will be its Pro Rata Share on the proposed Utilisation Date.

(c)	No Lender is obliged to participate in the Loan if, as a result, its share in the Loan would exceed its Commitment or the Loan would exceed the Commitments.

(d)	If the conditions set out in this Agreement have been met, each Lender must make its share in the requested Loan available by the Utilisation Date through its Facility Office.

5.	REPAYMENT

5.1	Repayment

(a)	Subject to clause 5.2 (Substitute schedules) the Borrower shall repay the Loan in full by 6 consecutive instalments of principal on each Payment Date in the amount set out opposite such Payment Date in Schedule 15 (Repayment Schedule).

(b)	If any amount of principal or interest in respect of the Loan remain outstanding as at the Final Maturity Date, all such amounts shall be repaid on the Final Maturity Date.

5.2	Substitute schedules

(a)	Schedule 15 (Repayments) has been prepared as at the date of this Agreement on the assumption that:

(i)	the Utilisation Date will be 31 October 2017;

(ii)	the amount of the Loan advanced under this Agreement will be US$54,800,000;

(iii)	the Loan will not be prepaid in whole or in part.

(b)	If any of the above assumptions proves to be incorrect (then, as soon as reasonably practicable, the Facility Agent shall prepare a substitute Schedule 15 (Repayment Schedule) on the same basis as the existing Schedule 15 (Repayment Schedule) but reflecting the correct Utilisation Date, aggregate amount of the Loan advanced or, as the case may be, principal amount of the Loan outstanding after any such prepayment.

(c)	The Facility Agent shall provide the Lenders and the Borrower, with a copy of the substitute Schedule 2 (Repayments) immediately following its preparation.

(d)	Upon the receipt by the Lenders and the Borrower of the substitute Schedule 15 (Repayments) that substitute schedule will replace the existing Schedule 15 (Repayment Schedule) and all repayments of the Loan will, subject to the further application of clause 5.2(a), be made in accordance with the substitute Schedule 15 (Repayment Schedule).

5.3	Reborrowing

The Borrower may not reborrow any part of the Facility which is repaid.

6.	PREPAYMENT AND CANCELLATION

6.1	Illegality

(a)	If it becomes, or to the knowledge of any Lender is to become, unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or a Finance Document or to fund or maintain its share in the Loan (the Event of Illegality), that Lender shall notify the Facility Agent and the Borrower.

(b)	After notification under paragraph (a) above, the Facility Agent shall notify the Borrower promptly and:

(i)	the Borrower shall repay or prepay the share of that Lender in the Loan on the date specified in paragraph (c) below; and

(ii)	the Commitment of that Lender will be immediately cancelled.

(c)	The date for repayment or prepayment of a Lender’s share in the Loan will be the date specified by that Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by Applicable Law or, if earlier, and the Borrower so desires, the last day of the current Interest Period).

6.2	Change of Control

Upon the occurrence of a Change of Control the Facility will be cancelled and the outstanding Loan, together with accrued interest and all other amounts accrued under the Finance Documents, shall become immediately due and payable.

6.3	Disposal Proceeds

(a)	Subject to paragraph 2 of Schedule 13 (Notes Restrictive Covenants), the Borrower shall ensure that, in respect of:

(i)	the Net Proceeds from an Asset Sale involving Collateral; and

(ii)	any Event of Loss Proceeds involving Collateral,

it shall promptly pay or shall direct the Security Agent to pay such amounts firstly to the Facility Agent in prepayment of all amounts then outstanding under the Loan and thereafter in accordance with paragraph 4 or paragraph 5 (as applicable) of Schedule 13 (Notes Restrictive Covenants).

(b)	Until the payment referred to in paragraph (a) above is made, the relevant Net Proceeds or Event of Loss Proceeds will be held in the Collateral Account or otherwise on a blocked account charged or otherwise pledged in favour of the Security Agent. If the Net Proceeds take the form of Cash Equivalents, a substitute vessel or related assets as contemplated by paragraph 2 of Schedule 13 (Notes Restrictive Covenants), equivalent security over such Cash Equivalents, substitute vessel or related asset(s) appropriate to the form of such Cash Equivalents, vessel or related asset will be provided by the Borrower in favour of the Security Agent, in a form and substance acceptable to the Security Agent, simultaneously with the completion of the sale of the relevant Vessel.

6.4	Mandatory prepayment – amortisation offer under Senior Secured Note Documents

(a)	The Borrower shall ensure that, to the extent that any annual amortisation offer made by the Borrower to the Senior Secured Noteholders pursuant to the Senior Secured Note Indenture is not accepted by the Senior Secured Noteholders (in whole or in part) and an amount in excess of US$100,000 remains (the Unutilised Note Amortisation Amount), it shall promptly pay an amount equal to the Unutilised Note Amortisation Amount to the Facility Agent in prepayment of all amounts then outstanding under the Loan or, if the amounts outstanding under the Loan are less than the Unutilised Note Amortisation Amount, such proportion of the Unutilised Note Amortisation Amount as is necessary to prepay in full all amounts then outstanding under the Loan.

(b)	In each consecutive period of 12 months during the Term Loan Period, the first of which will commence on the Utilisation Date, the aggregate of (i) repayments of the Loan made by the Borrower pursuant to the repayment Schedule in Schedule 15, (ii) the aggregate principal amount of the Senior Secured Notes surrendered by the holders thereof following the relevant annual amortisation offer made by the Borrower to the Senior Secured Noteholders pursuant to the Senior Secured Note Indenture for that period, and (iii) any amount applied in prepayment of the Loan pursuant to Clause 6.4(a) above, must not exceed US$40,000,000.

6.5	Mandatory prepayment – Debt Service Coverage Ratio

If:

(a)	in respect of a Measurement Period ending on 30 June and 31 December, commencing 30 June 2018, for the duration of the Term Loan Period up until the date when Loan is US$15,000,000 or less (each a DSCR Test Date), the Debt Service Coverage Ratio is less than 1.0:1.0 for Measurement Periods up to and including that ending on 31 December 2019 and 0.8:1.0 thereafter, then, immediately upon delivery of the relevant Compliance Certificate in accordance with paragraph (b) of Clause 15.3 (Compliance Certificate) the Borrower shall ensure any excess outstanding under the Loan above US$15,000,000 is prepaid within 3 Business Days of such date (a Facility Reduction);

(b)	for the avoidance of doubt, not more than one Facility Reduction shall take place pursuant to paragraph (a) of this Clause 6.5 and following that Facility Reduction, the Debt Service Coverage Ratio will not be required to be set out in any Compliance Certificate.

6.6	Automatic cancellation

The Commitments shall be automatically cancelled if Senior Secured Notes in an aggregate principal amount giving rise to gross proceeds of not less than US$360,000,000 have not been issued within 30 days of the date of this Agreement.

6.7	Voluntary prepayment of Loans

The Borrower may, if it gives the Facility Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of the Loan (but, if in part, being an amount that reduces the Loan by a minimum amount of US$1,000,000 (or such lesser amount agreed by the Facility Agent)).

6.8	Voluntary prepayment in relation to a single Lender

(a)	If an Obligor is, or will be, required to pay to a Lender a Tax Payment or an Increased Cost, the Borrower may, while the requirement continues, give notice to the Facility Agent requesting prepayment in respect of that Lender.

(b)	After notification under paragraph (a) above that Borrower must repay or prepay that Lender’s share in the Loan on the date specified in paragraph (c) below; and

(c)	The date for repayment or prepayment of a Lender’s share in the Loan will be the last day of the current Interest Period for the relevant Loan or, if earlier, the date specified by the Borrower in the notice delivered to the Facility Agent.

6.9	Miscellaneous provisions

(a)	Any notice of prepayment under this Agreement is irrevocable and must specify the relevant date(s). The Facility Agent must notify the Lenders promptly of receipt of any such notice.

(b)	All prepayments under this Agreement must be made with accrued interest on the amount prepaid. No premium or penalty is payable in respect of any prepayment except for Break Costs (if any).

(c)	No prepayment is allowed except in accordance with the express terms of this Agreement.

(d)	Any prepayment of the Loan (other than a prepayment pursuant to Clause 6.1 (Illegality) or Clause 6.8 (Voluntary prepayment in relation to a single Lender)) shall be applied pro rata to each Lender’s participation in the Loan and in inverse order of its maturity.

(e)	On the last day of the Availability Period all of the Commitments shall be cancelled.

(f)	If there is a partial prepayment of the Loan under this Clause 6, the Borrower may specify to which Tranche or Tranches (if there is then more than one) it wishes the prepayment to be applied, and in which order. If no Tranche is specified, the Facility Agent will apply the prepayment pro rata across all Tranches then outstanding.

7.	INTEREST

7.1	Calculation of interest

(a)	The rate of interest on the Loan for each Interest Period is the percentage rate per annum equal to the aggregate of:

(i)	the applicable Margin from time to time; and

(ii)	LIBOR

(together, the Interest Rate).

(b)	Interest shall be calculated by reference to the actual number of days elapsed and on the basis of a year of 360 days. Interest shall accrue from and including the first day of each Interest Period to but excluding the last day of such Interest Period.

7.2	Payment of interest

Except where it is provided to the contrary in this Agreement, the Borrower must pay accrued interest on the Loan (or, as the case may be, the relevant Tranche) on the last day of each Interest Period and also, if the Interest Period is longer than three months, on the dates falling at quarterly intervals after the first day of that Interest Period.

7.3	Interest on overdue amounts

(a)	If an Obligor fails to pay any amount payable by it under the Finance Documents, the Obligors must immediately on demand by the Facility Agent pay interest on the overdue amount from its due date up to the date of actual payment, both before, on and after judgment.

(b)	If the overdue amount is a principal amount of the Loan or is an amount accruing in respect of interest on the Loan or, as the case may be, a Tranche, and becomes due and payable prior to the last day of its current Interest Period, then:

(i)	the first Interest Period for that overdue amount will be the unexpired portion of that Interest Period and the rate of interest on the overdue amount for that first Interest Period will be two per cent. per annum above the Interest Rate; and

(ii)	thereafter, any subsequent Interest Period for that overdue amount shall be selected by the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably) who may select successive Interest Periods of any duration up to three months, and the rate of interest on the overdue amount will be two per cent. per annum above the Interest Rate.

After the expiry of the first Interest Period for that overdue amount, the rate on the overdue amount will be calculated in accordance with paragraph (c) below.

(c)	In respect of any amounts outstanding other than in accordance with paragraph (b) above, interest on such overdue amount is payable at a rate determined by the Facility Agent to be two (2) per cent. per annum above the Interest Rate. For this purpose, the Facility Agent may (acting on the instructions of the Majority Lenders, acting reasonably) select successive Interest Periods of any duration of up to six months.

(d)	Interest (if unpaid) on an overdue amount will be compounded with that overdue amount at the end of each of its Interest Periods but will remain immediately due and payable.

7.4	Notification of rates of interest

The Facility Agent must promptly notify each Finance Party and the Borrower of the determination of a rate of interest under this Agreement.

8.	INTEREST PERIODS

8.1	Interest Periods

(a)	The Borrower must select the first Interest Period for the Loan in the Utilisation Request, and may select subsequent Interest Periods for the Loan or for individual Tranches in a Selection Notice.

(b)	Subject to this clause 8, the Borrower may select an Interest Period of 1, 2, 3 or 6 months or any other period agreed between the Borrower and the Facility Agent (acting on the instructions of all the Lenders), provided that if at any time there is more than one Tranche, the Borrower must select an Interest Period for at least one Tranche, which comprises an amount equal to at least the amount of the next repayment of principal due under this Agreement pursuant to Clause 5, which will have an interest period ending on such next repayment date.

(c)	Each Selection Notice is irrevocable and must be delivered to the Facility Agent by the Borrower not later than 11:00 a.m., three Business Days before the end of the then current Interest Period.

(d)	If the Borrower fails to deliver a Selection Notice to the Facility Agent by 11:00 a.m., three Business Days before the end of the then current Interest Period, the relevant Interest Period will be six (6) months.

(e)	The first Interest Period for the Loan will start on the Utilisation Date and each subsequent Interest Period for the Loan or, as the case may be, a Tranche, will start on the last day of the preceding Interest Period.

8.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

8.3	Division of Loan

Subject to the other provisions of this Agreement, if a Borrower requests in a Selection Notice that the Loan be divided into two or more tranches (each a “Tranche”), the Loan will, on the last day of its then current Interest Period, be divided as specified in that Selection Notice. The Loan may not be divided into more than 3 Tranches at any one time.

8.4	No overrunning the Final Maturity Date

If an Interest Period would otherwise overrun the Final Maturity Date, it will be shortened so that it ends on the Final Maturity Date.

9.	MARKET DISRUPTION

9.1	Failure of the Reference Bank to supply a rate

If LIBOR is to be calculated by reference to the Reference Banks but a Reference Bank does not supply a rate by 11.00 a.m. on the Rate Fixing Day, the applicable LIBOR will be determined on the basis of the remaining Reference Banks.

9.2	Market disruption

(a)	A market disruption event shall arise where:

(i)	no, or only one, Reference Bank supplies a rate by 11.00 a.m. on the Rate Fixing Day; or

(ii)	the Facility Agent receives by close of business on the Rate Fixing Day notification from any Lender or Lenders (the Affected Lenders) whose aggregate shares in the Loan exceed fifty per cent. of the Loan that the cost to them of obtaining matching deposits in the relevant interbank market is in excess of LIBOR for the relevant Interest Period.

(b)	The Facility Agent must promptly notify the Borrower and the Lenders of a market disruption event.

(c)	After notification under paragraph (b) above, the rate of interest for the Affected Lenders on the affected Loan for the relevant Interest Period will be the aggregate of:

(i)	the Margin; and

(ii)	the rate notified to the Facility Agent by those Affected Lenders as soon as practicable, and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to those Affected Lenders of funding the Loan from whatever source each of them may reasonably select.

9.3	Alternative basis of interest or funding

(a)	If a market disruption event occurs and the Facility Agent or the Borrower so require, the Borrower and the Facility Agent must enter into negotiations for a period of not more than thirty days with a view to agreeing to an alternative basis for determining the rate of interest and/or funding for the Loan.

(b)	Any alternative basis agreed between the Borrower and the Facility Agent will be, with the prior written consent of all the Lenders, binding on all the Parties hereto.

10.	TAXES

10.1	Tax gross-up

(a)	Each Obligor must make all payments to be made by it under the Finance Documents without any Tax Deduction, unless a Tax Deduction is required by an Applicable Law.

(b)	If the Borrower or a Lender is aware that an Obligor must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must promptly notify the Facility Agent. The Facility Agent must then promptly notify the affected Parties.

(c)	If a Tax Deduction is required by an Applicable Law to be made by an Obligor or, as the case may be, the Facility Agent, the amount of the payment due from that Obligor will be increased so that the amount (after making the Tax Deduction) received by the recipient is equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If an Obligor is required to make a Tax Deduction, that Obligor must make the minimum Tax Deduction allowed by Applicable Law and must make any payment required in connection with that Tax Deduction within the time allowed by the Applicable Law.

(e)	Within fifteen days of making either a Tax Deduction or a payment required in connection with a Tax Deduction the Obligor making the Tax Deduction must deliver to the Facility Agent for the relevant Finance Party, documents or other information (or certified copies thereof) evidencing satisfactorily to that Finance Party (acting reasonably) that the Tax Deduction has been made or (as applicable) the appropriate payment has been paid to the relevant taxing authority.

10.2	Tax Indemnity

(a)	Without prejudice to the provisions of Clause 10.1 (Tax gross-up), if any Lender is required to make any payment on account of Tax in respect of any Finance Document (not being a Tax imposed on the net income of a Lender or its Facility Office by the jurisdiction in which it is incorporated (or, if different, the jurisdiction in which it is treated as resident for tax purposes), or the jurisdiction in which its Facility Office is located or on the capital of that Lender employed in such jurisdiction or jurisdictions) on any sum received or receivable under the Finance Documents (including, without limitation, any sum received or receivable under this Clause 10.2) or any liability in respect of any such payment is imposed, levied or finally assessed against a Lender, the Obligors shall (within three Business Days of demand on the Borrower by the Facility Agent) indemnify that Lender against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

(b)	Paragraph (a) of Clause 10.2 (Tax Indemnity) above shall not apply to the extent a loss, liability or cost is compensated for by an increased payment under Clause 10.1 (Tax gross-up).

10.3	Tax Credit

If a Lender or, as the case may be, the Facility Agent determines in its absolute discretion, acting in good faith, that it has received, realised, utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which the Borrower has made an interest payment or paid a compensating sum under this Clause 10 (Taxes), that Lender or, as the case may be, the Facility Agent shall, provided it has received all amounts which are then due and payable by the Obligors under any of the provisions of this Agreement and the other Finance Documents, pay to the Borrower (to the extent that that Lender or, as the case may be, the Facility Agent can do so without prejudicing the amount of that benefit and the right of that Lender, or as the case may be, the Facility Agent to obtain any other benefit, relief or allowance which may be available to it), such amount, if any, as that Lender, or as the case may be, the Facility Agent shall determine in its absolute discretion acting in good faith, will leave that Lender, or as the case may be, the Facility Agent in no better and no worse position than it would have been in if the deduction or withholding had not been required and so that it retains no benefit as a result of the receipt of such deduction.

10.4	Notification of Claim

A Lender making, or intending to make, a claim under Clause 10.2 (Tax Indemnity) shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Borrower.

10.5	Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

10.6	Stamp taxes

Each Obligor must pay and, within three Business Days of demand, indemnify each Finance Party against any stamp duty, registration or other similar Tax payable by a Finance Party in connection with the entry into, performance or enforcement of any Finance Document.

10.7	Value added taxes

(a)	All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)	(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)	Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party must also at the same time pay and indemnify the Finance Party against all value added tax or any other Tax of a similar nature incurred by the Finance Party in respect of these costs or expenses but only to the extent that the Finance Party (acting reasonably) determines that neither it nor any other member of any group of which it is a member for value added tax purposes is entitled to credit or repayment from the relevant tax authority in respect of the Tax.

10.8	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Finance Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

10.9	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Company and the Agent and the Agent shall notify the other Finance Parties.

10.10	Other Information

(a)	Subject to paragraph (b) below, each Party must, within ten Business Days of a reasonable request by another Party, supply to that other Party such forms, documentation and other information relating to its status as that other Party requests to enable that other Party to comply with any regulations made under section 222 of the Finance Act 2013 or any other applicable law or regulation implementing similar international arrangements for the exchange of Tax or financial information between jurisdictions.

(b)	No Party is obliged to do anything under paragraph (a) above which would or might in its reasonable opinion constitute a breach of any applicable:

(i) law or regulation;

(ii) fiduciary duty; or

(iii) duty of confidentiality.

11.	INCREASED COSTS

11.1	Increased Costs

(a)	Subject to Clause 11.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement:

Increased Costs means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment.

Basel III means:

(i)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(ii)	the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(iii)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

11.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 11.1 (Increased Costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrower.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.

11.3	Exceptions

(a)	Clause 11.1 (Increased Costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	compensated for by Clause 10.2 (Tax Indemnity) (or would have been compensated for under Clause 10.2 (Tax Indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 10.2 (Tax Indemnity) applied);

(iii)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation; or

(iv)	attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel III) (Basel II) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

(b)	In this Clause 11.3 reference to a “Tax Deduction” has the same meaning given to the term in Clause 1.1 (Definitions).

12.	PAYMENTS

12.1	Place

Unless a Finance Document specifies that payments under it are to be made in another manner, all payments by a Party (other than the Facility Agent) under the Finance Documents must be made to the Facility Agent to its account with such office or bank in London as it may notify to that Party for this purpose by not less than five Business Days’ prior notice.

12.2	Funds

Payments under the Finance Documents to the Facility Agent must be made for value on the due date at such times and in such funds as the Facility Agent may specify to the Party concerned as being customary at the time for the settlement of transactions in the relevant currency in the place for payment.

12.3	Distribution

(a)	Each payment received by the Facility Agent under the Finance Documents for another Party must, except as provided below, be made available by the Facility Agent to that Party by payment (as soon as practicable after receipt) to its account with such office or bank as it may notify to the Facility Agent for this purpose by not less than five Business Days’ prior notice.

(b)	The Facility Agent may apply any amount received by it from any of the Obligors in or towards payment (as soon as practicable) of any amount due from the Obligors under the Finance Documents or in or towards the purchase of any amount of any currency to be so applied.

(c)	Where a sum is paid to the Facility Agent under this Agreement for another Party, the Facility Agent is not obliged to pay that sum to that Party until it has established that it has actually received it. However, the Facility Agent may assume that the sum has been paid to it, and, in reliance on that assumption, make available to that Party a corresponding amount. If it transpires that the sum has not been received by the Facility Agent, that Party must immediately on demand by the Facility Agent refund any corresponding amount made available to it together with interest on that amount from the date of payment to the date of receipt by the Facility Agent at a rate calculated by the Facility Agent to reflect its cost of funds.

12.4	Currency

All amounts payable under the Finance Documents are payable in Dollars provided always that amounts payable in respect of costs and expenses are payable in the currency in which those costs and expenses are incurred.

12.5	No set-off or counterclaim

All payments made by any Obligor under the Finance Documents must be made without set-off or counterclaim.

12.6	Business Days

(a)	If a payment under the Finance Documents is due on a day which is not a Business Day, the due date for that payment will instead be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal under this Agreement interest is payable on that principal at the rate payable on the original due date.

12.7	Partial payments

(a)	Subject to the terms of the Intercreditor Agreement, if any Administrative Party receives a payment insufficient to discharge all the amounts then due and payable by the Obligors under the Finance Documents, then, except to the extent otherwise provided in any Finance Document, the Administrative Party must apply that payment towards the obligations of the Obligors under the Finance Documents in the following order:

(i)	first, in or towards payment or satisfaction pro rata of all costs, charges, sales taxes, expenses and liabilities incurred and payments made by the Finance Parties or any receiver and all remuneration payable to the Finance Parties or any receiver under or pursuant to the Security Documents including, without limitation, legal expenses, re instatement costs and any costs incurred in recovering possession of the Security Assets;

(ii)	second, in or towards payment pro rata of any unpaid fees, costs and expenses of the Finance Parties to the extent not recovered under paragraph (i) above under this Agreement and the Finance Documents;

(iii)	third, in or towards payment pro rata of any accrued but unpaid interest payable to the Finance Parties under this Agreement and the Finance Documents;

(iv)	fourth, in or towards payment pro rata of any Break Costs of the Lenders due but unpaid and payable to the Finance Parties under this Agreement and the Finance Documents;

(v)	fifth, in or towards payment pro rata of any principal in respect of this Agreement and the Finance Documents due but unpaid;

(vi)	sixth, in or towards payment pro rata to the Finance Parties of any other amounts which are due but unpaid by the Obligors to any of the Finance Parties under the Finance Documents in such order as the Finance Parties shall in their absolute discretion determine; and

(vii)	seventh, after all amounts payable or which may become payable under the Finance Documents have been paid in full and the Finance Documents have been discharged in payment of the surplus, if any, to the Borrower or other persons entitled thereto.

(b)	Subject to the terms of the Intercreditor Agreement, the Facility Agent must, if so directed by all the Lenders, vary the order set out at paragraphs (a)(ii) to (a)(vi) above.

(c)	This Clause 12.7 will override any appropriation made by an Obligor.

12.8	Timing of payments

If a Finance Document does not provide for when a particular payment is due, that payment will be due within three Business Days of demand by the relevant Finance Party.

12.9	Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Borrower that a Disruption Event has occurred:

(a)	the Facility Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

(b)	the Facility Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Facility Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 25 (Amendments and Waivers);

(e)	subject to the terms of the Intercreditor Agreement, the Facility Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 12.9; and

(f)	the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

12.10	Impaired Agent

(a)	If, at any time, the Facility Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents to the Facility Agent in accordance with Clause 12.1 (Place) may instead either:

(i)	pay that amount direct to the required recipient(s); or

(ii)	if in its absolute discretion it considers that it is not reasonably practicable to pay that amount direct to the required recipient(s), pay that amount or the relevant part of that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment (the Paying Party) and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the Recipient Party or Recipient Parties).

In each case such payments must be made on the due date for payment under the Finance Documents.

(b)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Party or the Recipient Parties pro rata to their respective entitlements.

(c)	A Party which has made a payment in accordance with this Clause 12.10 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)	Promptly upon the appointment of a successor Facility Agent in accordance with Clause 19.13 (Replacement of the Facility Agent), each Paying Party shall (other than to the extent that that Party has given an instruction pursuant to paragraph (e) below) give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution to the relevant Recipient Party or Recipient Parties in accordance with Clause 12.3 (Distribution).

(e)	A Paying Party shall, promptly upon request by a Recipient Party and to the extent:

(i)	that it has not given an instruction pursuant to paragraph (d) above; and

(ii)	that it has been provided with the necessary information by that Recipient Party,

give all requisite instructions to the bank with whom the trust account is held to transfer the relevant amount (together with any accrued interest) to that Recipient Party.

12.11	Mitigation by the Lenders

(a)	Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 6.1 (Illegality), Clause 10 (Tax gross-up and indemnities) or Clause 11 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or facility office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

13.	GUARANTEE AND INDEMNITY

13.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each other Obligor of all that Obligor’s obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 13 if the amount claimed had been recoverable on the basis of a guarantee.

13.2	Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

13.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by a Finance Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 13 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

13.4	Waiver of defences

The obligations of each Guarantor under this Clause 13 will not be affected by an act, omission, matter or thing which, but for this Clause 13, would reduce, release or prejudice any of its obligations under this Clause 13 (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment, novation, supplement, extension restatement (however fundamental and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

(g)	any insolvency or similar proceedings; or

(h)	any release or non-perfection of any Security Interest granted by any Obligor.

13.5	Guarantor Intent

Without prejudice to the generality of Clause 13.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

13.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 13. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

13.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 13.

13.8	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 13:

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)	to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 13.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Obligor;

(f)	to claim or prove as a creditor of any Obligor in competition with any Finance Party.

Until such time as all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, to the extent a Guarantor receives any benefit, payment or distribution in relation to such rights it will hold that benefit, payment or distribution on trust for the Finance Parties and will promptly pay an amount equal to that benefit, payment or distribution, to the Facility Agent, for application in accordance with Clause 12 (Payments).

13.9	Release of Guarantors’ right of contribution

If any Guarantor (a Retiring Guarantor) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a)	that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)	each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

13.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

13.11	Guarantee Limitations

This guarantee does not apply to any liability to the extent that it would result in this guarantee constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 or any equivalent and applicable provisions under the laws of the Original Jurisdiction of the relevant Guarantor and, with respect to any Additional Guarantor, is subject to any limitations set out in the Accession Deed applicable to such Additional Guarantor.

14.	REPRESENTATIONS

14.1	Representations

The representations set out in this Clause 14 are made, unless otherwise stated, by each Obligor in respect of itself or (if the relevant provision so states) one or more of them each in respect of itself to the Finance Parties.

14.2	Status

(a)	It is a limited liability company, duly incorporated and validly existing under the laws of its Original Jurisdiction.

(b)	It and each of its Subsidiaries, if any, has the power to own its assets and carry on its business as it is being conducted.

(c)	The Borrower is the legal and beneficial owner of all the share capital of each of the other Obligors.

14.3	Powers and authority

It has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, the Transaction Documents to which it is or will be a party and the transactions contemplated by those Transaction Documents.

14.4	Legal validity

Subject to any general principles of law limiting its obligations and referred to in any Legal Opinion required under this Agreement, each Transaction Document to which it is a party is its legally binding, valid and enforceable obligation.

14.5	Non-conflict

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents to which it is a party do not conflict in any material respect with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents; or

(c)	any document which is binding upon it or any of its Subsidiaries or any of its or its Subsidiaries’ assets.

14.6	No Default

(a)	No Default is outstanding or will result from the entry into, or the performance of any transaction contemplated by, any Transaction Document.

(b)	No other event is outstanding which constitutes a default under any document which is binding on it or any of its Subsidiaries or any of its or its Subsidiaries’ assets to an extent or in a manner which is reasonably likely to have a Material Adverse Effect.

14.7	Authorisations

Except for registration of (i) the Mortgages and the relevant Vessels at the registry of the Approved Flag State, (ii) any Security Document creating Security Interests over Security Assets of the Obligors with the Registrar of Companies in the jurisdiction of incorporation of the relevant Obligor as required by law or (iii) any relevant Security Document under the Companies Act 2006, and (iv) in the case of the Pledges of Shares in respect of the share capital of each Cypriot Guarantor, the delivery of the original share certificates in respect of the shares being pledged to the Security Agent and the giving of notice to each Cypriot Guarantor accompanied by a certified copy of the relevant Pledge of Shares and the issue of a certificate by the secretary of each Cypriot Guarantor confirming that a memorandum was made in its register of members against all the share certificates pledged thereby, all authorisations required by it in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

14.8	Financial statements

(a)	Its Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied.

(b)	The unaudited Original Financial Statements of the Borrower fairly represent its financial condition and results of operations for the half-year period ending on 30 June 2017.

(c)	Its audited Original Financial Statements give a true and fair view of (or fairly represent) its financial condition and results of operations during the relevant financial year unless expressly disclosed to the Facility Agent in writing to the contrary prior to the date of this Agreement.

(d)	There has been no material adverse change in the assets, business or consolidated financial condition of the Restricted Group since the date of the Original Financial Statements.

(e)	There has been no material adverse change in the assets, business or consolidated financial condition of the Restricted Group since the date of delivery of the most recent financial statements pursuant to Clause 15.1 (Financial statements).

(f)	Its most recent financial statements delivered pursuant to Clause 15.1 (Financial statements):

(i)	have been prepared in accordance with the Accounting Principles; and

(ii)	give a true and fair view of or fairly represent its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

14.9	No material adverse change

There has been no material adverse change in the ability of the Obligors, taken as a whole, to make all the required payments under this Agreement or the validity or enforceability of this Agreement since the date of this Agreement or following the receipt by the Facility Agent of a Compliance Certificate, since the date of the then latest Compliance Certificate.

14.10	Litigation

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency (including, but not limited to, investigative proceedings) which, if on the balance of probabilities is likely to be adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started against it or any of its Subsidiaries.

14.11	No breach of laws

It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

14.12	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

14.13	Ranking of security

The Transaction Security has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security Interest (other than Permitted Security Interests).

14.14	Good title to assets

It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

14.15	Group Structure Chart

The Group Structure Chart delivered to the Facility Agent pursuant to Schedule 2Part 2 (Conditions Precedent) is true, complete and accurate in all material respects and shows the following information:

(a)	each member of the Group, including current name and company registration number, its Original Jurisdiction (in the case of an Obligor), its jurisdiction of incorporation (in the case of a member of the Group which is not an Obligor) and/or its jurisdiction of establishment, a list of shareholders and indicating whether a company is not a Guarantor or is not a company with limited liability; and

(b)	all minority interests in any member of the Group and any person in which any member of the Group holds shares in its issued share capital or equivalent ownership interest of such person.

14.16	No filings or stamp taxes

Under the laws of its Relevant Jurisdiction it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents except any filing, recording or enrolling or any tax or fee payable in relation to the Transaction Documents which is referred to in any Legal Opinion and which will be made or paid promptly after the date of the relevant Finance Document.

14.17	Taxation

(a)	It is not (and, so far as it is aware, none of its Subsidiaries is) overdue in the filing of any Tax returns and it is not (and, so far as it is aware, none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax, in each case, to an extent which could reasonably be expected to have a Material Adverse Effect.

(b)	No claims or investigations are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Taxes.

(c)	Save where such Obligor has, upon giving prior notice to the Facility Agent, caused its residency for tax to be moved to any of the U.K., Cyprus, the Bahamas or Hong Kong:

(i)	each Original Obligor (other than the Borrower and GSL Alcazar Inc.) and each Additional Guarantor, is resident for Tax purposes only in its Original Jurisdiction; and

(ii)	GSL Alcazar Inc., is resident for Tax purposes only in Cyprus.

14.18	Environment

Except as may already have been disclosed by the Borrower in writing to the Facility Agent:

(a)	each of the members of the Restricted Group and their respective Environmental Affiliates has, without limitation, complied with the provisions of all applicable Environmental Laws in relation to each Vessel or other vessel owned by it;

(b)	each of the members of the Restricted Group and their respective Environmental Affiliates has obtained all requisite Environmental Approvals in relation to each Vessel or other vessel owned by it and are in compliance with such Environmental Approvals;

(c)	no member of the Restricted Group nor any of their respective Environmental Affiliates has received notice of any Environmental Claim in relation to a Vessel or other vessel owned by it which alleges that any of the Obligors or any of their respective Environmental Affiliates is not in compliance with applicable Environmental Laws in relation to such Vessel or vessel or Environmental Approvals in relation to such Vessel or vessel;

(d)	there is no Environmental Claim in relation to any Vessel or other vessel owned by any member of the Restricted Group pending or threatened which is such that a first class owner or operator of vessels such as the Vessels, making all due enquiries and complying in all respects with its obligations under the ISM Code, ought to have known about; and

(e)	there has been no Release of Hazardous Materials by or in respect of any Vessel or other vessel owned by any member of the Restricted Group about which a first class owner or operator of vessels such as the Vessels making all due enquiries and complying in all respects with its obligations under the ISM Code ought to have known about.

14.19	Security Assets

Each Obligor is or will on the creation of the relevant Security Interest be solely and absolutely entitled to the Security Assets over which it has or will create any Security Interest pursuant to the Security Documents to which it is, or will be, a party and there is no agreement or arrangement under which it is obliged to share any proceeds of or derived from such Security Assets with any third party.

14.20	ISM Code compliance

In respect of any Additional Vessel, on the Delivery Date in respect of the relevant Vessel, the relevant Additional Guarantor is in full compliance with the ISM Code in respect of that Vessel.

14.21	ISPS Code Compliance

In respect of any Additional Vessel, on the Delivery Date in respect of the relevant Vessel, the relevant Additional Guarantor is in full compliance with the ISPS Code in respect of that Vessel.

14.22	No amendments to Related Contracts

Other than as notified to the Facility Agent in writing, there have been no amendments to any of the Related Contracts.

14.23	Anti-corruption law

Each member of the Restricted Group has conducted its business in compliance with applicable anti-corruption laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

14.24	Insolvency

(a)	No member of the Restricted Group is unable, nor admits or has admitted its inability, to pay its debts or has suspended making payments on any of its debts.

(b)	No member of the Restricted Group has commenced, or intends to commence, negotiations with one or more of its creditors with a view to rescheduling any of its Financial Indebtedness.

(c)	The value of the assets of each member of the Restricted Group is not less than its liabilities (taking into account contingent and prospective liabilities).

(d)	No moratorium has been, or may, in the reasonably foreseeable future be, declared in respect of any indebtedness of any member of the Restricted Group.

(e)	No reorganisation or liquidation of any member of the Restricted Group has occurred (other than a voluntary reorganisation of a member that is not insolvent or subject to any creditors’ process at the time of such reorganisation and which has been approved by the Facility Agent (acting reasonably)).

14.25	Sanctions

No Obligor nor any of its Subsidiaries, nor to the best knowledge of the Obligors or any of their Subsidiaries, any director, officer, employee, agent, affiliate, or person associated with or acting on behalf of the Obligors or any of their Subsidiaries is directly owned or controlled by, or is acting on behalf of an individual or entity that: (i) is or has been a Restricted Party; (ii) is or has been engaged in any transaction, activity or conduct that could reasonably be expected to result in it becoming a Restricted Party; and/or (iii) has received notice of, or has become otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions. None of the proceeds of the Loan will be directly applied, lent, contributed or otherwise made available to fund or finance any activities or business of or with a Restricted Party or in a Sanctioned Country.

14.26	Immunity

(a)	The execution by it of each Transaction Document to which it is a party constitutes, and the exercise by it of its rights and performance of its obligations under each such Transaction Document will constitute, private and commercial acts performed for private and commercial purposes.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation in relation to any Transaction Document.

14.27	No adverse consequences

(a)	It is not necessary under the laws of its jurisdiction of incorporation:

(i)	in order to enable any Finance Party to enforce its rights under any Finance Document; or

(ii)	by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document,

that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in its Original Jurisdiction; and

(b)	No Finance Party will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdiction by reason only of the execution, performance and/or enforcement of any Finance Document.

14.28	Governing law and enforcement

(a)	The choice of governing law of the Finance Documents will be recognised and enforced in its Relevant Jurisdictions.

(b)	Any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

14.29	Accounting Reference Date

The financial year end of each member of the Restricted Group is 31 December in each year or such other date as has been approved by the Facility Agent in writing.

14.30	Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the Regulation), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its Original Jurisdiction and it has no “establishment” (as that term is used in Article 2(h) of the Regulations) in any other jurisdiction.

14.31	Discharge of existing security

All security created in favour of the relevant financiers pursuant to the Existing Facilities and the Existing 2019 Notes has been fully finally and irrevocably discharged.

14.32	Times for making representations

(a)	The representations set out in this Clause 14 (Representations) are made by the Borrower and each Original Obligor on the date of this Agreement, save that the representation in Clause 14.31 (Discharge of existing security) is made by the Borrower and each Original Obligor on the Utilisation Date only.

(b)	Unless a representation is expressed to be given at a specific date and subject, in relation to the representation in Clause 14.31 (Discharge of existing security) to paragraph (a) above (in which event it shall be deemed to be given on that date), the representations in Clauses:

(i)	14.2 (Status), 14.3 (Powers and authority), 14.4 (Legal validity), 14.5 (Non-conflict), 14.6 (No Default) 14.7 (Authorisations), 14.8 (Financial statements) (other than paragraph (d) thereof), 14.12 (Pari passu ranking), 14.13 (Ranking of security), 14.14 (Good title to assets), 14.24 (Insolvency), 14.25 (Sanctions), 14.26 (Immunity), 14.27 (No adverse consequences), 14.28 (Governing law and enforcement) and 14.29 (Accounting Reference Date), are deemed to be repeated by each Obligor on the date of the Request, on the Utilisation Date and the first day of each Interest Period;

(ii)	14.9 (no material adverse change) and 14.10 (Litigation) are deemed to be repeated by each Obligor on the date of the Request and the Utilisation Date;

(iii)	14.18 (Environment), 14.19 (Security Assets) and 14.22 (No amendments to Related Contracts) are deemed to be repeated on the Delivery Date in respect of an Additional Vessel and in relation to the Related Contracts relating to that Vessel (in the case of 14.18 (Environment); and

(iv)	all the representations and warranties in this Clause 14 except Clause 14.15 (Group Structure Chart) and Clause 14.31 (Discharge of existing security) are deemed to be made by each Additional Guarantor on the day on which it becomes (or it is proposed that it becomes) an Additional Guarantor.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

15.	INFORMATION COVENANTS

15.1	Financial statements

(a)	The Borrower must supply to the Facility Agent in sufficient copies (which may take the form of an electronic copy) for all the Lenders:

(i)	as soon as they are available, but in any event within 120 days after the end of each Financial Year, its audited consolidated financial statements for that Financial Year commencing with the Financial Year ending after the date hereof; and

(ii)	as soon as they are available, but in any event within 60 days after the end of each half-year of each Financial Year (but not the half-year ending at the end of each Financial Year), its unaudited consolidated financial statements for that half-year commencing with the half-year ending after the date hereof.

(b)	The Facility Agent shall send to each Lender all of the financial statements received by it under this Clause 15.1.

15.2	Form of financial statements

(a)	Each Obligor must ensure that each set of its financial statements supplied under this Agreement fairly represents the financial condition (consolidated or otherwise) of the relevant person as at the date to which those financial statements were drawn up and that each set of audited financial statements required to be delivered by an Obligor pursuant to Clause 15.1 (Financial statements) have been audited by the Auditors of that Obligor.

(b)	The Borrower must notify the Facility Agent of any change to the basis on which its audited financial statements are prepared.

(c)	If requested by the Facility Agent, the Borrower must supply or procure that the following are supplied to the Facility Agent:

(i)	a full description of any change notified under paragraph (b) above; and

(ii)	sufficient information to enable the Facility Agent to make a proper comparison between the financial position shown by the set of financial statements prepared on the changed basis and its most recent audited consolidated financial statements delivered to the Facility Agent under this Agreement.

(d)	If requested by the Facility Agent, the Borrower must enter into discussions for a period of not more than thirty days with a view to agreeing to any amendments required to be made to this Agreement to place the Facility Agent in the same position as it would have been in if the change had not happened. Any agreement between the Borrower and the Facility Agent will be, with the prior consent of the Majority Lenders, binding on all parties.

(e)	If no agreement is reached under paragraph (d) above on the required amendments to this Agreement, the Borrower must ensure that its Auditors certify those amendments; the certificate of the Auditors will be, in the absence of manifest error, binding on all the Parties.

15.3	Compliance Certificate

(a)	The Borrower must supply to the Facility Agent a Compliance Certificate with each set of its consolidated financial statements required to be delivered by it pursuant to Clause 15.1 (Financial statements) setting out, amongst other things, the Cash Balance on the most recent Test Date.

(b)	Without prejudice to paragraph (a) above, and subject to paragraph (b) of Clause 6.5 (Mandatory prepayment – Debt Service Coverage Ratio) and except following the date on which the Loan is US$15,000,000 (fifteen million Dollars) or less, the Borrower must supply to the Facility Agent, within 120 days (in the case of each DSCR Test Date which falls on each 31 December) or 60 days (in the case of each DSCR Test Date which falls on 30 June), a Compliance Certificate setting out, amongst other things, the Debt Service Coverage Ratio on that DSCR Test Date (including computations in reasonable detail based on its unaudited consolidated financial statements for the Measurement Period ending on that DSCR Test Date).

(c)	Each Compliance Certificate supplied by the Borrower must be signed by its chief financial officer or chief executive officer.

15.4	Information - miscellaneous

The Borrower must supply to the Facility Agent in sufficient copies (which may take the form of an electronic copy) for all the Lenders:

(a)	copies of all documents despatched by it to its creditors generally or any class of them or, as the case may be, by any Obligor to its creditors or any class of them at the same time as they are despatched;

(b)	copies of all notices and minutes relating to any extraordinary general meeting of its or any Obligor’s shareholders at the same time as they are despatched;

(c)	promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, or to the knowledge of an Obligor threatened or pending against it or any Obligor and which might, if adversely determined, have a Material Adverse Effect; and

(d)	promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body, or agency which is made against any Obligor which might have a Material Adverse Effect.

15.5	Notification of Default

Unless the Facility Agent has already been so notified, the Borrower must notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

15.6	Know your customer requirements

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Facility Agent, the Security Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facility Agent, the Security Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender), the Security Agent or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Facility Agent, the Security Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Lender shall promptly upon the request of the Facility Agent or the Security Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent or the Security Agent (for itself) in order for the Facility Agent or the Security Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)	The Borrower shall, by not less than ten Business Days’ prior written notice to the Facility Agent, notify the Facility Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Guarantor pursuant to Clause 26 (Changes to the Obligors).

(d)	Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Guarantor obliges the Facility Agent or the Security Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Facility Agent, the Security Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender), the Security Agent or any Lender (for itself or on behalf of any prospective new Lender) in order for the Facility Agent, the Security Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Guarantor.

16.	GENERAL COVENANTS

16.1	General

Each Obligor agrees to be bound by the covenants set out in this Clause 16 relating to it. To the extent that a Vessel ceases to be a Vessel in accordance with the terms of this Agreement, the relevant Obligor shall no longer be bound by the covenants set out in this Clause 16 in so far as these covenants relate to that Vessel.

16.2	Notes Restrictive Covenants

Each Obligor shall comply with the Notes Restrictive Covenants.

16.3	Authorisations

Each Obligor must promptly obtain, maintain and comply, in all material respects, with the terms of any authorisation required under any Applicable Law to enable it to perform its obligations under, or for the validity or enforceability of, any Finance Document.

16.4	Compliance with laws

Each Obligor must comply and procure that each member of the Restricted Group complies in all respects with all Applicable Laws to which it is subject where failure to do so is reasonably likely to have a Material Adverse Effect.

16.5	Pari passu ranking

Each Obligor must ensure that its payment obligations under the Finance Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

16.6	Anti-corruption law

(a)	No Obligor shall (and the Borrower shall ensure that no other member of the Group will) directly or indirectly use the proceeds of the Loan for any purpose which would breach the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

(b)	Each Obligor shall (and the Borrower shall ensure that each other member of the Group will):

(i)	conduct its businesses in compliance with applicable anti-corruption laws; and

(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.

16.7	Taxation

(a)	Each Obligor shall (and the Borrower shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Facility Agent under Clause 15.1 (Financial statements); and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

(b)	No member of the Group may change its residence for Tax purposes without the consent of the Facility Agent (not to be unreasonably withheld).

16.8	Changes to ownership

Subject to each Pledge of Shares, the Borrower shall, at all times, remain the legal and beneficial owner of all of the issued shares in each other Obligor.

16.9	No other business assets or Financial Indebtedness

(a)	The Obligors shall not engage in any business other than the direct or indirect ownership, operation, management and chartering of container vessels, shipping containers and other container related assets and any business incidental thereto and (in connection with any Financial Indebtedness permitted to be incurred under this Agreement) the operation of a finance company, nor shall any Obligor incur any Financial Indebtedness secured or to be secured in any way on the Vessels, or any of them, or any other Security Asset other than the Financial Indebtedness contemplated by or otherwise permitted to be incurred under the terms of this Agreement, in each case to the extent secured by any Permitted Security Interest.

(b)	Any inter company debt owed by the Borrower to a company which is not an Obligor shall be fully subordinated to any Financial Indebtedness under the Finance Documents.

16.10	Change of business

(a)	Unless otherwise agreed with the Facility Agent (acting on the instruction of all of the Lenders), the Borrower must keep its corporate documents and records, at the address from time to time of GSLS, and the Borrower will not establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than the United Kingdom or Bermuda unless otherwise agreed with and notified to the Facility Agent, such agreement not to be unreasonably withheld.

(b)	Unless otherwise agreed with the Facility Agent, each Obligor must maintain its place of business, and keep its corporate documents and records (i) in the case of an Original Guarantor at its registered address as at the date of this Agreement (save that, in the case of GSL Alcazar Inc., its corporate documents and records shall be maintained in Cyprus) or at another address in its jurisdiction of incorporation as at the date of this Agreement and (ii) in the case of any other Obligor, at an address in Cyprus, Hong Kong or the United Kingdom stated in the Accession Deed pursuant to which such person becomes an Obligor (or at another address in such jurisdiction).

(c)	No Obligor will establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than (i) in the case of an Original Guarantor, its jurisdiction of incorporation as at the date of this Agreement and (ii) in the case of any other Obligor, Cyprus, the Marshall Islands, Hong Kong or the United Kingdom unless otherwise agreed with and notified to the Facility Agent such agreement not to be unreasonably withheld.

(d)	Any change in the place of business of:

(i)	the Borrower from the Republic of the Marshall Islands to Bermuda; or

(ii)	any other Obligor (other than the Borrower) from one in Cyprus, the Republic of the Marshall Islands, Hong Kong or the United Kingdom to another in Cyprus, the Republic of the Marshall Islands, Hong Kong or the United Kingdom,

shall be promptly notified in writing to the Facility Agent.

16.11	Security

The relevant Obligor:

(a)	will procure, at the Applicable Time, that the relevant Mortgage is submitted for registration with the registry of the relevant Approved Flag State and that upon registration the relevant Mortgage will, and will continue to be, registered as a first priority mortgage with the registry of the relevant Approved Flag State;

(b)	without prejudice to paragraph (a) above will procure that the Mortgages and any other security conferred by it under any Security Document are registered as a first priority interest with the relevant authorities within the period prescribed by the Applicable Laws and is maintained and perfected with the relevant authorities;

(c)	will at its own cost, use best efforts to ensure that any Finance Document validly creates the obligations and Security Interests which it purports to create; and

(d)	without limiting the generality of paragraph (a) above, will at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority, pay any stamp, registration or similar tax payable in respect of any Finance Document, give any notice or take any other step which, in the reasonable opinion of the Facility Agent, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence in its jurisdiction of incorporation, any jurisdiction where the relevant Obligor has a place of business and the jurisdiction which is the relevant Vessel’s Approved Flag State or to ensure or protect the priority of any Security Interest which it creates.

16.12	Access

If the Facility Agent reasonably suspects a Default is continuing or may occur and after consulting with the Borrower for not more than three Business Days it maintains that suspicion, each Obligor shall, and the Borrower shall ensure that each member of the Group will, permit the Facility Agent and/or the Security Agent and/or accountants or other professional advisers and contractors of the Facility Agent or Security Agent free access at all reasonable times and on reasonable notice at the risk and cost of the Obligor to (i) the premises, assets, books, accounts and records of each member of the Group and (ii) meet and discuss matters with senior management of the Borrower.

16.13	Financial assistance

Each Obligor shall (and the Borrower shall procure each other member of the Group will) comply in all respects with sections 678 and 679 of the Companies Act 2006 and any equivalent legislation in other jurisdictions including in relation to the execution of the Transaction Documents and payment of amounts due under this Agreement.

16.14	Amendments

(a)	No Obligor shall amend, vary, novate, supplement, supersede, waive or terminate any term of a Transaction Document or any other document delivered to the Facility Agent pursuant to Clause 3 (Conditions Precedent) or Clause 26 (Changes to the Obligors) (other than, and without prejudice to any other provision of this Agreement, any Charter, any Charter Guarantee or Ship Management Agreement) or enter into any agreement with any shareholders of the Borrower or any of their Affiliates which is not a member of the Restricted Group except in writing:

(i)	in accordance with Clause 25 (Amendments and Waivers);

(ii)	to the extent that that amendment, variation, novation, supplement, superseding, waiver or termination is permitted by the Intercreditor Agreement; and

(iii)	in a way which could not be reasonably expected materially and adversely to affect the interests of the Lenders (as a whole).

(b)	The Borrower shall promptly supply to the Facility Agent a copy of any document relating to any of the matters referred to in paragraphs (i) to (iii) above.

16.15	Related Contracts

Save as agreed to the contrary in or permitted by the Finance Documents, none of the Obligors shall take any action, enter into any document or agreement or omit to take any action or to enter into any document or agreement which would, or could reasonably be expected to, cause any Related Contract to cease to remain in full force and effect and shall use all reasonable endeavours to procure that each other party to any Related Contract does not take any action, enter into any document or agreement or omit to take any action or to enter into any document or agreement which would, or could reasonably be expected to, cause any Related Contract to cease to remain in full force and effect.

16.16	Environment

The relevant Obligor shall, and shall procure that the Manager shall, at all times after the Applicable Time:

(a)	comply with all applicable Environmental Laws including, without limitation, requirements relating to the establishment of financial responsibility (and shall require that all Environmental Affiliates of the Obligor comply with all applicable Environmental Laws) and obtain and comply with all required Environmental Approvals, which Environmental Laws and Environmental Approvals relate to its Vessel or her operation or her carriage of cargo; and

(b)	promptly upon the occurrence of any of the following events, provide to the Facility Agent a certificate of an officer of that member of the Restricted Group or of that member of the Restricted Group’s agents specifying in detail the nature of the event concerned:

(i)	the receipt by that member of the Restricted Group or any Environmental Affiliate (where that member of the Restricted Group has knowledge of the receipt) of any Environmental Claim in relation to its Vessel or any other vessel actually delivered to it; or

(ii)	any Release of Hazardous Materials by its Vessel or any other vessel actually delivered to it.

16.17	Note Purchase Condition

(a)	No member of the Group will offer to purchase any Senior Secured Notes in accordance with clause 4.23 (Annual Mandatory Offer and Amortization) of the Senior Secured Note Indenture unless the 2nd, 4th and 6th payments falling due under Clause 5 of this Agreement have first been satisfied at least fifteen (15) days prior to the Annual Mandatory Offer Payment Date (as defined in the Senior Secured Notes) in such offer.

(b)	No member of the Group may otherwise repay, prepay, purchase, defease or redeem (or otherwise retire for value) any Notes Liabilities whatsoever (or offer to do so) (a Note Repurchase) unless the Loan and all other sums due under this Agreement have been irrevocably paid or repaid in full or unless the funds for such Note Repurchase have been raised solely by the issue of additional equity in the Borrower.

16.18	Obligatory Insurances

The Borrower shall notify the Facility Agent of any claim made by it or by any other Obligor under the Obligatory Insurances in respect of any Vessel, to the extent that such claim is in an amount greater than US$2,000,000, and shall consult with the Facility Agent prior to settling, compromising or abandoning any such claim.

16.19	Sanctions

Each Obligor shall procure that no Vessel shall be the subject or target of Sanctions or serve under any charter or contract of affreightment with any foreign country or national of any foreign country which is the subject of Sanctions or is specified by legislation or regulations of its flag, if the consequence might be that receipt of any part of the income derived from the charter or contract of affreightment, or any Transaction Document or the security conferred by the Security Documents would be unlawful under any Applicable Law.

16.20	Mergers

Neither the Borrower nor GSLS will enter into any merger or other business combination or corporate reorganisation involving a consolidation of the assets and obligations of, respectively, the Borrower and/or GSLS with any other company or entity, if such action would have a Material Adverse Effect.

16.21	Cash Pooling and Set off

Each Obligor agrees that it will not enter into any cash pooling agreements of any nature with the Account Bank, and will not otherwise permit or instruct the Account Bank (as defined in the Earnings Account Security Agreement) to, take or omit to take any action that would give rise to any right that the Account Bank may have to undertake any cash management (including but not limited to any netting and/or cash pooling arrangements) in relation to any amounts held from time to time in that Obligor’s Earnings Account which would, or might, give rise to any right on the part of the Account Bank to exercise any rights of set off in respect of any amounts held from time to time in that Obligor’s Earnings Account. Notwithstanding the foregoing sentence, each Obligor will be entitled to provide payment instructions to the Account Bank in relation to amounts held from time to time in that Obligor’s Earnings Account through its online cash management system in relation to day to day payments in connection with the operation of such Obligor’s Vessel and the conduct of such Obligor’s own business (but excluding in any event any instructions in connection with any netting or cash pooling arrangements).

17.	FINANCIAL COVENANT

17.1	Interpretation

(a)	Except as provided to the contrary in this Agreement, an accounting term used in this Clause is to be construed in accordance with U.S. GAAP.

(b)	Any amount in a currency other than Dollars is to be taken into account at its Dollar equivalent calculated on the basis of:

(i)	the Facility Agent’s spot rate of exchange for the purchase of the relevant currency in the London foreign exchange market with Dollars at or about 11.00 a.m. on the day the relevant amount falls to be calculated; or

(ii)	if the amount is to be calculated on the last day of a financial period of the Obligor, the relevant rates of exchange used by the Obligor in, or in connection with, its financial statements for that period.

(c)	No item must be credited or deducted more than once in any calculation under this Clause.

17.2	Cash Balance

The Borrower must ensure that on each of the dates specified below the Cash Balance is equal to or exceeds the amount set opposite such date below (each a Test Date):

DATE	AMOUNT
Utilisation Date	US	$20,000,000
31 December 2017	US$	20,000,000
31 March 2018	US$	20,000,000
30 June 2018	US$	20,000,000
31 September 2018	US$	20,000,000
31 December 2018	US$	20,000,000
31 March 2019	US$	20,000,000
30 June 2019	US$	20,000,000
31 September 2019	US$	20,000,000
31 December 2019	US$	20,000,000
31 March 2020	US$	20,000,000
30 June 2020	US$	20,000,000
31 September 2020	US$	20,000,000

18.	DEFAULT

18.1	Events of Default

Each of the events set out in this Clause 18 is an Event of Default (save for Clause 18.14 (Acceleration)).

18.2	Non-payment

An Obligor does not pay on the due date any amount payable by it under the Finance Documents in the manner required under the Finance Documents and such non-payment is not remedied within four Business Days of the due date.

18.3	Breach of other obligations

Each Obligor does not comply with any term of the Finance Documents, unless the non-compliance:

(a)	is capable of remedy; and

(b)	is remedied within seven Business Days of the Facility Agent giving notice to the Borrower.

The Obligors acknowledge that for the purposes of paragraph (a) above, non-compliance with the following shall not be capable of remedy:

(i)	paragraphs (a) and (b) of Clause 16.11 (Security); and

(ii)	Clause 17 (Financial Covenant).

18.4	Misrepresentation

A representation made or repeated by an Obligor (or by any other Party other than a Finance Party) in any Finance Document or in any document delivered by or on behalf of an Obligor under any Finance Document is incorrect in any material respect when made or deemed to be repeated.

18.5	Cross-default

Any of the following occurs in respect of any member of the Restricted Group:

(a)	any of its Financial Indebtedness is not paid when due (after the expiry of any originally applicable grace period);

(b)	any of its Financial Indebtedness:

(i)	becomes prematurely due and payable; or

(ii)	is placed on demand; or

(iii)	is capable of being declared by a creditor to be prematurely due and payable or being placed on demand,

in each case, as a result of an event of default (howsoever described) and after the expiry of any applicable grace period, or any commitment for its Financial Indebtedness is cancelled or suspended as a result of an event of default (howsoever described), unless the aggregate amount of Financial Indebtedness falling within paragraphs (a) and (b) above is less than US$25,000,000 or its equivalent.

18.6	Insolvency

Any of the following occurs in respect of a member of the Restricted Group:

(a)	it is, or is deemed for the purposes of any Applicable Law to be, unable to pay its debts as they fall due or insolvent;

(b)	it admits its inability to pay its debts as they fall due;

(c)	it suspends making payments on any of its debts or announces an intention to do so;

(d)	by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling of any of its indebtedness; or

(e)	a moratorium is declared in respect of any of its indebtedness.

If a moratorium occurs in respect of a member of the Restricted Group, the ending of the moratorium will not remedy any Event of Default caused by the moratorium.

18.7	Insolvency proceedings

(a)	Except as provided in paragraph (b) below, any of the following occurs in respect of a member of the Restricted Group:

(i)	any step is taken with a view to a moratorium, a composition, assignment or similar arrangement with any of its creditors;

(ii)	a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution to petition for or to file documents with a court for its winding-up, administration or dissolution and any such resolution is passed;

(iii)	any person presents a petition, or files documents with a court for its winding-up, administration or dissolution;

(iv)	an order for its winding-up, administration or dissolution is made;

(v)	any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of it or any of its material assets;

(vi)	its directors, shareholders or other officers request the appointment of, or give notice of their intention to appoint a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer; or

(vii)	any other analogous step or procedure is taken in any jurisdiction.

(b)	Paragraph (a) above does not apply to a frivolous or vexatious petition for winding-up presented by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within fourteen days or other action is taken with the prior consent of the Facility Agent.

18.8	Creditors’ process

Any attachment, sequestration, distress, execution or analogous event affects any asset(s) of a member of the Restricted Group, having an aggregate value of (US$15,000,000) or its equivalent and is not discharged within fourteen days.

18.9	Cessation of business

A member of the Restricted Group ceases, or threatens to cease, to carry on business except as a result of any disposal not prohibited under this Agreement.

18.10	Failure to pay final judgment

Any member of the Restricted Group fails to comply with or pay any sum due from it under any final judgment or any final order made or given by any court of competent jurisdiction within the time given for payment.

18.11	Effectiveness of Finance Documents

(a)	It is or becomes unlawful for an Obligor or any other Party (other than a Finance Party) to perform any of its material obligations under the Finance Documents.

(b)	Any Finance Document is not effective or is alleged by an Obligor to be ineffective for any reason.

(c)	Any material provision of a Finance Document is not effective or is alleged by any Party (other than a Finance Party or an Obligor) to be ineffective for any reason.

(d)	An Obligor repudiates any material provision of a Finance Document or evidences an intention to repudiate any material provision of a Finance Document.

(e)	Any Party (other than a Finance Party) repudiates any material provision of a Finance Document or evidences an intention to repudiate any material provision of a Finance Document.

18.12	Unlawfulness and invalidity

(a)	It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents or any Security Interest created or expressed to be created or evidenced by the Security Documents ceases to be effective or any subordination created under the Intercreditor Agreement is or becomes unlawful.

(b)	Any obligation or obligations of any Obligor under any Finance Documents are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)	Any Finance Document ceases to be in full force and effect or any Security Interest over any Security Asset or any subordination created under the Intercreditor Agreement ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

18.13	Intercreditor Agreement

(a)	Any Intra-Group Lender (as defined in the Intercreditor Agreement) or any Obligor fails to comply with the provisions of, or does not perform its obligations under, the Intercreditor Agreement; or

(b)	a representation or warranty given by that party in the Intercreditor Agreement is incorrect in any material respect,

and, if the non-compliance or circumstances giving rise to the misrepresentation are capable of remedy, it is not remedied within seven Business Days of the earlier of the Facility Agent giving notice to that party or that party becoming aware of the non-compliance or misrepresentation.

18.14	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

(a)	cancel all or any part of the Commitments at which time they shall immediately be cancelled;

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(c)	declare that all or part of the Loan be payable on demand, at which time it shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders;

(d)	exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

19.	THE ADMINISTRATIVE PARTIES

19.1	Appointment and duties of the Facility Agent

(a)	Each of the Arranger and the Lenders irrevocably appoints the Facility Agent to act as its agent under the Finance Documents.

(b)	Each Finance Party irrevocably authorises the Facility Agent on its behalf to:

(i)	perform the duties and to exercise the rights, powers and discretions that are specifically given to it under the Finance Documents, together with any other incidental rights, powers and discretions; and

(ii)	execute each Finance Document expressed to be executed by the Facility Agent on that Party’s behalf.

(c)	The Facility Agent has only those duties which are expressly specified in the Finance Documents. Those duties are solely of a mechanical and administrative nature.

19.2	Instructions

(a)	The Facility Agent shall:

(i)	unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders;

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b)	The Facility Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facility Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties save for the Security Agent.

(d)	The Facility Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

(e)	In the absence of instructions, the Facility Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(f)	The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (f) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

19.3	Duties of the Facility Agent

(a)	The Facility Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	Subject to paragraph (c) below, the Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

(c)	Paragraph (b) above shall not apply to any Transfer Certificate or any Increase Confirmation.

(d)	Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)	If the Facility Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f)	If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent, the Arranger or the Security Agent) under this Agreement it shall promptly notify the other Finance Parties.

(g)	The Facility Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

19.4	Role of the Arranger and Bookrunner

Except as specifically provided in the Finance Documents, the Arranger and the Bookrunner (in their respective capacities as Arranger and Bookrunner) have no obligations of any kind to any other Party under or in connection with any Finance Document.

19.5	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Facility Agent, the Arranger or the Bookrunner as a trustee or fiduciary of any other person.

(b)	None of the Facility Agent, the Arranger or the Bookrunner shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

19.6	Business with the Group

The Facility Agent, the Arranger or the Bookrunner may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

19.7	Rights and discretions

(a)	The Facility Agent may:

(i)	rely on any representation, communication, notice or document (including, without limitation, any notice given by a Lender pursuant to paragraphs (b) or (c) of Clause 28.1 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates)) believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing, as sufficient evidence that that is the case and, in the case of paragraph (iii)(A) above, may assume the truth and accuracy of that certificate.

(b)	The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 18.2 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised;

(iii)	any notice or request made by the Borrower (other than a Request) is made on behalf of and with the consent and knowledge of all the Obligors; and

(iv)	no Notifiable Debt Purchase Transaction:

(A)	has been entered into;

(B)	has been terminated; or

(C)	has ceased to be with a Sponsor Affiliate.

(c)	The Facility Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Facility Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Facility Agent (and so separate from any lawyers instructed by the Lenders) if the Facility Agent in its reasonable opinion deems this to be desirable.

(e)	The Facility Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Facility Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Facility Agent may act in relation to the Finance Documents through its officers, employees and agents and the Facility Agent shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part, of any such person,

unless such error or such loss was directly caused by the Facility Agent’s gross negligence or wilful misconduct.

(g)	Unless a Finance Document expressly provides otherwise the Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(h)	Notwithstanding any other provision of any Finance Document to the contrary, none of the Facility Agent, the Arranger or the Bookrunner is obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)	The Facility Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Facility Agent by any Lender or the identity of any such Lender for the purpose of paragraph (a)(ii) of Clause 9.2 (Market disruption).

(j)	Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

(k)	The Agent may refrain without liability from doing anything that would or might in its opinion be contrary to any law of any state or jurisdiction (including but not limited to the United States of America or any jurisdiction forming a part of it and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

19.8	Responsibility for documentation

None of the Facility Agent, the Arranger or the Bookrunner is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, an Arranger, the Bookrunner, an Obligor or any other person in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security; or

(c)	any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

19.9	No duty to monitor

The Facility Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c)	whether any other event specified in any Finance Document has occurred.

19.10	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Facility Agent), the Facility Agent will not be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security; or

(iii)	without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent, in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent may rely on this Clause.

(c)	The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Facility Agent, the Arranger or the Bookrunner to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender,

on behalf of any Lender and each Lender confirms to the Facility Agent, the Arranger and the Bookrunner that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent, the Arranger or the Bookrunner.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the Facility Agent’s liability, any liability of the Facility Agent arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facility Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Facility Agent at any time which increase the amount of that loss. In no event shall the Facility Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facility Agent has been advised of the possibility of such loss or damages.

19.11	Lenders’ indemnity to the Facility Agent

(a)	Each Lender shall (in proportion to its share of the Commitments or, if the Commitments are then zero, to its share of the Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent’s gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Facility Agent has been reimbursed by an Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) below, the Borrower shall immediately on demand reimburse any Lender for any payment that Lender makes to the Facility Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Facility Agent to an Obligor.

19.12	Resignation of the Facility Agent

(a)	The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the Lenders and the Borrower.

(b)	Alternatively the Facility Agent may resign by giving thirty days’ notice to the Lenders and the Borrower, in which case the Majority Lenders (after consultation with the Borrower) may appoint a successor Facility Agent.

(c)	If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within twenty days after notice of resignation was given, the retiring Facility Agent (after consultation with the Borrower) may appoint a successor Facility Agent.

(d)	If the Facility Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Facility Agent is entitled to appoint a successor Facility Agent under paragraph (c) above, the Facility Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Facility Agent to become a party to this Agreement as Facility Agent) agree with the proposed successor Facility Agent amendments to this Clause 19 and any other term of this Agreement dealing with the rights or obligations of the Facility Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Facility Agent’s normal fee rates and those amendments will bind the Parties.

(e)	The retiring Facility Agent shall make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents. The Borrower shall, within three Business Days of demand, reimburse the retiring Facility Agent (unless the retiring Facility Agent is an Impaired Agent) for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(f)	The Facility Agent’s resignation notice shall only take effect upon the appointment of a successor.

(g)	Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of Clause 22 (Indemnities and break costs) and this Clause 19 (and any agency fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

19.13	Replacement of the Facility Agent

(a)	After consultation with the Borrower, the Majority Lenders may, by giving thirty (30) days’ notice to the Facility Agent (or, at any time the Facility Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Facility Agent by appointing a successor Facility Agent.

(b)	The retiring Facility Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents.

(c)	The appointment of the successor Facility Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Facility Agent. As from this date, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) above) but shall remain entitled to the benefit of Clause 22 (Indemnities and break costs) and this Clause 19 (and any agency fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor Facility Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

19.14	Confidentiality

(a)	In acting as agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Facility Agent, it may be treated as confidential to that division or department and the Facility Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent, the Arranger nor the Bookrunner is obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

19.15	Relationship with the Lenders

(a)	The Facility Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Facility Agent’s principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents.

19.16	Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Facility Agent and each Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)	whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(d)	the adequacy, accuracy or completeness of any information provided by the Facility Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security Interest affecting the Security Assets.

19.17	Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

19.18	Reliance and engagement letters

Each Finance Party and Secured Party (other than, in each case, the Security Agent) confirms that the Arranger and the Facility Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arranger or Agent) the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

19.19	Role of the Security Agent

(a)	In acting or otherwise exercising its rights or performing its duties under any of the Finance Documents, the Security Agent shall act in accordance with the provisions of this Agreement and the Intercreditor Agreement and shall seek any necessary instruction or direction from the Facility Agent. In so acting, the Security Agent shall have the rights, duties, benefits, obligations, protections, indemnities and immunities set out in this Agreement and the Intercreditor Agreement (the Security Agent Provisions) and shall not incur any liability to any Party. For the avoidance of doubt, the Security Agent shall have no duty to monitor the amount of the Loan due to any of the Lenders under this Agreement.

(b)	The Security Agent Provisions (other than the duties and obligations referenced in such definition (with the exception of the duties and obligations referenced in paragraph (f) of Clause 18.13 of the Intercreditor Agreement)) contained in the Intercreditor Agreement are for the benefit of the Security Agent and shall survive the discharge or termination of the Intercreditor Agreement and the resignation of the Security Agent.

20.	EVIDENCE AND CALCULATIONS

20.1	Accounts

Accounts maintained by the Facility Agent in connection with this Agreement are conclusive (save for manifest error) evidence of the matters to which they relate for the purpose of any litigation or arbitration proceedings and shall provide a reasonably detailed breakdown.

20.2	Certificates and determinations

Any certification or determination by the Facility Agent of a rate or amount under the Finance Documents (including any demand under an indemnity or with respect to costs and expenses to be reimbursed) will be, in the absence of manifest error, conclusive evidence of the matters to which it relates and shall include a reasonably detailed breakdown (and, if reasonably requested by the Borrower, relevant supporting documentation, if any).

20.3	Calculations

Any interest or fee accruing under this Agreement accrues from day to day and is calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty days or otherwise, depending on what the Facility Agent determines is market practice.

21.	FEES

21.1	Commitment fee

(a)	If the Utilisation Date has not occurred by the eighth day after the date of this Agreement, the Borrower shall pay to the Facility Agent (for the account of each Lender) a fee in Dollars computed at the rate of one point three per cent. (1.30%) per annum on that Lender’s Commitment commencing with effect from (and including) the eighth day after the date of this Agreement.

(b)	The accrued commitment fee is payable on the earlier of (i) the Utilisation Date, (ii) on the last day of the Availability Period and (iii) the date on which the Commitments are cancelled in accordance with Clause 6.5 (Automatic Cancellation).

21.2	Arrangement fee

The Borrower must pay to the Arranger an arrangement fee in the manner agreed in a Fee Letter between the Arranger and the Borrower.

21.3	Facility Agent’s fee

The Borrower must pay to the Facility Agent (for its own account) an agency fee in the manner agreed in a Fee Letter between the Facility Agent and the Borrower.

21.4	Security Agent fee

The Borrower shall pay to the Security Agent (for its own account) a security agent fee in the amount and at the times agreed in a Fee Letter between the Security Agent and the Borrower.

21.5	Refund of fees

The fees referred to in this Clause 21 and the Fee Letter shall not be refunded under any circumstances whatsoever once they have been paid.

22.	INDEMNITIES AND BREAK COSTS

22.1	Currency indemnity

(a)	Each Obligor shall, as an independent obligation and within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability which that Finance Party incurs as a consequence of:

(i)	the Finance Party receiving an amount in respect of any Obligor’s liability under the Finance Documents; or

(ii)	that liability being converted into a claim, proof, judgment or order,

in a currency other than the currency in which the amount is expressed to be payable under the relevant Finance Document.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

22.2	Other indemnities

(a)	Each Obligor shall, as an independent obligation and within three Business Days of demand, indemnify the Finance Parties and in each case, each of their Affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an Indemnified Party in whatever capacity) against any cost, loss or liability which that Finance Party incurs as a consequence of:

(i)	the occurrence of any Event of Default;

(ii)	any failure by the Obligors to pay any amount due under a Finance Document on its due date;

(iii)	(other than by reason of negligence or default by that Finance Party) the Loan (or part of the Loan) not being made after the Request has been delivered; or

(iv)	the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment.

The liability of the Obligors in each case includes any cost, loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any Finance Document, any amount repaid or prepaid or the Loan.

(b)	Each Obligor must indemnify against any cost, loss or liability incurred by any Indemnified Party as a result of:

(i)	investigating any event which that Indemnified Party reasonably believes to be a Default; or

(ii)	acting or relying on any notice of that Obligor which that Indemnified Party reasonably believes to be genuine, correct and appropriately authorised.

(c)	The Obligors must indemnify and agree to hold harmless each Indemnified Party from and against any and all claims, damages, losses, liabilities, costs, legal expenses and expenses (altogether Losses), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any claim, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Finance Documents or the Related Contracts (or the transactions contemplated hereby or thereby) or any use made or proposed to be made with the proceeds of the Facility. This indemnity shall apply whether or not such claims, investigation, litigation or proceeding is brought by any of the Obligors, any of the shareholders of the Obligors or any of the creditors of the Obligors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such Losses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

(d)	No Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Obligors or any shareholders or creditors of the Obligors for or in connection with the transactions referred to in paragraph (c) above, except for direct (as opposed to indirect or consequential) damages or losses to the extent such liability is found in a final non appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

(e)	The Obligors must indemnify and hold each Indemnified Party harmless on a full indemnity basis, from and against each and every Loss:

(i)	arising directly or indirectly out of or in any way connected with the ownership, possession, performance, transportation, management, sale, import to or export from any jurisdiction, control, use or operation, registration, navigation, certification, classification, management, manning, provisioning, the provision of bunkers and lubricating oils, testing, design, condition, delivery, acceptance, leasing, subleasing, chartering, insurance, maintenance, repair, service, modification, refurbishment, dry docking, survey, conversion, overhaul, replacement, removal, repossession, return, redelivery, storage, sale, disposal, the complete or partial removal, decommissioning, making safe, destruction, abandonment or loss by the Obligors, or any other person of any of the Vessels or caused by any of the Vessels becoming a wreck or an obstruction to navigation, whether or not such liability may be attributable to any defect in any of the Vessels or to the design, construction or use thereof or from any maintenance, service, repair, dry docking, overhaul, inspection or for any other reason whatsoever (whether similar to any of the foregoing or not), and regardless of when the same shall arise and whether or not any of the Vessels (or any part thereof) is in possession or control of the Obligors, or the Manager or any other person and whether or not the same is in United Kingdom waters or abroad;

(ii)	arising directly or indirectly out of or in any way connected with any Release of Hazardous Material, any Environmental Claim in respect of a Vessel, or any breach of an Environmental Law or the terms and conditions of an Environmental Approval;

(iii)	as a consequence of any claim that any design, article or material in any of the Vessels or any part thereof or relating thereto or the operation or use thereof constitutes an infringement of patent, copyright, design or other proprietary right; or

(iv)	in preventing or attempting to prevent the arrest, seizure, taking in execution, requisition, impounding, forfeiture or detention of any of the Vessels or in securing or attempting to secure the release of any of the Vessels.

(f)	Paragraph (e) above shall not extend to any Loss incurred by the Finance Parties to the extent that such Loss is a result of the gross negligence or wilful misconduct of any of the Finance Parties.

22.3	Break Costs

(a)	Each Obligor must pay to each Lender, its Break Costs in accordance with this Agreement.

(b)	In respect of a Lender, Break Costs are the amount (if any) determined by the relevant Lender by which:

(i)	the interest (excluding the Margin) which that Lender would have received for the period from the date of receipt of payment of the Loan or an overdue amount to the last day of the current Interest Period for the Loan or overdue amount if the principal or overdue amount received had been paid on the last day of that Interest Period;

exceeds

(ii)	the amount which that Lender would be able to obtain by placing an amount equal to the amount received by it on deposit with a leading bank in the appropriate interbank market for a period starting on the Business Day following receipt and ending on the last day of the applicable Interest Period.

(c)	Each Lender must supply to the Borrower details of the amount of any Break Costs claimed by it under this Clause 22.

23.	EXPENSES

23.1	Initial costs

The Borrower must pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with (but not limited to) the negotiation, preparation, printing and execution of the Finance Documents.

23.2	Subsequent costs

The Borrower must pay to each Finance Party the amount of all costs and expenses (including reasonable or otherwise capped legal fees) incurred by it in connection with:

(a)	the negotiation, preparation, printing and execution of any Finance Document (other than a Transfer Certificate) executed after the date of this Agreement; and

(b)	any amendment, waiver or consent requested by or on behalf of the Obligors or specifically allowed by this Agreement.

The Borrower shall not be required to bear the amount of any costs and expenses (including reasonable or otherwise capped legal fees) incurred by a Lender or a New Lender (as that term is defined in Clause 27.1 (Assignments and transfers by Lenders)) in connection with any voluntary transfer made by a Lender under this Agreement or any of the Security Documents.

23.3	Enforcement costs

The Borrower must pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement or attempted enforcement of, or the preservation or attempted preservation of any rights under, any Finance Document.

24.	WAIVER OF CONSEQUENTIAL DAMAGES

In no event shall any Finance Party be liable on any theory of liability for any special, indirect, consequential or punitive damages and each Obligor hereby waives, releases and agrees (for itself and on behalf of its Subsidiaries) not to sue upon any such claim for any such damages, unless caused by the fraud, wilful default or gross negligence of the relevant Finance Party in performance of any of its obligations under this Agreement or any of the Finance Documents.

25.	AMENDMENTS AND WAIVERS

25.1	Procedure

(a)	Except as provided in this Clause 25, no term of the Finance Documents may be amended or waived without the agreement of the Borrower and the Majority Lenders. The Facility Agent may effect, on behalf of any Finance Party, an amendment or waiver allowed under this Clause 25.

(b)	The Facility Agent must promptly notify the other Parties of any amendment or waiver effected by it under paragraph (a) above. Any such amendment or waiver is binding on all the Parties.

25.2	Exceptions

(a)	An amendment or waiver which relates to:

(i)	the definition of Majority Lenders in Clause 1.1 (Definitions);

(ii)	an extension of the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the amount of any payment of principal, interest, fee or other amount payable under the Finance Documents;

(iv)	an increase in, or an extension of, any Commitment, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments rateably under the Facility;

(v)	a release of an Obligor (other than as required by the terms of the Intercreditor Agreement);

(vi)	a term of a Finance Document which expressly requires the consent of each Lender;

(vii)	the right of a Lender to assign or transfer its rights or obligations under the Finance Documents;

(viii)	a reduction in the Margin;

(ix)	the release of any Security Document other than in accordance with the terms of this Agreement; or

(x)	Clause 2.5 (Nature of a Finance Party’s rights and obligations), Clause 6.1 (Illegality), Clause 6.3 (Disposal Proceeds), Clause 6.4 (Mandatory prepayment – amortisation offer under Senior Secured Note Documents), paragraph (d) of Clause 6.9 (Miscellaneous provisions), Clause 16.17 (Note Purchase Condition) or this Clause 25;

(xi)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

(A)	the guarantee and indemnity granted under Clause 13 (Guarantee and indemnity);

(B)	the Security Assets; or

(C)	the manner in which the proceeds of enforcement of the Transaction Security are distributed,

(except in the case of paragraphs (B) and (C) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document);

(xii)	the release of any guarantee and indemnity granted under Clause 13 (Guarantee and indemnity) or of any Transaction Security unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document; or

(xiii)	any amendment to the order of priority or subordination under the Intercreditor Agreement,

may only be made with the consent of all the Lenders and the Borrower such consent not to be unreasonably withheld or delayed.

(b)	An amendment or waiver which relates to the rights or obligations of an Administrative Party may only be made with the consent of that Administrative Party.

25.3	Replacement of Lender

(a)	If:

(i)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (d) below); or

(ii)	an Obligor becomes obliged to repay any amount in accordance with Clause 6.1 (Illegality) or to pay additional amounts pursuant to Clause 11.1 (Increased Costs), Clause 10.1 (Tax gross-up) or Clause 10.2 (Tax Indemnity) to any Lender, then the Borrower may, on 10 Business Days’ prior written notice to the Facility Agent and such Lender, replace such Lender by requiring such Lender to (and, to the extent permitted by law, such Lender shall) transfer pursuant to Clause 27 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank, financial institution, trust, fund or other entity (a Replacement Lender) selected by the Borrower which confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with Clause 27 (Changes to the Lenders) for a purchase price in cash payable at the time of transfer in an amount equal to the outstanding principal amount of such Lender’s participation in the outstanding Loans and all accrued interest, Break Costs and other amounts payable in relation thereto under the Finance Documents.

(b)	The replacement of a Lender pursuant to this Clause 25.3 shall be subject to the following conditions:

(i)	the Borrower shall have no right to replace the Facility Agent or Security Agent;

(ii)	neither the Facility Agent nor the Non-Consenting Lender shall have any obligation to the Borrower to find a Replacement Lender;

(iii)	in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than 45 days after the date on which that Lender is deemed a Non-Consenting Lender;

(iv)	in no event shall the Lender replaced under this Clause 25.3 be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents; and

(v)	the Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that transfer.

(c)	A Lender shall perform the checks described in paragraph (b)(v) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (a) above and shall notify the Facility Agent and the Borrower when it is satisfied that it has complied with those checks.

(d)	In the event that:

(i)	the Borrower or the Facility Agent (at the request of the Borrower) has requested the Lenders to give a consent in relation to, or to agree to a waiver or amendment of, any provisions of the Finance Documents;

(ii)	the consent, waiver or amendment in question requires the approval of all the Lenders; and

(iii)	Lenders whose Commitments aggregate more than 75 per cent. of the Commitments (or, if the Commitments have been reduced to zero, aggregated more than 75 per cent. of the Commitments prior to that reduction) have consented or agreed to such waiver or amendment, then any Lender who does not and continues not to consent or agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

25.4	Change of currency

If a change in any currency of a country occurs (including where there is more than one currency or currency unit recognised at the same time as the lawful currency of a country), the Finance Documents will be amended to the extent the Facility Agent (acting reasonably and on the instructions of the Majority Lenders and after consultation with the Borrower) determines is necessary to reflect the change.

25.5	Waivers and remedies cumulative

The rights of each Finance Party under the Finance Documents:

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of its rights under the general law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any right is not a waiver of that right.

26.	CHANGES TO THE OBLIGORS

26.1	Assignment and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents without the prior consent of all the Lenders.

26.2	Additional Guarantors

(a)	Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 15.6 (Know your customer requirements), the Borrower may request that any of its Subsidiaries become a Guarantor. If the Borrower so requests the provisions of paragraph (c) (i) to (iii) inclusive must be complied with.

(b)	A member of the Group shall become an Additional Guarantor if:

(i)	the Borrower confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Guarantor; and

(ii)	the Borrower and the proposed Additional Guarantor deliver to the Facility Agent and the Security Agent a duly completed and executed Accession Deed; and

(iii)	the Facility Agent has received all of the documents and other evidence listed in Part 3 and Part 4 of Schedule 2 (Conditions Precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Facility Agent.

(c)	The Facility Agent shall notify the Borrower and the Lenders promptly upon being satisfied that:

(i)	it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 3 and Part 4 of Schedule 2 (Conditions Precedent); and

(ii)	It has received (in form and substance satisfactory to it) all the documents and other evidence listed in Schedule 4 (Conditions Subsequent to Utilisation or the Accession of an Additional Guarantor).

The Facility Agent may request the instruction of the Majority Lenders as to whether any documents or other evidence provided by the Borrower pursuant to this Clause 26 are satisfactory.

(d)	Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (c) above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

26.3	Repetition of Representations

Delivery of an Accession Deed constitutes confirmation by the relevant Subsidiary that the representations and warranties referred to in paragraph (b)(iv) of Clause 14.32 (Times for making representations) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

27.	CHANGES TO THE LENDERS

27.1	Assignments and transfers by Lenders

(a)	A Lender (the Existing Lender) may, subject to the following provisions of this Clause 27.1, at any time assign or transfer (including by way of novation) any of its rights and obligations under this Agreement to another bank, financial institution or to a trust, fund or other entity which is regularly engaged or established for the purpose of making, purchasing or otherwise investing in loans, securities or other financial assets (the New Lender).

(b)	The prior written consent of the Borrower is required for an assignment or transfer unless that assignment or transfer is:

(i)	to another Lender or an Affiliate of a Lender;

(ii)	if the Existing Lender is a fund, to a fund which is a Related Fund of the Existing Lender; or

(iii)	made at a time when an Event of Default is continuing.

The Borrower will be deemed to have given its consent five (5) Business Days after it has received a request in writing from the Existing Lender for such consent unless consent is expressly refused by the Borrower within that time. The Borrower may withhold its consent to an assignment or transfer to a “loan-to-own” fund, or any person known to buy distressed debt and/or non performing loans with intent to pursue active enforcement policies or to follow an investment strategy that is characterised by short-term position taking in relation to corporate, project or asset finance debt (or any Affiliate of such person).

(c)	A transfer of obligations will be effective only if the New Lender enters into the documentation required for it to accede as a party to the Intercreditor Agreement and either:

(i)	the obligations are novated in accordance with the following provisions of this Clause 27; or

(ii)	the New Lender confirms to the Facility Agent and the Borrower in form and substance reasonably satisfactory to the Facility Agent and the Borrower that it is bound by the terms of this Agreement.

(d)	On the transfer becoming effective in this manner, the relevant Lender will be released from its obligations under this Agreement to the extent that they are transferred to the New Lender.

(e)	Any reference in this Agreement to a Lender includes a New Lender but excludes a Lender if no amount is or may be owed to or by it under this Agreement.

(f)	Where the Borrower’s consent to a transfer or assignment is not required pursuant to paragraph (b) above, the Facility Agent shall notify the Borrower of the identity of the New Lender.

(g)	Any assignment or transfer pursuant to this Clause 27 by an Existing Lender must be of a minimum amount of US$2,000,000, provided that at no time may there be more than ten (10) Lenders under this Agreement.

27.2	Procedure for transfer by way of novations

(a)	In this Clause 27.2:

Transfer Date means, for a Transfer Certificate, the later of:

(i)	the proposed Transfer Date specified in that Transfer Certificate; and

(ii)	the date on which the Facility Agent executes that Transfer Certificate.

(b)	A novation is effected if:

(i)	the Existing Lender and the New Lender deliver to the Facility Agent a duly completed Transfer Certificate; and

(ii)	the Facility Agent executes it.

(c)	On the Transfer Date:

(i)	the New Lender will assume the rights and obligations of the Existing Lender expressed to be the subject of the novation in the Transfer Certificate in substitution for the Lender; and

(ii)	the Existing Lender will be released from those obligations and cease to have those rights.

(d)	Each Party (other than the Existing Lender and the New Lender) irrevocably authorises the Facility Agent to execute any duly completed Transfer Certificate on its behalf.

(e)	The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(f)	The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of three thousand Dollars ($3,000).

27.3	Limitation of responsibility of Existing Lender

(a)	Unless expressly agreed to the contrary, an Existing Lender is not responsible to a New Lender for:

(i)	the legality, validity, effectiveness, completeness, accuracy, adequacy or enforceability of any Finance Document or any other document;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statement or information (whether written or oral) made in or supplied in connection with any Finance Document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender that it:

(i)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs of each Obligor and its related entities and the nature and extent of any recourse against any Party or its assets) in connection with its participation in this Agreement; and

(ii)	has not relied exclusively on any information supplied to it by the Existing Lender in connection with any Finance Document.

(c)	Nothing in any Finance Document requires an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 27; or

(ii)	support any losses incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under any Finance Document or otherwise.

27.4	Costs resulting from change of Lender or Facility Office

If:

(a)	a Lender assigns or transfers any of its rights and obligations under the Finance Documents or changes its Facility Office; and

(b)	as a result of circumstances existing at the date on which the assignment, transfer or change occurs, an Obligor would be obliged to pay a Tax Payment, an Increased Cost or any payment under Clause 10.6 (Stamp taxes), then, (i) if it changes its Facility Office, the relevant Lender (directly or through the Facility Agent) shall inform the Borrower of such change of Facility Office and (ii) unless the assignment, transfer or change is made by a Lender to mitigate any circumstances giving rise to a Tax Payment, Increased Cost or a right to be prepaid and/or cancelled by reason of illegality or is after the occurrence of a Default which is continuing, the relevant Obligor need only pay that Tax Payment or Increased Cost or payment under Clause 10.6 (Stamp taxes) to the same extent that it would have been obliged to if no assignment, transfer or change had occurred.

27.5	Pro rata interest settlement

(a)	The Facility Agent will distribute interest payments amongst the Lenders on a “pro rata basis” to Existing Lenders and New Lenders unless it notifies the Lenders otherwise. In respect of any transfer pursuant to this Clause 27, the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period:

(i)	any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date (“Accrued Amounts”) and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six Monthly intervals after the first day of that Interest Period); and

(ii)	the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(A)	when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

(B)	the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 27.5, have been payable to it on that date, but after deduction of the Accrued Amounts.

(b)	In this Clause 27.5 references to “Interest Period” shall be construed to include a reference to any other period for accrual of fees.

(c)	An Existing Lender which retains the right to the Accrued Amounts pursuant to this Clause 27.5 but which does not have a Commitment shall be deemed not to be a Lender for the purposes of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve any request for a consent, waiver, amendment or other vote of Lenders under the Finance Documents.

28.	RESTRICTION ON DEBT PURCHASE TRANSACTIONS

28.1	Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates

(a)	For so long as a Sponsor Affiliate:

(i)	beneficially owns a Commitment; or

(ii)	has entered into a sub-participation agreement relating to a Commitment or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining,

(A)	the Majority Lenders; or

(B)	whether:

I.	any given percentage (including, for the avoidance of doubt, unanimity) of the Commitments; or

II.	the agreement of any specified group of Lenders,

has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents such Commitment shall be deemed to be zero and such Sponsor Affiliate or the person with whom it has entered into such sub participation, other agreement or arrangement shall be deemed not to be a Lender for the purposes of paragraphs (A) and (B) above (unless in the case of a person not being a Sponsor Affiliate it is a Lender by virtue otherwise than by beneficially owning the relevant Commitment).

(b)	Each Lender shall, unless such Debt Purchase Transaction is an assignment or transfer, promptly notify the Facility Agent in writing if it knowingly enters into a Debt Purchase Transaction with a Sponsor Affiliate (a Notifiable Debt Purchase Transaction), such notification to be substantially in the form set out in Part 1 of Schedule 14 (Forms of Notifiable Debt Purchase Transaction Notice).

(c)	A Lender shall promptly notify the Facility Agent if a Notifiable Debt Purchase Transaction to which it is a party:

(i)	is terminated; or

(ii)	ceases to be with a Sponsor Affiliate,

such notification to be substantially in the form set out in Part 2 of Schedule 14 (Forms of Notifiable Debt Purchase Transaction Notice).

(d)	Each Sponsor Affiliate that is a Lender agrees that:

(i)	in relation to any meeting or conference call to which all the Lenders are invited to attend or participate, it shall not attend or participate in the same if so requested by the Facility Agent or, unless the Facility Agent otherwise agrees, be entitled to receive the agenda or any minutes of the same; and

(ii)	in its capacity as Lender, unless the Facility Agent otherwise agrees, it shall not be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Facility Agent or one or more of the Lenders.

29.	DISCLOSURE OF INFORMATION

(a)	Any Finance Party may disclose, on a need to know basis, to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	Any Finance Party and any of that Finance Party’s Affiliates may disclose, on a need to know basis or as required pursuant to sub-paragraph (vi) and (vii) below, to any person:

(i)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent, and, in each case, to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii)	appointed by any Finance Party or any of that Finance Party’s Affiliates or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv)	appointed by any Finance Party or any of that Finance Party’s Affiliates or by a person to whom paragraph (b)(ii) above applies to act as a verification agent in respect of any transaction referred to in paragraph b(ii) above;

(v)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

(vi)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vii)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(viii)	who is a Party; or

(ix)	with the prior written consent of the Company;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)	in relation to paragraphs (b)(i), (b)(ii),b(iii) and b(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to paragraph (b)(v) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to paragraphs (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c)	to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Finance Party; and

(d)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors.

30.	SET-OFF

A Finance Party may set off any matured obligation owed to it by an Obligor under the Finance Documents against any obligation (whether or not matured) owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation, provided always that if a Finance Party intends to effect a set-off at a time when there is no continuing Event of Default, it shall give the Borrower notice of its intention so to do. If the obligations are in different currencies, that Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

31.	PRO RATA SHARING

31.1	Redistribution

If any amount owing by an Obligor under this Agreement to a Lender (the recovering Lender) is discharged by payment, set-off or any other manner other than through the Facility Agent under this Agreement (a recovery), then:

(a)	the recovering Lender must, within three Business Days, supply details of the recovery to the Facility Agent;

(b)	the Facility Agent must calculate whether the recovery is in excess of the amount which the recovering Lender would have received if the recovery had been received by the Facility Agent under this Agreement; and

(c)	the recovering Lender must pay to the Facility Agent an amount equal to such excess (the redistribution).

31.2	Effect of redistribution

(a)	The Facility Agent must treat a redistribution as if it were a payment by the relevant Obligor under this Agreement and distribute it among the Lenders, other than the recovering Lender, accordingly.

(b)	When the Facility Agent makes a distribution under paragraph (a) above, the recovering Lender will be subrogated to the rights of the Finance Parties which have shared in that redistribution.

(c)	If and to the extent that the recovering Lender is not able to rely on any rights of subrogation under paragraph (b) above, the relevant Obligor will owe the recovering Lender a debt which is equal to the redistribution, immediately payable and of the type originally discharged.

(d)	If:

(i)	a recovering Lender must subsequently return a recovery, or an amount measured by reference to a recovery, to any Obligor; and

(ii)	the recovering Lender has paid a redistribution in relation to that recovery,

each Finance Party must reimburse the recovering Lender all or the appropriate portion of the redistribution paid to that Finance Party, together with interest for the period while it held the re- distribution. In this event, the subrogation in paragraph (b) above will operate in reverse to the extent of the reimbursement.

31.3	Exceptions

Notwithstanding any other term of this Clause 31, a recovering Lender need not pay a redistribution to the extent that:

(a)	it would not, after the payment, have a valid claim against the relevant Obligor in the amount of the redistribution; or

(b)	it would be sharing with another Finance Party any amount which the recovering Lender has received or recovered as a result of legal or arbitration proceedings, where:

(i)	the recovering Lender notified the Facility Agent of those proceedings; and

(ii)	the other Finance Party had an opportunity to participate in those proceedings but did not do so or did not take separate legal or arbitration proceedings as soon as reasonably practicable after receiving notice of them.

32.	SEVERABILITY

If a term of a Finance Document is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of the Finance Documents; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of the Finance Documents.

33.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts and by facsimile provided that original signed copies are provided within a reasonable period of time thereafter. This has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

34.	NOTICES

34.1	In writing

(a)	Any communication in connection with a Finance Document must be in writing and, unless otherwise stated, may be given in person, by post, fax, e-mail or by any other electronic communication approved by the Facility Agent.

(b)	For the purpose of the Finance Documents, an electronic communication will be treated as being in writing.

(c)	Unless it is agreed to the contrary, any consent or agreement required under a Finance Document must be given in writing.

34.2	Contact details

(a)	Except as provided below, the contact details of each Party for all communications in connection with the Finance Documents are those notified by that Party for this purpose to the Facility Agent on or before the date it becomes a Party. The Facility Agent shall distribute the details which it holds on request.

(b)	The contact details of the Borrower for this purpose are:

Address:	Global Ship Lease, Inc.

c/o Global Ship Lease Services Limited

Portland House

Stag Place

London

SW1E 5RS

Fax number:	+44 (0) 20 7869 8119

Email:	notices@globalshiplease.com

Attention:	CFO, CEO and CAO

(c)	The contact details of the Facility Agent for this purpose are:

Address:	Citibank Europe plc, UK Branch
25 Canada Square
Canary Wharf
London
E14 5LB

Fax number:	+44 (0) 20 7492 3980

Email address:	(to be provided)

Attention:	European Loans Agency, EMEA

(d)	The contact details of the Arranger, and the Original Lender for this purpose are:

Address:	Citibank, N.A., London Branch
Citigroup Centre
25 Canada Square
London E14 5LB

email:	shreyas.chipalkatty@citi.com
alessandro.boraga@citi.com marlene.amiot@citi.com

Attention:	Shreyas Chipalkatty
Alessandro Boraga
Marlene Amiot

(e)	The contact details of the Bookrunner for this purpose is:

Address:	Citibank, N.A., London Branch
Citigroup Centre
25 Canada Square
London E14 5LB

email:	shreyas.chipalkatty@citi.com
alessandro.boraga@citi.com marlene.amiot@citi.com

Attention:	Shreyas Chipalkatty
Alessandro Boraga
Marlene Amiot

(f)	The contact details for the Security Agent for this purpose are:

Address:	Citibank, N.A., London Branch
Citigroup Centre
25 Canada Square
London
E14 5LB

Fax Number:	+44 207 500 5877

Attention:	Agency & Trust – The Directors

(g)	A Party may change its contact details by giving five Business Days’ notice to the Facility Agent or (in the case of the Facility Agent) to the other Parties.

(h)	Where a Party nominates a particular department or officer to receive a communication, a communication will not be effective if it fails to specify that department or officer.

(i)	Any communication for an Obligor shall be sent to the Borrower with the contact details set out in paragraph (b) of Clause 34.2 (Contact details) (or such substitute contact details as the Borrower may notify the Facility Agent by not less than five Business Days’ notice) and service on the Borrower in accordance with Clause 34.3 (Effectiveness) shall be deemed good service on the relevant Obligor.

34.3	Effectiveness

(a)	Except as provided below, any communication in connection with a Finance Document will be deemed to be given as follows:

(i)	if delivered in person, at the time of delivery;

(ii)	if posted, five (5) days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(iii)	if by fax, when received in legible form; and

(iv)	if by e-mail or any other electronic communication, when received in legible form.

(b)	A communication given under paragraph (a) above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

(c)	A communication or document to be made or delivered to the Facility Agent will be effective only when received by the Facility Agent and then only if it is expressly marked for the attention of the department or officer identified with the Facility Agent’s signature below (or any substitute department or officer as the Facility Agent shall specify for this purpose on giving the other Parties at least five Business Days’ notice in writing).

34.4	Obligors

All communications under the Finance Documents to or from an Obligor must be sent through the Facility Agent or with a copy to the Facility Agent.

34.5	Communication when Agent is Impaired Agent

If the Facility Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Facility Agent, communicate with each other directly and (while the Facility Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Facility Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Facility Agent has been appointed.

34.6	Entire Agreement

This Agreement and the other Finance Documents entered into pursuant to this Agreement contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to such transactions.

35.	LANGUAGE

(a)	Any notice given in connection with a Finance Document must be in English.

(b)	Any other document provided in connection with a Finance Document must be:

(i)	in English; or

(ii)	(unless the Facility Agent otherwise agrees) accompanied by a certified English translation. In this case, the English translation prevails unless the document is a statutory or other official document.

36.	GOVERNING LAW

(a)	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

(b)	Without prejudice to paragraph (a) above, Schedule 13 (Notes Restrictive Covenants) of this Agreement and any non contractual obligations arising out of or in connection with it will be interpreted in accordance with the laws of the State of New York.

37.	ENFORCEMENT

37.1	Jurisdiction of English courts

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a Dispute).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 37.1 is for the benefit of the Finance Parties and Secured Parties only. As a result, no Finance Party or Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties and Secured Parties may take concurrent proceedings in any number of jurisdictions.

37.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints GSLS as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document (and GSLS by its execution of this Agreement, accepts that appointment); and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrower (on behalf of all the Obligors) must immediately (and in any event within 3 days of such event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

(c)	GSLS expressly agrees and consents to the provisions of this Clause 37 and Clause 36 (Governing Law).

37.3	Waiver of immunity

Each Obligor irrevocably and unconditionally:

(a)	agrees not to claim any immunity from proceedings brought by a Finance Party against it in relation to a Finance Document and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

38.	CONTRACTUAL RECOGNITION OF BAIL-IN

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

39.	QUIET ENJOYMENT

If so requested by the Borrower on not less than five (5) days’ notice, in relation to any new charter or extension to an Approved Charter or in relation to an existing charter for any Additional Vessel, the Finance Parties authorise and instruct the Security Agent and the Security Agent will, if so instructed, enter into a quiet enjoyment letter in favour of the relevant charterer on the following terms:

(a)	the Borrower will only request that the Security Agent enter into a quiet enjoyment letter in relation to any new charter or extension to an Approved Charter, or in relation to an existing Charter for any Additional Vessel, if specifically requested to do so by the charterer as a condition to entry into the relevant charter or charter extension;

(b)	if required by the charterer to enter into a quiet enjoyment letter, the Borrower will use its reasonable commercial efforts to agree a quiet enjoyment letter in the form attached to the Intercreditor Deed as Schedule 6, Part 2, or if it cannot be agreed in its entirety, to agree a form of quiet enjoyment letter containing as many of the elements of such form as possible; and

(c)	if the Borrower is unable, by using its reasonable commercial efforts, to agree a quiet enjoyment agreement in the form attached to the Intercreditor Deed as Schedule 6, Part 2, the Security Agent will, upon the Borrower’s request, enter into a quiet enjoyment letter in the form attached to the Intercreditor Deed as Schedule 6, Part 1, or in such other form that an officer of the Borrower confirms in writing to the Security Agent puts the Finance Parties in no worse position than the form attached to the Intercreditor Deed as Schedule 6, Part 1.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

ORIGINAL PARTIES

PART 1

ORIGINAL OBLIGORS

Name of Original Borrower	Jurisdiction of Incorporation	Registered Number
Global Ship Lease, Inc.	Marshall Islands	28891

Name of Original Guarantor	Jurisdiction of Incorporation	Registered Number
GSL Alcazar Inc.	Marshall Islands	26711
Global Ship Lease Services Limited	England	06285694
Global Ship Lease 3 Limited	Cyprus	211552
Global Ship Lease 4 Limited	Cyprus	211532
Global Ship Lease 5 Limited	Cyprus	211540
Global Ship Lease 6 Limited	Cyprus	211526
Global Ship Lease 7 Limited	Cyprus	211528
Global Ship Lease 8 Limited	Cyprus	211539
Global Ship Lease 9 Limited	Cyprus	211530
Global Ship Lease 10 Limited	Cyprus	211534
Global Ship Lease 12 Limited	Cyprus	211709
Global Ship Lease 13 Limited	Cyprus	212727
Global Ship Lease 14 Limited	Cyprus	212734
Global Ship Lease 15 Limited	Cyprus	212735
Global Ship Lease 16 Limited	Cyprus	212729
Global Ship Lease 20 Limited	Hong Kong	2146620
Global Ship Lease 21 Limited	Hong Kong	2178012
Global Ship Lease 22 Limited	Hong Kong	2222134
Global Ship Lease 23 Limited	Hong Kong	2280807

PART 2

ORIGINAL LENDER

As at the date of this Agreement, the Lender and its Commitment are as follows:

Name of Original Lender	Commitments
CITIBANK, N.A., LONDON BRANCH	US$	54,800,000

SCHEDULE 2

CONDITIONS PRECEDENT

PART 1

CONDITIONS PRECEDENT TO SUBMISSION OF REQUEST

1.	Obligors

(a)	A copy of the Constitutional Documents of each Original Obligor.

(b)	A copy of a resolution of the board or, if applicable, a committee of the board of directors of each Original Obligor:

(i)	approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute, deliver and perform the Transaction Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, the Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	If applicable, a copy of a resolution of the board of directors of the relevant company, establishing the committee referred to in paragraph (b) above.

(d)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above in relation to the Finance Documents and related documents.

(e)	A certificate of the Borrower (signed by an authorised officer (being either a CEO, CFO, COO, CTO or the Company Secretary, as applicable)) confirming that borrowing or guaranteeing or securing, as appropriate, the Commitments would not cause any borrowing, guarantee, security or similar limit binding on any Original Obligor to be exceeded.

(f)	A certificate of an authorised signatory of the Borrower or other relevant Original Obligor certifying that each copy document relating to it specified in this Part 1 of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement.

(g)	In respect of an Obligor incorporated in Cyprus:

(i)	a certificate of good standing issued by the Registrar of Companies in Cyprus (dated no earlier than five days prior to the date of this Agreement);

(ii)	a certificate of no winding up issued by the Registrar of Companies in Cyprus (dated no earlier than five days prior to the date of this Agreement);

(iii)	a certificate of share capital issued by the Registrar of Companies in Cyprus;

(iv)	its memorandum and articles of association in Greek and English language; and

(v)	An original certificate of incumbency from the secretary of that Obligor dated one day before the date of execution of the Finance Documents in form and substance satisfactory to the Lenders’ Cypriot counsel.

(h)	In respect of an Obligor incorporated in the Republic of the Marshall Islands, a certificate of good standing issued by the deputy registrar of corporations and dated no more than 4 days prior to the date of this Agreement.

(i)	In respect of an Obligor incorporated in Hong Kong:

(A)	the current business registration certificate; and

(B)	a copy of a resolution signed by all of the holders of the issued shares in each Obligor approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and acknowledging the corporate benefit afforded to it by entering into and performing the transactions contemplated by the Transaction Documents.

Transaction Documents

(j)	A certified copy of all other resolutions, consents, licences, exemptions, filings, corporate, official or otherwise which the Facility Agent may reasonably require in connection with this Agreement.

(k)	A duly executed and dated copy of:

(i)	this Agreement;

(ii)	the Intercreditor Deed;

(iii)	each Fee Letter; and

(iv)	the Bond Engagement Letter.

CONDITIONS PRECEDENT TO UTILISATION

1.	Finance Documents and Related Contracts

(a)	A copy of each of the Senior Secured Notes Documents.

(b)	At least two originals of each of the Original Security Documents in each case executed by the relevant Original Obligor or Original Obligors.

(c)	A copy of each of the Related Contracts in relation to each Identified Vessel.

(d)	Duly executed originals of all notices of assignment required to be served under each Original Security Document referred to above and the Obligors shall use all reasonable efforts to obtain duly executed originals of the acknowledgements thereof (or, where it is not possible to provide originals of the same, faxed copies with such originals to follow as soon as practicable after the date of this Agreement), duly executed by each relevant counterparty.

(e)	A copy of all share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title to be provided, and such other documents required to be executed and delivered, under the Security Documents.

2.	Other documents and evidence

(a)	A copy of the bill of sale in respect of each Identified Vessel.

(b)	An appraised valuation in respect of each Identified Vessel as at 19 September 2017 as evidenced from the valuation certificates from Maersk Broker A/S.

(c)	The Group Structure Chart.

(d)	Confirmation from the Lenders that they have satisfied all of their “know your customer” requirements.

(e)	Evidence that the Senior Secured Notes have been issued (or evidence satisfactory to the Facility Agent that the Senior Secured Notes will be issued on the same day as utilisation of the Loan takes place) in an aggregate principal amount pursuant to the Note Purchase Agreement giving rise to gross proceeds of at least US$360,000,000 and that those net proceeds have been made available to the Borrower and have been applied, amongst other things, in repayment of all amounts outstanding under or in connection with the Existing Facility Agreement.

(f)	The Original Financial Statements.

(g)	Evidence satisfactory to the Security Agent (including a copy of each Existing Security Release Document) that the existing Financial Indebtedness of the Borrower and its Subsidiaries under and in connection with (i) the Existing 2019 Notes and (ii) the Existing Facilities, together in each case with all security granted in connection therewith, have been discharged and released in full or will, upon application of the proceeds of the utilisation of the Loan to discharge that Financial Indebtedness, be released and discharged in full.

3.	Legal opinions

(a)	A legal opinion of Allen & Overy LLP, English legal advisors to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(b)	A legal opinion of Seward & Kissel LLP, Marshall Islands legal advisors to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(c)	A legal opinion of Chrysses Demetriades, Cypriot legal advisors to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(d)	A legal opinion of McKinney Bancroft & Hughes, Bahamian legal advisors to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(e)	A legal opinion of Patton, Moreno & Asvat, Panamanian legal advisors to the Obligors, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(f)	A legal opinion of Allen & Overy LLP, Dutch legal advisers to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(g)	A legal opinion of Allen & Overy, Hong Kong law advisors to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this is Agreement.

4.	Other Requirements

(a)	Each certified copy document must be certified by a director, officer or duly authorised attorney of the Obligor as being true and complete as at a date no earlier than the date falling three Business Days prior to the date of this Agreement.

(b)	The fees payable under this Agreement and the Fee Letters, in each case on or prior to the Utilisation Date have been received in full by the relevant party.

PART 3

ADDITIONAL VESSEL CONDITIONS PRECEDENT

On the Delivery Date of each Additional Vessel or, as the case may be, the date of designation in accordance with Clause 3 (Conditions Precedent), the Facility Agent shall require the following documentation:

1.	Guarantor

(a)	A certified copy of the Constitutional Documents of the Guarantor or, if previously provided to the Facility Agent, a certificate of the Guarantor certifying that such documents remain in full force and effect and have not been amended since the date of such provision.

(b)	A certified copy of a resolution of the board of directors of the Guarantor:

(i)	approving the terms of, and the transactions contemplated by, each Related Contract relating to the Additional Vessel to which the Guarantor is a party and resolving that it executes each such Related Contract, then to be executed;

(ii)	authorising a specified person or persons to execute each Related Contract on its behalf to which it is a party, then to be executed; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with and each Related Contract to which it is a party, then to be executed.

(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(d)	A certified copy of all other resolutions, consents, licences, exemptions and filings, corporate, official or otherwise which the Lender may reasonably require in connection with the acquisition of the Additional Vessel or any of the Related Contracts.

2.	Finance Documents and Related Contracts

(a)	A duly executed original of a General Assignment relating to the Additional Vessel.

(b)	a duly executed copy of the notice of assignment of the Charter relating to the Additional Vessel to the charterer and, to the extent required under this Agreement and the General Assignment, an acknowledgement of the assignment from that charterer.

(c)	A duly executed original of the Mortgage relating to the Additional Vessel.

(d)	A duly executed original document granting a Security Interest in favour of the Security Agent, over the Earning Account with respect to the Additional Vessel, together with all notices and acknowledgements in connection therewith.

(e)	To the extent not previously delivered to the Security Agent, a duly executed original of the pledge of the shares relating to the Additional Guarantor in relation to each relevant Additional Vessel

(f)	A copy of all share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Guarantor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title to be provided under the Security Documents relating to the Additional Vessel.

(g)	A certified copy of each relevant Ship Management Agreement, duly executed.

(h)	A certified copy of the relevant Charter Guarantee (if any), duly executed.

(i)	A certified copy of the relevant Acceptable Charter, duly executed.

(j)	A certified copy of the documentation pursuant to which the Additional Vessel has been sold to the Borrower.

(k)	Duly executed originals of all notices of assignment (other than those referred to in (b) and (c) above) required to be served under each Security Document referred to above.

3.	Other documents

A copy of any other authorisation or other document, opinion or assurance which the Facility Agent reasonably considers to be necessary in connection with the entry into and performance of, and the transactions contemplated by, any Related Contract or for the validity and enforceability of any Related Contract.

4.	The Vessel to be delivered

(a)	In respect of the Additional Vessel, a current certificate from Bureau Veritas, Lloyds Register of Shipping, or any other member of the International Association of Classification Societies or other classification society of recognized international standing acceptable to the Facility Agent, which shall be free from any overdue material recommendations.

(b)	A copy of the bill of sale and the protocol of delivery and acceptance in respect of the Additional Vessel.

5.	Insurance

(a)	A copy of all current insurance policies in respect of Obligatory Insurances, in respect of the Additional Vessel or sufficient information so as to enable Marsh, London to prepare the insurance report referred to in paragraph (d) below.

(b)	A duly executed and, where necessary, notarised notice of assignment of the Obligatory Insurances in respect of the Additional Vessel duly executed by the Borrower substantially in the form provided for in the General Assignment.

(c)	Fax confirmation (or an e-mail confirmation to such e-mail address as may be advised by the Facility Agent) from each broker and club concerned with the Obligatory Insurances of the Additional Vessel that:

(i)	the relevant cover is in effect;

(ii)	they will accept notice of assignment of the Obligatory Insurances in favour of the Facility Agent;

(iii)	they will issue a letter of undertaking addressed to the Security Agent in the form set out in schedule 2 to the General Assignment in the case of London brokers, in their standard form in the case of London clubs, substantially in the form set out in schedule 2 or schedule 3 of the General Assignment (as appropriate) in any other case or such other form as is permitted under the General Assignment relating to the Additional Vessel;

(iv)	they will accept endorsement of a loss payable clause on the policies in the form provided for in the General Assignment (in the case of brokers and insurers other than clubs) or will note the interest of the Security Agent in the entry for the Additional Vessel by way of a loss payable clause in their current standard form (in the case of clubs); and

(v)	they are not aware of any mortgage, charge, assignment or other encumbrance affecting the Obligatory Insurances with which they are concerned (other than any previously disclosed by the Borrower to the Facility Agent in writing).

(d)	Confirmation from the Facility Agent (acting on behalf of the Majority Lenders) of its satisfaction with a final insurance report with regard to the Additional Vessel as prepared by an insurance broker satisfactory to the Facility Agent.

(e)	Confirmation from the Facility Agent of its receipt of a Valuation of the Additional Vessel.

6.	Other Requirements

Evidence satisfactory to the Facility Agent (acting on behalf of the Majority Lenders) that the Borrower continues to be listed on the NYSE or NASDAQ.

7.	Legal opinions

(a)	A legal opinion of English legal advisors to the Lenders, addressed to the Facility Agent, the Security Agent and the Lenders.

(b)	A legal opinion of the legal advisors to the Lenders in the jurisdiction of the Additional Guarantor and (if applicable) the Charter Guarantor, addressed to the Facility Agent, the Security Agent and the Lenders.

(c)	A legal opinion of the legal advisors to the Lenders in the jurisdiction of the relevant Approved Flag State, addressed to the Facility Agent, the Security Agent and the Lenders.

(d)	A legal opinion of the legal advisors to the Lenders in the appropriate jurisdiction as to the enforceability of the Charter entered into in respect of that Additional Vessel, addressed to the Facility Agent, the Security Agent and the Lenders.

(e)	A legal opinion of the legal advisors to the Lenders in the appropriate jurisdiction as to the enforceability of the relevant Earnings Account Security Agreement and such other matters relating to the Security Agent in connection with the Earnings Account Security Agreement as the Security Agent may reasonably request, addressed to the Facility Agent, the Security Agent and the Lenders.

(f)	A legal opinion of the legal advisors to the Lenders in the appropriate jurisdiction as to the enforceability of the relevant pledge and/or charge of shares in the Additional Guarantor and such other matters relating to the Security Agent in connection with the pledge of shares as the Security Agent may reasonably request, addressed to the Facility Agent, the Security Agent and the Lenders.

8.	Other Requirements

Each certified copy document must be certified by a director, officer or duly authorised attorney of the Borrower as being true and complete as at a date no earlier than the date falling three Business Days prior to the Delivery Date of the Additional Vessel.

ADDITIONAL GUARANTOR CONDITIONS PRECEDENT

1.	An Accession Deed executed by the Additional Guarantor and the Borrower.

2.	A copy of the Constitutional Documents of the Additional Guarantor.

3.	A copy of a resolution of the board or, if applicable, a committee of the board of directors of the Additional Guarantor:

(a)	approving the terms of, and the transactions contemplated by, the Accession Deed and the Finance Documents and resolving that it execute, deliver and perform the Accession Deed and any other Finance Document to which it is party;

(b)	authorising a specified person or persons to execute the Accession Deed and other Finance Documents on its behalf;

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and

(d)	authorising the Borrower to act as its agent in connection with the Finance Documents

4.	If applicable, a copy of a resolution of the board of directors of the Additional Guarantor, establishing the committee referred to in paragraph 3 above.

5.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

6.	A copy of a resolution signed by all the holders of the issued shares of the Additional Guarantor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Guarantor is a party.

7.	A certificate of the Additional Guarantor (signed by a director) confirming that borrowing or guaranteeing or securing, as appropriate, the Commitments would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded.

8.	A certificate of an authorised signatory of the Additional Guarantor certifying that each copy document listed in this Part 3 of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of the Accession Deed.

9.	A copy of any other authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary in connection with the entry into and performance of the transactions contemplated by the Accession Deed or for the validity and enforceability of any Finance Document.

10.	In respect of an Additional Guarantor incorporated in Cyprus:

(a)	a certificate of good standing issued by the Registrar of Companies in Cyprus (dated no earlier than five days prior to the date of the Accession Deed);

(b)	a certificate of no winding up issued by the Registrar of Companies in Cyprus (dated no earlier than five days prior to the date of the Accession Deed);

(c)	a certificate of share capital issued by the Registrar of Companies in Cyprus;

(d)	its memorandum and articles of association in Greek (with the Registrar stamp appearing on the same) and English language; and

(e)	an original certificate of incumbency from the secretary of that Additional Guarantor dated on the same day of execution of the Accession Deed in form and substance satisfactory to the Lenders’ Cypriot counsel.

11.	If available, the latest audited financial statements of the Additional Guarantor.

12.	The following legal opinions, each addressed to the Facility Agent, the Security Agent and the Lenders:

(a)	A legal opinion of the legal advisers to the Facility Agent in England, as to English law in the form distributed to the Lenders prior to signing the Accession Deed.

(b)	If the Additional Guarantor is incorporated in or has its “centre of main interest” or “establishment” (as referred to in Clause 14.30 (Centre of main interests and establishments)) in a jurisdiction other than England and Wales or is executing a Finance Document which is governed by a law other than English law, a legal opinion of the legal advisers to the Facility Agent in the jurisdiction of its incorporation, “centre of main interest” or “establishment” (as applicable) or, as the case may be, the jurisdiction of the governing law of that Finance Document (the Applicable Jurisdiction) as to the law of the Applicable Jurisdiction and in the form distributed to the Lenders prior to signing the Accession Deed.

13.	If the proposed Additional Guarantor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 37.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Guarantor.

SCHEDULE 3

ORIGINAL IDENTIFIED VESSELS

Vessel Name	Name of Original Obligor	Vessel flag	Size (teu)	Earliest Charter Expiry Date	Charter Rate (USD per day)	Charterer
CMA CGM Matisse	Global Ship Lease 3 Limited	Cyprus	2,262	Sept 21, 2019	15,300	CMA CGM
CMA CGM Utrillo	Global Ship Lease 4 Limited	Cyprus	2,262	Sept 12, 2019	15,300	CMA CGM
Delmas Keta	Global Ship Lease 5 Limited	Bahamas	2,207	Aug 6, 2018	7,800	CMA CGM
Julie Delmas	Global Ship Lease 6 Limited	Bahamas	2,207	July 28, 2018	7,800	CMA CGM
Kumasi	Global Ship Lease 7 Limited	Bahamas	2,207	Nov 16, 2018	9,800	CMA CGM
Marie Delmas	Global Ship Lease 8 Limited	Bahamas	2,207	Nov 16, 2018	9,800	CMA CGM
CMA CGM La Tour	Global Ship Lease 9 Limited	Bahamas	2,272	Sept 20, 2019	15,300	CMA CGM
CMA CGM Manet	Global Ship Lease 10 Limited	Cyprus	2,272	Sept 17, 2019	15,300	CMA CGM
CMA CGM Chateau d’If	Global Ship Lease 12 Limited	Cyprus	5,089	Oct 11, 2020	33,750	CMA CGM
CMA CGM Thalassa	Global Ship Lease 13 Limited	Cyprus	11,040	Oct 1, 2025	47,200	CMA CGM
CMA CGM Jamaica	Global Ship Lease 14 Limited	Cyprus	4,298	Sept 17, 2022	25,350	CMA CGM
CMA CGM Sambhar	Global Ship Lease 15 Limited	Cyprus	4,045	Sept 16, 2022	25,350	CMA CGM
CMA CGM America	Global Ship Lease 16 Limited	Cyprus	4,045	Sept 19, 2022	25,350	CMA CGM

OOCL Tianjin (tbrn “GSL Tianjin”)	Global Ship Lease 20 Limited	Hong Kong	8,063	Oct 28, 2017	34,500	OOCL
OOCL Qingdao	Global Ship Lease 21 Limited	Hong Kong	8,063	Mar 11, 2018	34,500	OOCL
OOCL Ningbo	Global Ship Lease 22 Limited	Hong Kong	8,063	Sept 17, 2018	34,500	OOCL
CMA CGM Berlioz	Global Ship Lease 23 Limited	Bahamas	6,621	May 28, 2021	34,000	CMA CGM
CMA CGM Alcazar	GSL Alcazar Inc.	Panama	5,089	Oct 18, 2020	33,750	CMA CGM

SCHEDULE 4

CONDITIONS SUBSEQUENT TO UTILISATION OR THE ACCESSION OF AN ADDITIONAL

GUARANTOR

The Facility Agent shall require the following documentation and evidence from the Borrower, immediately following the disbursement of the Loan and following the accession of an Additional Guarantor which owns an Additional Vessel.

1.	Evidence that:

(a)	the Mortgage in respect of each Vessel, or as the case may be, the relevant Additional Vessel, has been duly recorded in the Shipping Register of the Approved Flag State and constitutes a first priority security interest over the Vessel or as the case may be, the relevant Additional Vessel, and that all taxes and fees payable to the Shipping Register of the Approved Flag State in respect of that Vessel or as the case may be, the relevant Additional Vessel, have been paid in full;

(b)	the title to the Vessel or as the case may be, the relevant Additional Vessel, is held by the relevant Obligor free of all Security Interests other than Permitted Security Interests; and

(c)	the Vessel or as the case may be, the relevant Additional Vessel, is provisionally registered in the name of the relevant Obligor, in the Approved Flag State.

2.	To the extent required under and at the time specified in the relevant Security Document, duly and executed originals of the acknowledgements of each notice of assignment required to be served under each Security Document required to be delivered in respect of that Vessel or as the case may be, the relevant Additional Vessel (or, where it is not possible to provide originals of the same, faxed copies with such originals to follow as soon as practicable after the relevant Utilisation Date or, as the case may be, accession of an Additional Guarantor with an Additional Vessel), duly executed by each relevant counterparty.

SCHEDULE 5

PAYMENTS

PART 1

FORM OF REQUEST

To:	[•] as Facility Agent

From:	[The Borrower] Date: [ ]

US$54,800,000 Term Facility Agreement dated [•] 2017 (the Facility Agreement)

1.	We refer to the Facility Agreement. This Request is irrevocable. We wish to borrow the Loan from you as follows:

(a)	Utilisation Date: [ ]

(b)	Amount: [ ]

(c)	Interest Period: [ ]

2.	Our payment instructions are as follows:

3.	[We confirm that each condition specified in the Facility Agreement which must be satisfied on or before the date of this Request is satisfied on the date of this Request.]

4.	We confirm that, as at the date of this Request the representations set out in Clause 14 (Representations) of the Facility Agreement which, pursuant to clause 14.32 are deemed to be repeated on date of this Request, are true and correct and no Default or Mandatory Prepayment Event has occurred or would result from the proposed disbursement.

By:

BORROWER

Authorised Signatory

PART 2

PAYMENT ADVICE

To:	[The Borrower]

From:	[•] as Facility Agent

Date:	[ ]

US$54,800,000 Facility Agreement dated [•] 2017 (the Facility Agreement)

Further to receipt of your request dated [            ] 2017 and attached hereto requesting the advance of the Loan, we confirm that all amounts have been advanced in accordance with the requirements of the attached Request.

SCHEDULE 6

FORM OF TRANSFER CERTIFICATE

To:	[•] as Facility Agent and [•] as Security Agent

From:	[THE EXISTING BANK] and [THE NEW BANK] Date: [ ]

US$54,800,000 Facility Agreement dated [•] 2017 (the Facility Agreement)

We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This agreement (the Agreement) shall take effect as a Transfer Certificate for the purpose of the Facility Agreement and as a Creditor Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Interest Periods defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

1.	We [ ] (the Existing Bank) and [ ] (the New Bank) agree to the Existing Bank and the New Bank novating all the Existing Bank’s rights and obligations under the Facility Agreement and the other Finance Documents which relate to that portion of the Existing Lender’s Commitment(s) and participations in Utilisations under the Facility Agreement specified in the Schedule in accordance with Clause 27.2 (Procedure for transfer by way of novations).

2.	The specified date for the purposes of Clause 27.2 (Procedure for transfer by way of novations) is [date of novation].

3.	The Facility Office and address for notices of the New Bank for the purposes of Clause 34.2 (Contact details) are set out in the Schedule attached to this Certificate.

4.	This Novation Certificate is governed by English law.

5.	The New Bank confirm that it [is]/[is not] a Sponsor Affiliate.[1]

6.	We refer to clause [21.2] (Change of Credit Facility Lender) of the Intercreditor Agreement.

In consideration of the New Lender being accepted as a Credit Facility Lender for the purposes of the Intercreditor Agreement (and as defined therein), the New Lender confirms that, as from the Transfer Date, it intends to be party to the Intercreditor Agreement as a Credit Facility Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Credit Facility Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

7.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

8.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

9.	This Agreement has been entered into on the date stated at the beginning of this Agreement.

[1]	Delete as appropriate.

THE SCHEDULE

Rights and obligations to be novated

[Choose one of the following options (a) to (c):]

(a)	all of the rights and obligations of the Existing Lender in respect of the Facility - principal amount US$[ ].

(b)	the principal amount of US$[ ] in respect of each of the Loan and all the rights and obligations attached to the same-total principal amount US$[ ].

(c)	the principal amount of US$[ ] in respect of [each of] Loan [ ] [and Loan [ ] and [ ]] and all the rights and obligations attached to the same. [New Bank]

[Facility Office Address for notices]

[Existing Bank] [New Bank]

By:

By:

Date:

Date:

This Agreement is accepted as a Transfer Certificate for the purposes of the Facility Agreement by the Agent, and as a Creditor Accession Undertaking for the purposes of the Intercreditor Agreement by the Security Agent, and the Transfer Date is confirmed as [            ].

[Agent]

By:

[Security Agent]

By:

SCHEDULE 7

COMPLIANCE CERTIFICATE

To:	[•] as Facility Agent

From:	Global Ship Lease, Inc.

US$54,800,000 Facility Agreement dated [• ] 2017 (the Facility Agreement)

1.	Interest Periods defined in the Facility Agreement have the same meaning in this Certificate.

2.	[I/We hereby certify that [no Default has occurred and is continuing or is outstanding] [a Default under Clause [ ] of [specify document] is outstanding and the following steps are being taken to remedy it [ ].

3.	[I/We hereby certify that the Debt Service Coverage Ratio (as defined in Clause 1.1 (Definitions)) as at [•] was [•]:1][I/We hereby certify that in relation to the financial covenant set out in clause 17.3 (Cash Balance) of the Facility Agreement the Cash Balance on [•] was [•]:

Yours faithfully,

[                             ]

Chief Executive Officer

[or]

Chief Financial Officer

SCHEDULE 8

EXISTING SECURITY

PART 1

ORIGINAL SECURITY DOCUMENTS

1.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 3 Limited;

2.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 4 Limited;

3.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 5 Limited;

4.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 6 Limited;

5.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 7 Limited;

6.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 8 Limited;

7.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 9 Limited;

8.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 10 Limited;

9.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 12 Limited;

10.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 13 Limited;

11.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 14 Limited;

12.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 15 Limited;

13.	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in Global Ship Lease 16 Limited;

14.	a Hong Kong law governed mortgage over shares between Global Ship Lease, Inc. as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of shares in Global Ship Lease 20 Limited;

15.	a Hong Kong law governed mortgage over shares between Global Ship Lease, Inc. as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of shares in Global Ship Lease 21 Limited;

16.	a Hong Kong law governed mortgage over shares between Global Ship Lease, Inc. as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of shares in Global Ship Lease 22 Limited;

17.	a Hong Kong law governed mortgage over shares between Global Ship Lease, Inc. as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of shares in Global Ship Lease 23 Limited;

18.	a Cypriot law governed ship mortgage between Global Ship Lease 3 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Matisse”;

19.	a Cypriot law governed deed of covenant between Global Ship Lease 3 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Matisse”;

20.	a Cypriot law governed ship mortgage between Global Ship Lease 4 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Utrillo”;

21.	a Cypriot law governed deed of covenant between Global Ship Lease 4 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Utrillo”;

22.	a Cypriot law governed ship mortgage between Global Ship Lease 10 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Manet”;

23.	a Cypriot law governed deed of covenant between Global Ship Lease 10 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Manet”;

24.	a Cypriot law governed ship mortgage between Global Ship Lease 12 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Chateau D’If”;

25.	a Cypriot law governed deed of covenant between Global Ship Lease 12 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Chateau D’If”;

26.	a Cypriot law governed ship mortgage between Global Ship Lease 13 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Thalassa”;

27.	a Cypriot law governed deed of covenant between Global Ship Lease 13 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Thalassa”;

28.	a Cypriot law governed ship mortgage between Global Ship Lease 14 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Jamaica”;

29.	a Cypriot law governed deed of covenant between Global Ship Lease 14 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Jamaica”;

30.	a Cypriot law governed ship mortgage between Global Ship Lease 15 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Sambhar”;

31.	a Cypriot law governed deed of covenant between Global Ship Lease 15 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Sambhar”;

32.	a Cypriot law governed ship mortgage between Global Ship Lease 16 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM America”;

33.	a Cypriot law governed deed of covenant between Global Ship Lease 16 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM America”;

34.	a Bahamian law governed ship mortgage between Global Ship Lease 5 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “Delmas Keta”;

35.	an English law governed deed of covenant between Global Ship Lease 5 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “Delmas Keta”;

36.	a Bahamian law governed ship mortgage between Global Ship Lease 6 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “Julie Delmas”;

37.	an English law governed deed of covenant between Global Ship Lease 6 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “Julie Delmas”;

38.	a Bahamian law governed ship mortgage between Global Ship Lease 7 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “Kumasi”;

39.	an English law governed deed of covenant between Global Ship Lease 7 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “Kumasi”;

40.	a Bahamian law governed ship mortgage between Global Ship Lease 8 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “Marie Delmas”;

41.	an English law governed deed of covenant between Global Ship Lease 8 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “Marie Delmas”;

42.	a Bahamian law governed ship mortgage between Global Ship Lease 9 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM La Tour”;

43.	an English law governed deed of covenant between Global Ship Lease 9 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM La Tour”;

44.	a Bahamian law governed ship mortgage between Global Ship Lease 23 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Berlioz”;

45.	an English law governed deed of covenant between Global Ship Lease 23 Limited as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Berlioz”;

46.	a Panamanian law governed ship mortgage between GSL Alcazar Inc. as mortgagor and Citibank, N.A., London Branch as mortgagee in respect of vessel “CMA CGM Alcazar”;

47.	a Hong Kong law governed ship mortgage and deed of covenant between Global Ship Lease 20 Limited as mortgagor and owner and Citibank, N.A., London Branch as mortgagee in respect of vessel “OOCL Tianjin” (tbrn “GSL Tianjin”);

48.	a Hong Kong law governed ship mortgage and deed of covenant between Global Ship Lease 21 Limited as mortgagor and owner and Citibank, N.A., London Branch as mortgagee in respect of vessel “OOCL Qingdao”;

49.	a Hong Kong law governed ship mortgage and deed of covenant between Global Ship Lease 22 Limited as mortgagor and owner and Citibank, N.A., London Branch as mortgagee in respect of vessel “OOCL Ningbo”;

50.	a Bahamian law governed ship mortgage and deed of covenant between Global Ship Lease 23 Limited as mortgagor and owner and Citibank, N.A., London Branch as mortgagee in respect of vessel “Berlioz”);

51.	an English law governed deed of assignment between Global Ship Lease 3 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Matisse”;

52.	an English law governed deed of assignment between Global Ship Lease 4 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Utrillo”;

53.	an English law governed deed of assignment between Global Ship Lease 5 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “Delmas Keta”;

54.	an English law governed deed of assignment between Global Ship Lease 6 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “Julie Delmas”;

55.	an English law governed deed of assignment between Global Ship Lease 7 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “Kumasi”;

56.	an English law governed deed of assignment between Global Ship Lease 8 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “Marie Delmas”;

57.	an English law governed deed of assignment between Global Ship Lease 9 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM La Tour”;

58.	an English law governed deed of assignment between Global Ship Lease 10 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Manet”;

59.	an English law governed deed of assignment between Global Ship Lease 12 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Chateau D’If”;

60.	an English law governed deed of assignment between Global Ship Lease 13 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Thalassa”;

61.	an English law governed deed of assignment between Global Ship Lease 14 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Jamaica”;

62.	an English law governed deed of assignment between Global Ship Lease 15 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Sambhar”;

63.	an English law governed deed of assignment between Global Ship Lease 16 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM America”;

64.	an English law governed deed of assignment between GSL Alcazar Inc. as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Alcazar”;

65.	an English law governed deed of assignment between Global Ship Lease 20 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “OOCL Tianjin” (tbrn “GSL Tianjin”);

66.	an English law governed deed of assignment between Global Ship Lease 21 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “OOCL Qingdao”;

67.	an English law governed deed of assignment between Global Ship Lease 22 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “OOCL Ningbo”;

68.	an English law governed deed of assignment between Global Ship Lease 23 Limited as assignor and Citibank, N.A., London Branch as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Berlioz”;

69.	an English law governed charge over shares between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee in respect of shares in GSL Alcazar Inc.

70.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated Citibank, N.A., London Branch, between GSL Alcazar Inc. as pledgor and Citibank, N.A., London Branch as pledgee;

71.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease, Inc. as pledgor and Citibank, N.A., London Branch as pledgee;

72.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease Services Limited. as pledgor and Citibank, N.A., London Branch as pledgee;

73.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 3 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

74.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 4 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

75.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 5 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

76.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 6 Limited as pledgor and DVB Bank S.E. as pledgee;

77.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 7 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

78.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 8 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

79.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 9 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

80.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 10 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

81.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 12 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

82.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 13 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

83.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 14 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

84.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 15 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

85.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 16 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

86.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 20 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

87.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 21 Limited as pledgor and Citibank, N.A., London Branch as pledgee;

88.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 22 Limited as pledgor and Citibank, N.A., London Branch as pledgee; and

89.	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) between Global Ship Lease 23 Limited as pledgor and Citibank, N.A., London Branch as pledgee.

90.	an English law governed deed of assignment made between the Borrower as assignor and Citibank, N.A., London Branch as assignee, in relation to the intracompany loan agreement dated on or about the date of this Agreement.

EXISTING SECURITY RELEASE DOCUMENTS

A. Memoranda, Deeds or Other Agreements of Discharge

(a)	English law deed of release between, inter alios, Global Ship Lease, Inc. and DBTCA, effecting the global release of the collateral securing the borrowers’ obligations under the Existing Revolving Credit Facility Agreement and the 2019 Notes.

(b)	Hong Kong law deed of release between, inter alios, Global Ship Lease, Inc. and DBTCA in relation to, among other things, security granted over the m.v. Qingdao and the shares of Global Ship Lease 21 Limited and Global Ship Lease 23 Limited.

(c)	Cancellation deed relating to the Panamanian law mortgage over the m.v CMA CGM Alcazar.

(d)	Memoranda of discharge relating to the Bahamian law mortgages granted over each of the following vessels: Delmas Keta, Julie Delmas, Kumasi, Marie Delmas, CMA CGM La Tour, and CMA CGM Berlioz.

(e)	Cypriot law governed (i) memoranda of discharge relating to the Cypriot law mortgages over each of the CMA CGM Matisse, CMA CGM Utrillo, CMA CGM Manet, CMACGM Chateau d’If, CMA CGM Thalassa, CMA CGM Jamaica, CMA CGM Sambhar, and CMA CGM America, and (ii) release letters in respect of the shares pledges granted over the Guarantors (other than GSL Alcazar Inc.).

(f)	Dutch law cancellation letter relating to the Dutch account pledges granted by each Guarantor (other than GSLS) to secure the Existing Revolving Credit Facility Agreement and the 2019 Notes.

(g)	Memorandum of discharge relating to the Hong Kong law ship mortgage granted over the m.v. Qingdao.

Each of the above to be duly executed and, as necessary for their effectiveness, notarised /apostilled and delivered.

SCHEDULE 9

NOT USED

SCHEDULE 10

APPROVED FLAG STATES

United Kingdom

France

Germany

Netherlands

Denmark

Norway

Sweden

Greece

Republic of Cyprus (excluding the ‘Turkish Republic of Northern Cyprus’)

Ireland

Belgium

Malta

Hong Kong

Panama

Bahamas

Liberia

Isle of Man

Bermuda

Marshall Islands

Cayman Islands

Singapore

SCHEDULE 11

FORM OF ACCESSION DEED

To:	[ ] as Facility Agent and [ ] as Security Agent for itself and each of the other parties to the Intercreditor Agreement referred to below

From: [Subsidiary] and [Parent]

Dated:

Dear Sirs

[Parent] – [            ] Term Loan Agreement

dated [            ] (the Facility Agreement)

1.	We refer to the Facility Agreement and to the Intercreditor Agreement. This deed (the Accession Deed) shall take effect as an Accession Deed for the purposes of the Facility Agreement and as a Debtor Accession Deed for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Interest Periods defined in the Facility Agreement have the same meaning in paragraphs 1-3 of this Accession Deed unless given a different meaning in this Accession Deed.

2.	[Subsidiary] agrees to become an Additional Guarantor and to be bound by the terms of the Facility Agreement and the other Finance Documents (other than the Intercreditor Agreement) as an Additional Guarantor pursuant to Clause 26.2 (Additional Guarantors) of the Facility Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [ ].

3.	The Borrower confirms that no Default is continuing or would occur as a result of [Subsidiary] becoming an Additional Guarantor.

4.	[Subsidiary’s] administrative details for the purposes of the Facility Agreement and the Intercreditor Agreement are as follows:

Address:

Fax No.:

Attention:

5.	[Subsidiary] (for the purposes of this paragraph [4]/[5], the Acceding Debtor) intends to give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents:

[Insert details (date, parties and description) of relevant documents]

the Relevant Documents.

IT IS AGREED as follows:

(a)	Interest Periods defined in the Intercreditor Agreement shall, unless otherwise defined in this Accession Deed, bear the same meaning when used in this paragraph [4]/[5].

(b)	The Acceding Debtor and the Security Agent agree that the Security Agent shall hold:

(i)	any Security Interest in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(ii)	all proceeds of that Security Interest ; and

(iii)	all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee for the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee for the Secured Parties, on trust for the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

(c)	The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

(d)	[In consideration of the Acceding Debtor being accepted as an Intra Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement].[2]

6.	This Accession Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS ACCESSION DEED has been signed on behalf of the Security Agent (for the purposes of paragraph [4]/[5] above only), signed on behalf of the Borrower and executed as a deed by [Subsidiary] and is delivered on the date stated above.

[Subsidiary]

[EXECUTED AS A DEED )

By: [Subsidiary]         )

Director

Director/Secretary

[2]	Include this paragraph in this Accession Deed if the Subsidiary is also to accede as an Intra Group Lender to the Intercreditor Agreement.

OR

[EXECUTED AS A DEED         )

By: [Subsidiary]         )

Signature of Director

Name of Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness]

The Borrower

[Parent]

By:

The Security Agent

[Full name of current Security Agent]

By:

Date:

SCHEDULE 12

LMA FORM OF CONFIDENTIALITY UNDERTAKING

[Letterhead of Seller]

Date: [            ]

To: [insert name of Potential Purchaser]

Re: US$54,800,000 Super Senior Facility Agreement dated [•] 2017 (the Agreement)

Company: Global Ship Lease, Inc. (the Company)

Date:

Amount:

Agent:

Dear Sirs

We understand that you are considering acquiring an interest in the Agreement which, subject to the Agreement, may be by way of novation, assignment, the entering into, whether directly or indirectly, of a sub-participation or any other transaction under which payments are to be made or may be made by reference to one or more Finance Documents and/or one or more Obligors or by way of investing in or otherwise financing, directly or indirectly, any such novation, assignment, sub-participation or other transaction (the Acquisition). In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.	Confidentiality Undertaking

You undertake (a) to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by paragraph 2 below and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information, and (b) until the Acquisition is completed to use the Confidential Information only for the Permitted Purpose.

2.	Permitted Disclosure

We agree that you may disclose:

(a)	to any of your Affiliates and any of your or their officers, directors, employees, professional advisers and auditors such Confidential Information as you shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information, except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	subject to the requirements of the Agreement, to any person:

(i)	to (or through) whom you assign or transfer (or may potentially assign or transfer) all or any of your rights and/or obligations which you may acquire under the Agreement such Confidential Information as you shall consider appropriate if the person to whom the Confidential Information is to be given pursuant to this sub-paragraph (i) of paragraph (b) has delivered a letter to you in equivalent form to this letter;

(ii)	with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to the Agreement or any Obligor such Confidential Information as you shall consider appropriate if the person to whom the Confidential Information is to be given pursuant to this sub-paragraph (ii) of paragraph (b) has delivered a letter to you in equivalent form to this letter;

(iii)	to whom information is required or requested to be disclosed by any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation such Confidential Information as you shall consider appropriate; and

(c)	notwithstanding paragraphs (a) and (b) above, Confidential Information to such persons to whom, and on the same terms as, a Finance Party is permitted to disclose Confidential Information under the Agreement, as if such permissions were set out in full in this letter and as if references in those permissions to Finance Party were references to you.

3.	Notification of disclosure

You agree (to the extent permitted by law and regulation) to inform us:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to sub paragraph (iii) of paragraph 2(b) above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.	Return of copies

If you do not enter into the Acquisition and we so request in writing, you shall return or destroy all Confidential Information supplied to you by us and destroy or permanently erase (to the extent technically practicable) all copies of Confidential Information made by you and use your reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases (to the extent technically practicable) such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under sub-paragraph (iii) of paragraph 2(b) above.

5.	Continuing obligations

The obligations in this letter are continuing and, in particular, shall survive and remain binding on you until (a) if you become a party to the Agreement as a lender of record, the date on which you become such a party to the Agreement; (b) if you enter into the Acquisition but it does not result in you becoming a party to the Agreement as a lender of record, the date falling twelve months after the date on which all of your rights and obligations contained in the documentation entered into to implement that Acquisition have terminated; or (c) in any other case the date falling twelve months after the date of your final receipt (in whatever manner) of any Confidential Information.

6.	No representations of Breach etc.

You acknowledge and agree that:

(a)	neither we, nor any member of the Group nor any of our or their respective officers, employees or advisers (each a Relevant Person) (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or be otherwise liable to you or any other person in respect of the Confidential Information or any such information; and

(b)	we or members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.	Entire Agreement: No waiver, amendments etc.

(a)	This letter constitutes the entire agreement between us in relation to your obligations regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

(b)	No failure to exercise, nor any delay in exercising, any right or remedy under this letter will operate as a waiver of any such right or remedy or constitute an election to affirm this letter. No election to affirm this letter will be effective unless it is in writing. No single or partial exercise of any right or remedy will prevent any further or other exercise or the exercise of any other right or remedy under this letter.

(c)	The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us.

8.	Inside information

You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and you undertake not to use any Confidential Information for any unlawful purpose.

9.	Nature of undertakings

The undertakings given by you under this letter are given to us and are also given for the benefit of the Company and each other member of the Group.

10.	Third party rights

(a)	Subject to this paragraph 10 and to paragraphs 6 and 9, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce or to enjoy the benefit of any term of this letter.

(b)	The Relevant Persons may enjoy the benefit of the terms of paragraphs 6 and 9 subject to and n accordance with this paragraph 10 and the provisions of the Third Parties Act.

(c)	Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person to rescind or vary this letter at any time.

11.	Governing law and jurisdiction

(a)	This letter (including the agreement constituted by your acknowledgement of its terms) (the Letter) and any non-contractual obligations arising out of or in connection with it (including any non contractual obligations arising out of the negotiation of the transaction contemplated by this Letter) are governed by English law.

(b)	The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Letter or the negotiation of the transaction contemplated by this Letter).

12.	Definitions

In this letter (including the acknowledgement set out below) terms defined in the Agreement shall, unless the context otherwise requires, have the same meaning and:

Confidential Information means all information relating to the Company, any Obligor, the Group, the Finance Documents, the Facility and/or the Acquisition which is provided to you in relation to the Finance Documents or the Facility by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by you of this letter; or

(b)	is identified in writing at the time of delivery as non-confidential by us or our advisers; or

(c)	is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you after that date, from a source which is, as far as you are aware, unconnected with the Group and which, in either case, as far as you are aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

Group means the Company and its subsidiaries for the time being (as such term is defined in the Companies Act 2006).

Permitted Purpose means considering and evaluating whether to enter into the Acquisition.

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

For and on behalf of

[Seller]

To:	[Seller]

The Company and each other member of the Group

We acknowledge and agree to the above:

For and on behalf of

[Potential Purchaser]

SCHEDULE 13

NOTES RESTRICTIVE COVENANTS

Terms used in this Schedule 13 shall, if not otherwise defined in this Schedule 13, have the meaning given to them elsewhere in this Agreement. A reference in this Schedule 13 to a “paragraph” is to a paragraph contained in this Schedule 13.

1.	Possession, Use and Release of Collateral

1.1	Unless an Event of Default shall have occurred and be continuing, the Borrower or the applicable Guarantor will have the right to remain in possession and retain exclusive control of the Collateral securing the Indebtedness under the Finance Documents (other than the Equity Interests of the Guarantors and other than as set forth in the Security Documents), to freely operate or use the Collateral, to alter, maintain or repair the Collateral in the ordinary course, and to collect, invest and dispose of any income thereon. In addition, unless an Event of Default shall have occurred and be continuing, the Borrower and any Guarantor may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any assigned rights, assigned property and assigned contracts comprising the Collateral to the extent not otherwise prohibited by the terms of this Agreement, including the provisions described under paragraph 10.

1.2	Release of Collateral. Subject to Clause 6.3 (Disposal proceeds), the Borrower and each Guarantor will have the right to sell, exchange or otherwise dispose of any of the Collateral owned by it, upon compliance with the requirements and conditions of the provisions described below, and the Security Agent shall release the same from the Lien of the Security Documents simultaneously with the receipt of the Net Proceeds or Total Loss Event Proceeds , upon direction by the Facility Agent following receipt by the Facility Agent and the Security Agent of a direction from the Borrower and each applicable Guarantor directing such release and describing the property to be so released, together with delivery of the following, among other matters:

(a)	an Officer’s Certificate of the Borrower or the relevant Guarantor, as the case may be, dated the date of the application for such release, in each case stating in substance as to certain matters, including the following:

(i)	the release complies with the provisions of paragraphs 2, 4, 5, and/or 8, as applicable;

(ii)	that no Default or Event of Default has occurred and is continuing (unless the Majority Lenders have consented to such action);

(iii)	that all conditions precedent in the Finance Documents relating to the release of the Collateral in question have been complied with; and

(b)	one or more opinions of counsel which, when considered collectively, shall be substantially to the effect that all conditions precedent provided in the Finance Documents relating to the release of the Collateral have been complied with.

1.3	In connection with any release, the Borrower and the Guarantors shall (i) execute, deliver and record or file and obtain such instruments as may be required, including, without limitation, amendments to the Security Documents and (ii) deliver to the Facility Agent and the Security Agent evidence of the satisfaction of the applicable provisions of the Finance Documents.

1.4	Notwithstanding the foregoing, any Collateral may be released in accordance with an enforcement action pursuant to the provisions of the Intercreditor Agreement or any Additional Intercreditor Agreement.

1.5	The Security Agent and the Facility Agent (but only if required) will take all reasonable actions requested by the Borrower that are necessary to effectuate any release of Collateral securing the Indebtedness under the Finance Documents, in accordance with the provisions of the Finance Documents and any Additional Intercreditor Agreement. Each of the releases set forth above shall be effected by the Security Agent without the consent of the Lenders or any action on the part of the Facility Agent (unless action is required by it to effect such release). Any releases of Collateral made in compliance with this paragraph 1 shall be deemed not to impair the Security Interests created by the Security Documents. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to releasing the Transaction Security to the extent in favour of any Secured Party other than the Finance Parties (and any such release, waiver or action with respect to any such other Secured Party shall be governed by the Debt Documents applicable to such secured parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

1.6	Disposition of Collateral Without Release.

(a)	Notwithstanding the provisions of paragraphs 1.1 to 1.5 above, so long as no Event of Default shall have occurred and be continuing, the Borrower or any Guarantor may, in accordance with the provisions of this Agreement, without any release or consent by the Facility Agent or the Security Agent:

(i)	sell or otherwise dispose of any machinery, equipment, furniture, tools, materials or supplies or other similar property subject to the Lien of the Security Documents, which may have become worn out or obsolete;

(ii)	grant rights-of-way and easements over or in respect of any real property; provided, however, that such grant will not, in the reasonable opinion of the Board of Directors of the Borrower or the relevant Guarantor, as the case may be, materially impair the usefulness of such property in the conduct of the Borrower’s business and will not be materially prejudicial to the interests of the Finance Parties;

(iii)	abandon, terminate, cancel, release, extend, renew, replace, amend or modify any leases, contracts or rights-of-way subject to the Lien of any of the Security Documents or surrender or modify any franchise, license or permit subject to the Lien of any of the Security Documents which it may own or under which it may be operating;

(iv)	alter, repair, replace, change the location or position of and add to its plants, structures, machinery, systems, equipment, fixtures and appurtenances;

(v)	demolish, dismantle, tear down or scrap any Collateral (other than the Vessels), or abandon any thereof (other than the Vessels), if in the good faith opinion of the Borrower or the relevant Guarantor, as the case may be, such demolition, dismantling, tearing down, scrapping or abandonment is in the interests of the Borrower or the relevant Guarantor, as the case may be, and the Fair Market Value and utility of the Collateral as an entirety will not thereby be impaired in any material respect; or

(vi)	apply insurance proceeds received under such circumstances other than an Event of Loss to the repair of the Vessel to which such insurance proceeds related in accordance with the Security Documents.

(b)	In the event that the Borrower or any Guarantor has sold, exchanged or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral which under the provisions of this paragraph 1.6 may be sold, exchanged or otherwise disposed of by the Borrower or such Guarantor without any release or consent of the Facility Agent or the Security Agent, and the Borrower or such Guarantor, as the case may be, requests the Security Agent to furnish a written disclaimer, release or quitclaim of any interest in such property under any of the Security Documents, the Security Agent shall, at the cost and expense of the Borrower and such Guarantor, promptly execute such an instrument upon delivery to the Facility Agent and the Security Agent of (i) an Officer’s Certificate by the Borrower or such Guarantor, as the case may be, (A) reciting the sale, exchange or other disposition made or proposed to be made and describing in reasonable detail the property affected thereby, and stating that such property is property which by the provisions of this paragraph 1.6 may be sold, exchanged or otherwise disposed of or dealt with by the Borrower or such Guarantor, as the case may be, without any release or consent of the Facility Agent or the Security Agent, and (B) that all conditions precedent provided in the Finance Documents and the Senior Secured Note Documents relating to the written disclaimer, release or quitclaim or any interest in such property have been complied with.

Any disposition of Collateral made in compliance with the provisions of this paragraph 1.6 shall be deemed not to impair the Security Interests in contravention of the provisions of this Agreement.

Any such disclaimer, release or quitclaim shall be without recourse to, or any representation or warranty by, the Facility Agent or the Security Agent.

2.	Addition and Substitution of Collateral

2.1	The Borrower or any Guarantor may at its option, at any time and from time to time, substitute Collateral for Vessels of an aggregate equivalent or greater Fair Market Value (as assessed on a like for like basis) including without limitation in connection with any refinancing transaction or add further Vessels to the Collateral; provided that (i) in the case of a substitution only, at the time of such substitution no Default shall have occurred and be continuing and (ii) such substitution or addition shall comply with the provisions described below:

2.2	If the Borrower or any Subsidiary:

(a)	provides security over one or more Additional Vessels which will constitute Collateral in accordance with the provisions of the Finance Documents and any Additional Intercreditor Agreement; or

(b)	elects to substitute Collateral with one or more Additional Vessels that become Collateral or to apply any Net Proceeds or Total Loss Event Proceeds from disposals or losses of Collateral to acquire one or more Additional Vessels that become Collateral, in each case in accordance with the applicable provisions of the Finance Documents, then simultaneously with the receipt, acquisition, addition or substitution of such additional or other container vessel(s), the Borrower or the Subsidiary that is the owner of each such Additional Vessel, shall, if it is not already a Guarantor, execute a Guarantee of the Borrower’s obligations under this Agreement and the Senior Secured Notes and become a Guarantor under the Finance Documents (and must be or become a Wholly Owned Subsidiary of the Borrower at such time) and it shall deliver to the Facility Agent and the Security Agent (A) each of the documents and evidence set out in Part 3 of Schedule 2 (Additional Vessel Conditions Precedent) and an assignment of any intra-group loan to such Guarantor from the Borrower. (in form and substance reasonably satisfactory to the Facility Agent) and (B) an Officer’s Certificate with respect to certain matters set forth in the Senior Secured Note Indenture and (C) an Opinion of Counsel with respect to perfection of the security interest in such additional or substitute Collateral.

2.3	Notwithstanding the foregoing, unless an Event of Default shall have occurred and be continuing, the Borrower or the relevant Guarantor may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any assigned rights, assigned property or assigned contract comprising the Collateral to the extent not otherwise prohibited by the terms of this Agreement, including the provisions described under paragraph 10.

3.	Vessel Covenants

The Borrower will, and will cause the Guarantors to, at all times (i) maintain the classification of each Vessel, (ii) maintain the flag and registry of each Vessel in an Approved Flag State (iii) keep each Vessel in good and safe condition and repair, consistent with prudent ownership and industry standards and (iv) procure that each Vessel be managed by a Manager.

Notwithstanding the foregoing, the Borrower or a Guarantor may transfer or change the flag of any of its Vessels to the flag of any other Approved Flag State and in connection therewith the Facility Agent shall instruct the Security Agent to release the existing Mortgage and related Security Documents (insofar as they secure any obligations under the Finance Documents) to which any Vessel is subject in connection with the transfer or change of the flag of such Vessel to another Approved Flag State if (i) the owner of the Vessel has executed (A) a new Mortgage (granting the Security Agent a security interest in such Vessel subject only to Permitted Liens) and (B) the related Security Documents with respect to such Vessel, dated the date such Vessel shall be released from the existing Mortgage and related Security Documents to which it is subject, which Mortgage and related Security Documents shall be in appropriate form for recording or registration in the appropriate governmental offices of the Approved Flag State under which it is being reflagged and the appropriate governmental offices in the jurisdiction of incorporation and/or domicile of the Borrower or the applicable Guarantor if required by applicable law in order to perfect the security interests therein created, as to which the Facility Agent and the Security Agent will be entitled to rely on an Opinion of Counsel to the Borrower with respect thereto; and (ii) the Guarantor has made all necessary arrangements for recording the Mortgage referred to in sub-paragraph (i) above in the appropriate registry office of the Approved Flag State under which the Vessel is being reflagged as soon as reasonably practicable and to make any other filing necessary to perfect the security therein. In addition to the Opinion of Counsel referenced in (i)(B) above, prior to the Security Agent providing any such release, it shall be entitled to receive and to rely exclusively on an Officer’s Certificate and an Opinion of Counsel each stating that such release is authorized or permitted by the terms of the Finance Documents and that all conditions precedent provided in the Finance Documents relating to the execution and delivery of such release have been complied with.

4.	Asset Sales Involving Certain Collateral

4.1	The Borrower will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale involving Vessels or the Equity Interests of the Guarantors unless:

(1)	the Borrower or any of its Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (for the avoidance of doubt, the Fair Market Value may be determined at the time a contract is entered into for an Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	the consideration received in the Asset Sale by the Borrower or such Subsidiary consists of cash, Cash Equivalents or Additional Vessels, and in each case, a first-priority Lien in a form appropriate to such consideration is placed over such consideration simultaneously with consummation of the Asset Sale, (and in the case of cash or Cash Equivalents, such Lien remains in place until such cash or Cash Equivalents are applied in accordance with paragraph 4.2 below).

(3)	such Asset Sale is made in compliance with the provisions described in paragraph 1 above.

For purposes of this provision, any securities, notes or other obligations received by the Borrower or any such Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 90 days of the Asset Sale, converted, sold or exchanged by the Borrower or such Subsidiary into cash or Cash Equivalents, will be deemed to be cash to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange.

4.2	Subject to Clause 6.3 (Disposal proceeds) and Clause 16.17 (Note Purchase Condition), in respect of any Asset Sale subject to this paragraph 4, within 365 days (subject to extension as provided in the immediately succeeding paragraph) after the receipt of any Net Proceeds from such Asset Sale, the Borrower or the applicable Subsidiary shall:

(1)	apply an amount equal to such Net Proceeds to:

(a)	repay or prepay obligations under this Agreement or any other Indebtedness to the extent that such obligations rank super-senior to the Senior Secured Notes and any additional notes under the Intercreditor Agreement; or

(b)	acquire one or more Additional Vessels and make such Additional Vessels subject to a first-priority Lien in accordance with the provisions described under paragraph 2 above (Addition and Substitution of Collateral) and paragraph 1 (Possession, Use and Release of Collateral);

(2)	enter into a binding commitment to apply all or part of the Net Proceeds pursuant to sub-paragraph (b) above or make a determination in good faith to potentially apply all or a portion of such Net Proceeds towards the exercise of a Vessel Purchase Option Contract, provided that such binding commitment or determination shall be treated as a permitted application of the Net Proceeds from the date thereof until the earlier of (x) the date on which such acquisition or expenditure is consummated, (y) the date such Vessel Purchase Option Contract terminates or expires and (z) the 365th day following the expiration of the aforementioned 365-day period; and/or

(3)	any combination of the foregoing

provided that during such 365-day period (or any extension thereof pursuant to sub-paragraph (2) above) and pending the final application of any Net Proceeds in accordance with this paragraph, such Net Proceeds shall be deposited in a Collateral Account (or otherwise subject to security appropriate to the Cash Equivalents that constitute the Net Proceeds) and charged with a first priority Lien in favour of the Finance Parties and shall constitute Collateral, subject to release in accordance with the provisions of the Intercreditor Agreement.

Notwithstanding the foregoing, the Borrower or any Guarantor may elect to repay or redeem Indebtedness or make an acquisition or otherwise apply cash in accordance with sub-paragraphs (1), (2) or (3) above prior to receiving the Net Proceeds attributable to any Asset Sale and deem the amount of any such repayment, investment, acquisition or cash payment as an application of Net Proceeds pursuant to and in accordance with such sub-paragraphs.

4.3	Any Net Proceeds from Asset Sales subject to this covenant that are not applied or invested as provided in paragraph 4.2 above will constitute “Excess Collateral Proceeds” and, subject to Clause 16.17 (Note Purchase Condition), when the aggregate amount of Excess Proceeds exceeds $25,000,000, the amount of such Excess Proceeds shall be applied in accordance with Section 4.13(e) through (j) of the Senior Secured Note Indenture.

5.	Total Loss Events

5.1	Subject to Clause 6.3 (Disposal proceeds) and Clause 16.17 (Note Purchase Condition), in respect of any Total Loss Event that occurs at any time with respect to a Vessel, (the Vessel suffering the loss being the “Lost Vessel”), within 365 days (subject to extension as provided in paragraph (2) below after the receipt of any Total Loss Event Proceeds, the Borrower or the applicable Subsidiary shall:

(1)	apply an amount equal to such Total Loss Event Proceeds to:

(a)	repay or prepay obligations under this Agreement or any other Indebtedness to the extent that such obligations rank super-senior to the Senior Secured Notes and any additional notes under the Intercreditor Agreement; or

(b)	acquire one or more Additional Vessels and make such Additional Vessels subject to a first-priority Lien in accordance with the provisions described under paragraph 2 above (Addition and Substitution of Collateral) and 1(Possession, Use and Release of Collateral);

(2)	enter into a binding commitment to apply all or part of the Total Loss Event Proceeds pursuant to sub-paragraph (b) above or make a determination in good faith to potentially apply all or a portion of such Net Proceeds towards the exercise of a Vessel Purchase Option Contract, provided that such binding commitment or determination shall be treated as a permitted application of the Total Loss Event Proceeds from the date thereof until the earlier of (x) the date on which such acquisition or expenditure is consummated, (y) the date such Vessel Purchase Option Contract terminates or expires and (z) the 365th day following the expiration of the aforementioned 365-day period; and/or

(3)	any combination of the foregoing

provided that during such 365-day period (or any extension thereof pursuant to sub-paragraph (2) above) and pending the final application of any Total Loss Event Proceeds in accordance with this paragraph, such Total Loss Event Proceeds shall be deposited in a Collateral Account charged with a first priority Lien in favour of the Finance Parties and constitute Collateral, subject to release in accordance with the provisions of the Intercreditor Agreement.

Notwithstanding the foregoing, the Borrower or any Guarantor may elect to repay or redeem Indebtedness or make an acquisition or otherwise apply cash in accordance with sub-paragraph (1), (2) or (3) above prior to receiving the Total Loss Event Proceeds attributable to any Total Loss Event and deem the amount of any such repayment, investment, acquisition or cash payment as an application of Total Loss Event Proceeds pursuant to and in accordance with such sub-paragraph s.

5.2	Any Total Loss Event Proceeds that are not applied or invested as provided in paragraph 5.1 will constitute “Excess Loss Proceeds,” and, subject to Clause 6.3 (Disposal Proceeds) and Clause 16.17 (Note Purchase Condition) when the aggregate amount of Excess Loss Proceeds exceeds $25,000,000, the amount of such Excess Loss Proceeds shall be applied to make a Total Loss Event Offer in accordance with section 4.21 of the Senior Secured Note Indenture.

6.	Incurrence of Indebtedness

6.1	The Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, or permit to subsist (collectively, “incur”) any Indebtedness.

6.2	Paragraph 6.1 will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	any Indebtedness outstanding on the Utilization Date arising under (a) the Senior Secured Notes Indenture and/or the Note Purchase Agreement or (b) this Agreement;

(2)	the Existing Indebtedness, provided that it is refinanced (and any security and guarantee is released) substantially concurrently with drawdown under this Agreement;

(3)	any Indebtedness between or among the Borrower and any of its Subsidiaries (including, without limitation, any intra-group loans to the Guarantors from the Borrower), provided that any Indebtedness having the Borrower or a Guarantor as debtor and a Subsidiary that is not a Guarantor or the Borrower as creditor shall, pursuant to and to the extent provided in the Intercreditor Agreement or any Additional Intercreditor Agreement, be subordinated to the Finance Documents and any Additional Intercreditor Agreement and the Guarantees (as applicable) and may only be serviced so long as no Event of Default has occurred and is continuing;

(4)	obligations under any derivative transactions related to the Borrower and its Subsidiaries’ hedging made on a non-speculative basis;

(5)	the incurrence of Indebtedness, or any recourse liability owing to any financial institution, by the Borrower or any of its Subsidiaries in respect of completion, bid, appeal, surety or performance bonds, advance payment guarantees and other guarantees or letters of credit issued in the ordinary course of business of the Borrower or relevant Subsidiary, provided that any incurrence of Indebtedness by a Guarantor pursuant to this sub-paragraph (5) shall only be in respect of the relevant Vessel of such Guarantor;

(6)	any Attributable Indebtedness and/or secured Indebtedness incurred by a Subsidiary (other than a Guarantor) in connection with such Subsidiary’s acquisition of, or investment in, a vessel (or entity owning such vessel or participation in a joint venture owning a vessel) from an entity not being the Borrower or a Subsidiary (such Indebtedness, a “New Vessel Financing”), provided that:

(i)	the ratio of the principal amount of the New Vessel Financing relative to the Fair Market Value of such acquisition or investment at the time of obtaining such New Vessel Financing does not exceed 70%;

(ii)	such Indebtedness may be guaranteed by the Borrower; and

(iii)	such Indebtedness may only be secured by a mortgage over the acquired vessel, a pledge or charge of the shares of the Subsidiary owning such vessel and other security over assets, rights, bank accounts and contracts of the Subsidiary owning such vessel comparable in nature to the Collateral (but, for the avoidance of doubt, no such Indebtedness may be secured on any Collateral).

(7)	any Indebtedness under any pension and Tax liabilities incurred in the ordinary course of business or the incurrence by the Borrower or any of its Subsidiaries of Indebtedness in respect of in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations or bankers’ acceptances;

(8)	senior unsecured Indebtedness of the Borrower or any of its Subsidiaries (other than a Guarantor) maturing after the final maturity of the Notes and not otherwise permitted by this covenant which in the aggregate shall not exceed $100.0 million for the Borrower and its Subsidiaries as a whole at any time;

(9)	senior unsecured Indebtedness of the Borrower or any of its Subsidiaries (other than a Guarantor) not otherwise permitted by this covenant which in aggregate shall not exceed $5.0 million for the Borrower and its Subsidiaries as a whole at any time;

(10)	Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) of the Borrower or any of its Subsidiaries that was permitted by the Senior Secured Notes Indenture to be incurred under (1) or (6) of this paragraph;

(11)	(a) the guarantee (whether or not secured) by the Borrower or any Subsidiary (other than a Guarantor) of Indebtedness of the Borrower or any Subsidiary that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is contractually subordinated to the notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed and (b) guarantees by the Borrower or any Guarantor in respect of Permitted Refinancing Indebtedness incurred under sub-paragraph (10) of this paragraph in respect of any Senior Secured Notes or this Agreement;

(12)	the incurrence by the Borrower or any of its Subsidiaries of Indebtedness arising from the honouring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 30 business days;

(13)	the incurrence by the Borrower or any of its Subsidiaries of Indebtedness consisting of guarantees, earn- outs, indemnities, contribution, obligations in respect of purchase price adjustments or, in each case, similar obligations, in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(14)	the incurrence by the Borrower or any of its Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof;

(15)	the incurrence by the Borrower or any of its Subsidiaries of Indebtedness in the form of customer deposits and advance payments received in the ordinary course of a Permitted Business from customers for services purchased in the ordinary course of a Permitted Business;

(16)	Indebtedness of the Borrower or any of its Subsidiaries arising from customary cash management services or in connection with any automated clearinghouse transfer of funds in the ordinary course of a Permitted Business; and

(17)	Indebtedness of a Person acquired by the Borrower or a Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Subsidiary or the Borrower, provided that such Indebtedness was incurred or issued, as applicable, prior to such transaction and not in connection with or in contemplation of such transaction; provided further that either (a) at the time of entry into definitive documentation with respect to such transaction, the ratio of the principal amount of the Total Debt of such Person to the Fair Market Value of such Person does not exceed 80% or (b) the ratio of the principal amount of the Total Debt relative to the Adjusted EBITDA of the Borrower or the Person formed by or surviving such transaction on a pro forma basis will be no greater than the ratio of the Borrower was prior to such transaction.

6.3	For purposes of determining compliance with this paragraph 6, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described above, the Borrower, in its sole discretion, may divide and/or classify such item of Indebtedness (or any portion thereof) on the date of its incurrence, or later redivide and/or reclassify, all or a portion of such item of Indebtedness in any manner that complies with this paragraph 6.

6.4	The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this paragraph 6.

6.5	The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)	the Fair Market Value of such assets at the date of determination; and

(B)	the amount of the Indebtedness of the other Person that is secured by such assets.

6.6	For purposes of determining compliance with this paragraph 6, (i) Indebtedness of a Person acquired by or merged into the Borrower or its Subsidiaries or that otherwise becomes a Subsidiary of the Borrower shall be deemed to have been incurred by the Borrower or its Subsidiaries, as the case may be, at the time an acquired Person becomes such a Subsidiary of the Borrower (or is merged into the Borrower or such a Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness that the Borrower and its Subsidiaries may incur pursuant to this paragraph 6 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any other obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this paragraph 6 shall not be double counted. In addition, in connection with the incurrence of any Indebtedness pursuant to paragraph 6.1, the Borrower may elect, pursuant to an Officer’s Certificate delivered to the Facility Agent, to treat all or any portion of the commitment under any Indebtedness which is to be incurred, as being incurred as of the calculation date and any subsequent incurrence of Indebtedness under such commitment that was so treated shall not be deemed, for purposes of this calculation, to be an incurrence of additional Indebtedness.

6.7	For purposes of determining compliance with any U.S. Dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a different currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred; provided, however, that (i) if such Indebtedness denominated in non-dollar currency is subject to a Currency Exchange Protection Agreement with respect to U.S. dollars, the amount of such Indebtedness expressed in U.S. dollars will be calculated so as to take account of the effects of such Currency Exchange Protection Agreement; and (ii) the dollar-equivalent of the principal amount of any such Indebtedness outstanding on the Utilization Date shall be calculated based on the relevant currency exchange rate in effect on the Utilization Date. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the dollar-equivalent of the Indebtedness refinanced determined on the date such Indebtedness was originally incurred, except that to the extent that:

(1)	such dollar-equivalent was determined based on a Currency Exchange Protection Agreement, in which case the Permitted Refinancing Indebtedness will be determined in accordance with the preceding sentence; and

(2)	the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the dollar-equivalent of such excess will be determined on the date such refinancing Indebtedness is being incurred.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

6.8 For the avoidance of doubt, no other Indebtedness may be secured on the Collateral on a pari passu basis.

7.	Restricted Payments

7.1	The Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, take any of the following actions or payments, in each case whether in cash or in kind (including, without limitation, the entry into any total return swaps or instruments with similar effect) (collectively referred to as “Restricted Payments”):

(i)	declare or make any dividend payment or other equity or capital distributions or payments to any of their respective shareholders;

(ii)	make any loans to, or make any payments on loans from, any of their respective shareholders;

(iii)	repurchase shares (including the Existing Preferred Shares) from any of their respective shareholders;

(iv)	make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Borrower or any Guarantor other than at the scheduled maturity of such Subordinated Indebtedness;

(v)	provide any Financial Support, other than Permitted Financial Support; or

(vi)	make any Restricted Transfers.

7.2	This covenant shall not prohibit the following actions or payments (“Permitted Payments”), provided that no Event of Default shall have occurred and be continuing or would occur as a consequence of such Permitted Payments:

(1)	any declaration or payment of dividends or distributions in respect of the Borrower’s Existing Preferred Shares outstanding on the Utilization Date, provided that the aggregate amount of any such dividends or distributions per year shall not exceed 8.75% of the stated liquidation preference of such Existing Preferred Shares;

(2)	beginning January 1, 2021, any declaration or payment of dividends or distributions or repurchases in respect of the Borrower’s Common Equity in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Borrower for the preceding financial year based on the audited annual accounts for such preceding financial year, provided that any unutilized portion may be carried forward to succeeding financial years;

(3)	any declaration or payment of dividends or distributions or repurchases in respect of the Borrower’s Common Equity or any other instrument accounted for as equity not to exceed the aggregate amount contributed to the Borrower’s equity after the Utilization Date, excluding any amounts used to make Permitted Transfers pursuant to sub-paragraph (2)(b) of the definition thereof;

(4)	any declaration or payment of dividends or distributions by a Subsidiary in respect of its Capital Stock to, or repurchases by a Subsidiary of its Capital Stock from, (i) the Borrower or another Subsidiary or (ii) to the extent such Subsidiary is not wholly owned, its shareholders on a pro rata basis;

(5)	the payment of any dividend or other distribution within 60 days after the date of declaration of such dividend or other distribution, if at the date of declaration, such payment would have complied with the provisions of the Senior Secured Note Indenture;

(6)	the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of the Borrower or any of its Subsidiaries with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or issuance and sale of, or in exchange for, Qualified Equity Interests;

(7)	the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Borrower or preferred stock of a Subsidiary, in each case, issued after the Utilization Date in accordance with the covenant described under paragraph 6;

(8)	(i) any issuance of Capital Stock by the Borrower to any Subsidiary or by any Subsidiary to the Borrower or another Subsidiary and (ii) inter-company loans or other Indebtedness owed by the Borrower or any Subsidiary to the Borrower or any Subsidiary, in each case, in compliance with the covenant described under paragraph 6 and any actions or payments thereon;

(9)	the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Borrower or any of its Subsidiaries held by any current or former officer, director, consultant or employee of the Borrower or any of its Subsidiaries (or heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million (determined as of the beginning of such calendar year) in any calendar year; provided, further, that such amount may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Qualified Equity Interests of the Borrower to directors, officers, employees or consultants of the Borrower or any of its Subsidiaries that occurs after the Utilization Date, plus

(b)	the cash proceeds of key-man life insurance policies received by the Borrower or any of its Subsidiaries after the Utilization Date;

provided that to the extent that any portion of the unused amounts permitted to be paid pursuant to this sub-paragraph is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(10)	the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(11)	payments made to purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of the Borrower or any of its Subsidiaries (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Borrower and its Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under clause 10 of the Senior Secured Notes Indenture “—Repurchase at the Option of Holders—Change of Control” or (ii) with the Excess Collateral Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Borrower and its Subsidiaries have satisfied their obligations with respect to such Excess Collateral Proceeds set forth under clause 10 of the Senior Secured Notes Indenture “—Repurchase at the Option of Holders—Asset Sales Involving Certain Collateral” to the extent that such Subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(12)	any payments (including of principal, interest or otherwise) on any loans or other debt arrangements provided to the Borrower or any Subsidiary by any of their Affiliates and incurred by the Borrower or any Subsidiary in compliance with the other provisions of the Senior Secured Notes Indenture for purposes of financing the acquisition of a Vessel; or

(13)	obligations with respect to Restricted Payments held by a Person at the time such Person becomes a Subsidiary of the Borrower or is merged with or consolidated into the Borrower or a Subsidiary of the Borrower, provided that at the time of entry into definitive documentation relating to the transaction, such Person had common or preferred equity publicly listed on an internationally recognized stock exchange, and, with respect to such publicly listed equity, had a market capitalization greater than $500.0 million; provided further that such obligations (i) do not relate to special dividends and (ii) existed prior to such transaction and were not created in connection with, or in contemplation of, such transaction.

The amount of all Restricted Payments (other than cash and Cash Equivalents) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Borrower or such Subsidiary, as the case may be, pursuant to the Restricted Payment.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this covenant or a Permitted Financial Support meets the criteria of more than one of the categories of Permitted Payment described in sub-paragraph s (1) through (13) above or one or more sub-paragraph s of the definition of “Permitted Financial Support,” the Borrower shall be permitted to classify such Restricted Payment or Permitted Financial Support (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Financial Support, in any manner that complies with this covenant, and such Restricted Payment or Permitted Financial Support shall be treated as having been made pursuant to only one of such sub-paragraphs of this covenant or of the definition of “Permitted Financial Support.”

8.	Liens

The Borrower will not, and will not permit any Subsidiary to, directly or indirectly, create, permit to subsist or allow to exist any Lien on any asset or revenue of the Borrower or any Subsidiary, whether owned on the date of this Agreement or thereafter acquired, except Permitted Liens.

9.	Dividend and Other Payment Restrictions Affecting Subsidiaries

9.1	The Borrower and the Guarantors will not, directly or indirectly, create or permit to exist any contractual restriction on any Guarantor’s ability to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Borrower, or pay any Indebtedness owed to the Borrower;

(2)	make loans or advances to the Borrower; or

(3)	transfer any of its properties or assets to the Borrower.

9.2	However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements, including, without limitation, those governing Existing Indebtedness (including under the Finance Documents), as in effect on the Utilization Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Utilization Date;

(2)	the Senior Secured Note Indenture, the Senior Secured Notes, the Senior Secured Note Guarantees and any Additional Intercreditor Agreement;

(3)	applicable law, rule, regulation or order or governmental license, permit or concession;

(4)	any instrument governing Indebtedness or Equity Interests of a Person acquired by the Borrower or any of its Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Agreement to be incurred;

(5)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(6)	Liens and agreements related thereto that were permitted to be incurred under the provisions of paragraph 8 that limit the right of the debtor to dispose of the assets subject to such Liens;

(7)	provisions contained in agreements governing Indebtedness of the Borrower or Subsidiary incurred subsequent to the Utilization Date pursuant to the provisions of paragraph 6 “— Incurrence of Indebtedness” (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favourable to the Finance Parties than the encumbrances and restrictions contained in the Senior Secured Notes Indenture or that may be contained in the Intercreditor Agreement or in any agreement governing Indebtedness in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Borrower) and the Borrower determines in good faith that such encumbrance or restriction will not materially adversely affect the ability of the Borrower and its Subsidiaries, taken as a whole, to make principal or interest payments on the Senior Secured Notes or under this Agreement;

(8)	customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of a Permitted Business;

(9)	any agreement for the sale or other disposition of a Subsidiary or an asset that restricts distributions by that Subsidiary or transfers of such asset pending the sale or other disposition;

(10)	provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Borrower has an investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of a Permitted Business; and

(12)	customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Borrower or any Subsidiary;

10.	Arm’s Length Transactions

10.1	The Borrower will not, and will not permit any of its Subsidiaries to, enter into any material transaction with any Person, except on arm’s length terms; provided, however, that this covenant shall not apply to any intercompany transactions between (a) the Borrower and any of its Subsidiaries or (b) any Subsidiaries of the Borrower. For purposes of this paragraph 10, a “material transaction” means any transaction, or series of related transactions, involving aggregate payments or consideration in excess of $2,000,000.

10.2	Guarantor Ownership

The Borrower shall ensure that each Guarantor and each other Subsidiary that owns a Vessel remains a direct Wholly Owned Subsidiary of the Borrower, provided that the Borrower may sell or dispose of all of the Equity Interests of a Guarantor or such Subsidiary in one or more transactions that comply with paragraph 11 (“Merger, Consolidation or Sale of Assets”).

10.3	Charters

Each Guarantor shall (i) perform and observe in all material respects all of the covenants and agreements applicable to it contained in any Charter, (ii) take all reasonable actions to prevent the termination of any such Charter other than through the passage of time or through amendments negotiated on arm’s length terms and (iii) take any reasonable action as may be reasonably necessary to promptly enforce its rights and to collect any and all sums due to it under such Charter, unless where failure to do so will not materially impact the ability of the Borrower and the Guarantors (taken as a whole) to fulfil their obligations under the Finance Documents.

The Borrower and the Guarantors shall not (i) consent or agree to any waiver or amendment of any Charter that would have a material adverse effect on their ability to fulfil their obligations under the Finance Documents or (ii) agree to or permit the assignment of any rights or the delegation of any obligations under the Charter (unless such assignment or delegation is permitted under the terms of the Charter). For the avoidance of doubt, the foregoing restrictions on amendments shall not apply to any extension, “amend and extend” or modification or series of modifications of any of the Charters on arm’s-length terms available at the date of such amendment, extension and/or modification, assessed on a risk-adjusted basis.

10.4	Insurance

Each Guarantor shall maintain with reputable insurance companies, funds or underwriters adequate insurance or captive arrangements with respect to its properties and business against such liabilities, casualties and contingencies and of such types and in such amounts as are consistent with prudent business practice in its relevant jurisdiction and industry.

The Vessels shall be adequately insured against such risks and in such amounts as per industry standards and otherwise reasonably required by and placed or entered with such reputable insurers, brokers or protection and indemnity (P&I) clubs on an agreed value basis, including without limitation (i) war risk (if relevant in respect of the Vessel’s voyage), (ii) hull and machinery (and, if relevant, hull interest and/or freight interest), (iii) third party liability insurance in accordance with industry standards and (iv) any applicable additional insurance required under any law or the relevant charter contract, but for the avoidance of doubt not including loss of hire.

11.	Merger, Consolidation or Sale of Assets

(a)	The Borrower may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Borrower is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Borrower and its Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless (subject, in the case of (1) of this part (a), to Clause 14.24(e) (Insolvency):

(1)	either: (a) the Borrower is the surviving Person and the laws of all relevant jurisdictions recognise that the Borrower as surviving Person automatically and without any action on the part of any Person is bound by all the obligations of the Finance Documents and any Additional Intercreditor Agreement; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Borrower) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws of an Eligible Jurisdiction, and (y) expressly assumes all the obligations of the Borrower under the Finance Documents and any Additional Intercreditor Agreement;

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(3)	either (a) the ratio of the principal amount of the Total Debt to the Adjusted EBITDA of the Borrower or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Borrower), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction, after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, no greater than such ratio was prior to such transaction or (ii) solely in the case of a transaction that is a consolidation, amalgamation or merger, at the time of entry into definitive documentation with respect to such transaction (A) the ratio of the principal amount of the Total Debt of such Person to the Fair Market Value of such Person does not exceed 80% or (B) such Person (i) has common or preferred equity publicly listed on an internationally recognised stock exchange and (ii) with respect to such publicly listed equity, has a market capitalisation greater than US$500,000,000.

In addition, the Borrower may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of a Permitted Business.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Borrower, will be deemed to be the transfer of all or substantially all of the properties and assets of the Borrower.

(b)	Subject to Clause 14.24(e) (Insolvency) the Borrower will not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into or acquire another Person (whether or not the Borrower or such Guarantor is the surviving Person) unless:

(1)	subject to the guarantee release provisions described under paragraph 12 below, such Guarantor is the surviving Person and the laws of all relevant jurisdictions recognise that the Guarantor as surviving Person automatically and without any action on the part of any Person is bound by all the obligations of the Finance Documents and any Additional Intercreditor Agreement or the Person formed by or surviving any such consolidation, amalgamation, merger or acquisition (if other than the Borrower or an Obligor) and expressly assumes all the obligations of such Guarantor under the Finance Documents and any Additional Intercreditor Agreement; and

(2)	immediately after such transaction, no Default or Event of Default exists.

(c)	Subject to Clause 14.24(e) (Insolvency), this paragraph 11 will not apply to any such consolidation, amalgamation or merger of, or any such sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Borrower or a Guarantor or a Wholly Owned Subsidiary of such Person with or to an Affiliate solely for the purpose, and with the effect, of reorganizing the Borrower or a Guarantor or a Wholly Owned Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this paragraph 11 will prohibit any Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to another Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

(d)	Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Borrower or another Obligor in accordance with this paragraph 11, the successor Person formed by such consolidation or into or with which the Borrower or such other Obligor, as applicable, is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall, subject to Clause 26 (Changes to the Obligors) of this Agreement, succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Agreement referring to the Borrower or such other Obligor, as applicable, shall refer instead to the successor Person, as applicable, and not to the Borrower or such other Obligor, as applicable, and such predecessor Person will automatically be released and discharged from its obligations under the Finance Documents), and may exercise every right and power of the Borrower or such other Obligor, as applicable, under the Finance Documents with the same effect as if such successor Person, as applicable, had been named as the Borrower or an Obligor, as applicable, herein; provided that the predecessor Borrower shall not be relieved from the obligation to pay the principal of and interest on borrowings incurred under this Agreement or its obligations under Clause 22 (Indemnities and Break Costs), except in the case of a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Borrower’s assets that meets the requirements of this paragraph 11.

12.	Release of Guarantees

12.1	The guarantee of a Guarantor will automatically and unconditionally (without any further action on the part of any Person) be released:

(1)	in connection with any sale or other transfer of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Borrower or a Subsidiary of the Borrower, if the sale or other disposition does not violate any applicable provisions of the Finance Documents;

(2)	in connection with any sale or other transfer of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Borrower or a Subsidiary of the Borrower, if (x) such Guarantor would no longer constitute a “Subsidiary” under this Agreement and (y) the sale or other disposition does not violate any applicable provisions of the Finance Documents;

(3)	substantially concurrently with the substitution of Vessels of another Subsidiary for all of the Vessels of that Guarantor in accordance with paragraph 2;

(4)	in the case of a Subsidiary that has voluntarily acceded to the Finance Documents as a Guarantor, upon notice to the Facility Agent by the Borrower of the designation of such Guarantor as non-Guarantor Subsidiary if all transactions entered into by such Subsidiary while a Guarantor would be permitted under this Agreement at the time its obligations under the Finance Documents are released (and for such purpose all such transactions shall be deemed to have been entered into at the time of such release);

(5)	upon satisfaction and discharge or the Indebtedness under the Finance Documents; and

(6)	in accordance with an enforcement action pursuant to the provisions of the Intercreditor Agreement and any Additional Intercreditor Agreement.

12.2	Upon receipt by the Security Agent and the Facility Agent of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in the Finance Documents relating to the release of the guarantee have been complied with, the Facility Agent and the Security Agent shall take all actions, reasonably requested by such Guarantor including the granting of releases or waivers under the Intercreditor Agreement or any Additional Intercreditor Agreement, that may be necessary to effectuate any release of a guarantee in accordance with these provisions, subject to customary protections and indemnifications. Each of the releases set forth above shall be effected by trustee and the Security Agent without the consent of the Finance Parties or any other action or consent on the part of the Facility Agent or the Security Agent. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to releasing any guarantees or the Transaction Security to the extent in favour of any Secured Party other than the Finance Parties (and any such release, waiver or action with respect to any such other Secured Party shall be governed by the Debt Documents applicable to such secured parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

13.	Additional Intercreditor Agreements

At the request of the Borrower, in connection with the incurrence by the Borrower or its Subsidiaries of any Permitted Refinancing Indebtedness in compliance with the Finance Documents, the Borrower, the relevant Subsidiaries, the Facility Agent and the Security Agent shall enter into with the holders of such Indebtedness (or their duly authorized representatives) an intercreditor agreement (an “Additional

Intercreditor Agreement”) or a restatement, amendment or other modification of the existing Intercreditor Agreement on substantially the same terms as the Intercreditor Agreement (or terms not materially less favorable to the Finance Parties), including containing substantially the same terms with respect to release of guarantees and priority and release of the Security Interests under the Security Documents; provided that such Additional Intercreditor Agreement will not impose any personal obligations on the Facility Agent or Security Agent or, in the opinion of the Facility Agent or Security Agent, as applicable, adversely affect the rights, duties, liabilities or immunities of the Facility Agent or Security Agent under the Intercreditor Agreement.

To the extent required under any Intercreditor Agreement or Additional Intercreditor Agreement, the Facility Agent (and Security Agent, if applicable) shall consent on behalf of the Finance Parties to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Finance Documents thereby; provided, however, that such transaction would comply with paragraph 7. In connection with providing any such consent, the Facility Agent and the Security Agent shall be entitled to receive and may conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in the Intercreditor Agreement, Additional Intercreditor Agreement (if applicable) and the Finance Documents relating to such consent have been complied with.

14.	Certain Definitions

Set forth below are certain defined terms used in this Error! Reference source not found. (Error! Reference source not found.). For the purposes of this Schedule 13 only, if there is any conflict between the defined terms used in this Schedule 13 and elsewhere in this Agreement, the defined terms set forth below will prevail.

“Additional Intercreditor Agreement” means any intercreditor agreement entered into by, amongst others, the Borrower and the Facility Agent in respect of certain Indebtedness permitted to be incurred under this Agreement (as more particularly described in paragraph 13 above and the Senior Secured Note Indenture).

“Adjusted EBITDA” means, with respect to any specified Person or Vessel, the net income (loss) before interest income and expense including amortization of deferred financing costs, realized and unrealized gain (loss) on interest rate derivatives, earnings allocated to preferred shares, income taxes, depreciation, amortization and impairment charges of such Person on a consolidated basis or attributable to such Vessel (as applicable) for the most recently ended four-quarter period for which internal financial statements are available immediately preceding the calculation date or as otherwise specified.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets; and

(2)	the issuance by any of the Borrower’s Subsidiaries of any Equity Interest of such Subsidiary or the sale by the Borrower or any Subsidiary of Equity Interests in any Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	a sale, lease, conveyance, transfer or other disposition of assets between or among the Borrower and/ or its Subsidiaries; provided that if such sale, lease, conveyance, transfer or other disposition involves Collateral, such exemption shall only be available if such transaction is between or among the Borrower and/or one or more Guarantors;

(2)	an issuance, sale, transfer or other disposition of Equity Interests by a Subsidiary of the Borrower to the Borrower or to another Subsidiary of the Borrower;

(3)	the chartering on arm’s length terms, lease, assignment or sublease of any real or personal property including, but not limited, to a Vessel, in the ordinary course of a Permitted Business;

(4)	any sale or disposition deemed to occur in connection with creating, granting or perfecting a Lien not otherwise prohibited by this Agreement;

(5)	sale of assets received upon the foreclosure of a Lien;

(6)	the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of a Permitted Business, including the termination of a Charter in accordance with its terms;

(7)	foreclosures, condemnations or any similar actions on assets;

(8)	the disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(9)	the issuance of preferred stock or Disqualified Stock issued in compliance with the covenant described under paragraph 6 (“Incurrence of Indebtedness”);

(10)	a Total Loss Event;

(11)	the sale, conveyance or other disposition of all or substantially all of the assets of the Borrower and its Subsidiaries taken as a whole (which, for the avoidance of doubt, will be governed by the provisions of clause 10 of the Senior Secured Notes Indenture “Repurchase at Option of Holders”, and/or the provisions of paragraph 11 (“Merger, Consolidation or Sale of Assets”) and not by the provisions of the Asset Sale covenant (paragraph 4);

(12)	The sale of disposal of cash or Cash Equivalents;

(13)	the unwinding of any Hedging Obligations; and

(14)	a Permitted Transfer.

“Attributable Indebtedness” means the amount of Indebtedness in respect of the leasing to the Borrower or a Subsidiary of the Borrower of any property that results in a Capital Lease Obligation as determined in accordance with the definition of “Capital Lease Obligation.”

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The term “beneficial ownership” has a correlative meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf of such board; and

(2)	with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf thereof.

“Capital Lease Obligation” means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with Accounting Principles.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars, pounds sterling or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2)	securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3)	demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development (a) whose long-term debt obligations are rated at least “A-3” or the equivalent thereof by S&P or at least “P-3” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Rating Agency) or (b) having capital and surplus and undivided profits in excess of $250,000,000;

(4)	repurchase obligations with a term of not more than 60 days for underlying securities of the types described in paragraph (2) above entered into with any financial institution meeting the qualifications specified in paragraph (3) above;

(5)	commercial paper and variable or fixed rate notes rated P-1 or higher by Moody’s Investors Service, Inc. or A-1 or higher by Standard & Poor’s Rating Services and, in each case, maturing within one year after the date of acquisition;

(6)	money market funds that invest primarily in Cash Equivalents of the kinds described in paragraphs (1) through (5) of this definition; and

(7)	instruments equivalent to those referred to in paragraphs (1) through (6) above denominated in any other foreign currency and comparable in credit quality and tenor to those referred to above and customarily to the extent reasonably required in connection with (a) any business conducted by the Borrower or any of its Subsidiaries in such jurisdiction or (b) any Investment in the jurisdiction in which such Investment is made.

“Change of Control” means the occurrence of any of the following events:

(1)	at any time, the Borrower becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership of a majority of the total voting power of the Voting Stock of the Borrower or any direct or indirect Borrower company of the Borrower; provided that (x) so long as the Borrower is a Subsidiary of a Borrower company, no Person shall be deemed to be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of the Borrower unless such Person shall be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of such Borrower company and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in calculating the Voting Stock of which any such Person first referred to above in this paragraph (1) is the beneficial owner;

(2)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Borrower and the Subsidiaries, taken as a whole, to any Person other than a Wholly Owned Subsidiary or one or more Permitted Holders in connection with which any Person other than one or more Permitted Holders, is or becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of a majority of the total voting power of the Voting Stock of the transferee Person in such sale or transfer of assets, as the case may be, provided that (x) so long as such transferee Person is a Subsidiary of a Permitted Borrower, no Person shall be deemed to be or become a beneficial owner of a majority of the total voting power of the Voting Stock of such transferee Person unless such Person shall be or become a beneficial owner of a majority of the total voting power of the Voting Stock of such Permitted Borrower and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in the calculation of any Voting Stock of which any such Person first referred to above in this paragraph (2) is the beneficial owner;

(3)	the Borrower shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Borrower; or

(4)	a de-listing of the Borrower’s stock from the New York Stock Exchange or another internationally recognised stock exchange (if applicable) that does not occur in connection with a listing of the Borrower’s shares on another internationally recognised stock exchange, provided that if CMA CGM or its Affiliates or other parties acting in concert with CMA CGM or its Affiliates acquires 100% of the shares of the Borrower and, following such acquisition, the shares of the Borrower are de-listed as described in this sub-paragraph (4), such de-listing shall not constitute a Change of Control, so long as the Senior Secured Notes are listed on a reputable stock exchange and remain so listed until they mature or are no longer outstanding.

“Charter” means each time charter, bareboat charter or voyage charter entered into with respect to a Vessel.

“CMA CGM” means CMA CGM S.A. and its Subsidiaries.

“CMA Ships” means CMA Ships Management, a Subsidiary of CMA CGM.

“Collateral” means, collectively, all of the property and assets (including, without limitation, Trust Monies) that are from time to time subject to the Security Documents.

“Collateral Account” has the meaning given to that term in the Intercreditor Agreement.

“Currency Exchange Protection Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar or agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates as to which such Person is a party.

“Debt Documents” shall have the meaning assigned to such term in the Intercreditor Agreement.

“Disqualified Stock” means the Existing Preferred Shares and any other Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the maturity date of the Senior Secured Notes. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale or the destruction (including a total loss) of an asset prior to the maturity date of the Senior Secured Notes will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Agreement will be the maximum amount that the Borrower and its Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Eligible Jurisdiction” means any of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, Cyprus (excluding the ‘Turkish Republic of Northern Cyprus’), Norway, Greece, Hong Kong, the United Kingdom, Malta, Gibraltar, the Isle of Man, Ireland, Belgium, the Channel Islands, France, Germany, the Netherlands, Denmark, Sweden and Singapore and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Borrower.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excess Loss Proceeds” means Total Loss Event Proceeds that are not applied or invested as provided in the first paragraph 5 (“Total Loss Events”), provided that in the case of a Material Total Loss Event, and no more than one such Material Total Loss Event, such Excess Loss Proceeds may be reduced, at the Borrower’s option, by an amount not exceeding 50% of the charter-adjusted Fair Market Value less the charter-free Fair Market Value (to the extent positive) of the applicable Lost Mortgaged Vessel.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercised Vessel Purchase Option Contract” means any Vessel Purchase Option Contract which has been exercised by the Borrower or a Subsidiary, obligating the Borrower or such Subsidiary to purchase such Vessel and any Related Assets, subject only to customary conditions precedent.

“Existing Charters” means each of the time charters existing on the date of this Agreement with respect to the Existing Vessels, as each such time charter is amended through the date of this Agreement and as each such time charter may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with paragraph 1.1.

“Existing Indebtedness” means all outstanding Indebtedness of the Borrower and its Subsidiaries under the Existing Facilities and the Existing 2019 Notes.

“Existing Mandatorily Redeemable Preference Shares” means the Mandatorily Redeemable Preference Shares, Series A of the Borrower with the powers, designations preferences and rights and qualifications, limitations and restrictions as set forth in a Certificate of Designation filed with the Registrar of Corporations of the Republic of the Marshall Islands on August 14, 2008, as amended by the Agreement dated as of August 20, 2009, by and between the Borrower and CMA CGM, and as the same may be further amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with the provisions of this Agreement.

“Existing Preferred Shares” means the Borrower’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares as may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with the provisions of the Indenture, provided that no such amendment, modification, supplement, replacement, extension or renewal may be materially disadvantageous to the interests of the Finance Parties.

“Existing Vessels” means the following Vessels owned by a Guarantor on the date of this Agreement: CMA CGM Matisse, CMA CGM Utrillo, Delmas Keta, Julie Delmas, Kumasi, Marie Delmas, CMA CGM La Tour, CMA CGM Manet, CMA CGM Alcazar, CMA CGM Château d’If, CMA CGM Thalassa, CMA CGM Jamaica, CMA CGM Sambhar, CMA CGM America, CMA CGM Berlioz, OOCL Qingdao, OOCL Ningbo and OOCL Tianjin (tbrn “GSL Tianjin”).

“Fair Market Value” means, with respect to any asset or property, the value that would be paid in cash by a willing buyer to an unaffiliated willing seller on the basis of a sale for prompt delivery in an arm’s length transaction not involving distress or necessity of either party, as determined in good faith by the Borrower provided that in respect of a Vessel, such Fair Market Value shall be determined, in US dollars, as the arithmetic mean of independent valuations of such Vessel on an “as is where is” basis, including any charters or other contracts for employment, obtained by the Borrower from two Approved Valuers.

“Financial Support” means the provision of any loans or guarantees or similar financial support (including third-party security), or the voluntary assumption of any financial liability (whether actual or contingent) by the Borrower or any of its Subsidiaries to, or for the benefit of, any Person (other than the Borrower or any of its Subsidiaries).

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates, or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

“Indebtedness” of any Person at any date means, without duplication, any indebtedness for or in respect of:

(1)	moneys borrowed and debt balances at banks or other financial institutions or other lenders;

(2)	any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

(3)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument, including the Senior Secured Notes;

(4)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease (meaning that the lease is capitalized as an asset and booked as a corresponding liability in the balance sheet);

(5)	receivables sold or discounted (other than any receivables to the extent they are sold on a non- recourse basis, provided that the requirements for de-recognition under the Accounting Principles as in effect on the date of this Agreement are met);

(6)	any derivative transaction entered into and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount shall be taken into account);

(7)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of a person which is not the Borrower or any of its Subsidiaries which liability would fall within one of the other paragraphs of this definition;

(8)	Disqualified Stock;

(9)	all obligations of such Person representing the balance of the deferred and unpaid purchase price of any property due more than six months after such property is acquired and which is treated as indebtedness under the Accounting Principles, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of a Permitted Business;

(10)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing or otherwise being classified as a borrowing under the Accounting Principles as in effect on the Utilization Date;

(11)	Attributable Indebtedness;

(12)	liquidation preference of preferred stock issued by a Subsidiary to any Person other than the Borrower or another Subsidiary;

(13)	all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; and

(14)	without double counting, the amount of any liability in respect of any guarantee for any of the items referred to in sub-paragraph s (1) to (13) above.

Notwithstanding the foregoing, and for the avoidance of doubt, Indebtedness shall be deemed not to include any operating leases as such an instrument would be determined in accordance with the Accounting Principles.

Notwithstanding paragraph (9) above, the obligation of the Borrower or any Subsidiary to pay the purchase price for an Exercised Vessel Purchase Option Contract entered into and exercised in the ordinary course of a Permitted Business and consistent with past practices of the Borrower and its Subsidiaries shall not constitute “Indebtedness” under paragraph (9) above even though the purchase price therefor may be due more than six months after exercise thereof.

“Lien” means any encumbrance, mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having similar effect, provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

“Material Total Loss Event” means a Total Loss Event involving (a) any of CMA CGM Thalassa, CMA CGM Berlioz, CMG CGM Alcazar, CMA CGM Chateau d’If, CMA CGM America, CMA CGM Jamaica, CMA CGM Sambhar or (b) any Vessel substituted for any of the foregoing as part of the Collateral which has an equivalent or greater Fair Market Value.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Proceeds” means the aggregate cash and Cash Equivalents proceeds received by the Borrower or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording Tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local Taxes paid or payable as a result of the Asset Sale, (c) amounts required to be paid to any Person (other than the Borrower or any of its Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale and (e) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with the Accounting Principles and any reserve in accordance with the Accounting Principles against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.

“Officer” means, with respect to any Person, any of the following: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, the Chief Technical Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.

“Officer’s Certificate” means a certificate signed on behalf of the Borrower by any one Officer of the Borrower, who must be the principal executive officer, the principal financial officer, the treasurer, the controller, the general counsel or the principal accounting officer of the Borrower.

“Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of this Agreement. The counsel may be an employee of, or counsel to, the Borrower or a Guarantor. Opinions of Counsel required to be delivered under this Agreement may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Borrower or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact.

“Permitted Business” means any business engaged in by the Borrower, any Subsidiary of the Borrower, or any direct or indirect Borrower of the Borrower on the Utilization Date and any business or other activities that are reasonably related, ancillary, supplemental or complementary thereto, or a reasonable extension, development or expansion of, the businesses in which the Borrower and the Subsidiaries are engaged on the Utilization Date.

“Permitted Debt” is defined in paragraph 6.2

“Permitted Financial Support” means any Financial Support:

(1)	provided in relation to the Senior Secured Notes and this Agreement;

(2)	provided in relation to the Existing Indebtedness and existing on the Utilization Date, provided that the Existing Indebtedness and such Financial Support shall be discharged substantially concurrently with the issue of the Senior Secured Notes;

(3)	provided by (a) the Borrower or any of its Subsidiaries that are not Guarantors in relation to any Indebtedness permitted to be incurred under sub-paragraph s (3), (4), (5), (6), (8), (9), (10) and (17) of paragraph 6 (“Incurrence of Indebtedness”) and (b) Guarantors in relation to any Indebtedness permitted to be incurred under sub-paragraph (10) of paragraph 6 “Incurrence of Indebtedness”;

(4)	provided by the Borrower or any of its Subsidiaries in the ordinary course of business, including, but not limited to, deposits, performance bonds, security, company guarantees or performance guarantees given to shipyards or pursuant to bareboat charters, time charters, voyage charters or contracts of affreightment, or in connection with lease-in contracts and related arrangements; provided that with respect to Guarantors, any liability pursuant to this sub-paragraph (4) shall only be in respect of the relevant Vessel of such Guarantor;

(5)	any other Financial Support not to exceed in the aggregate $5.0 million (or its equivalent in other currencies) at any time; or

(6)	in the form of loans between or among any of the Borrower and its Subsidiaries and the payments in respect of such loans.

“Permitted Holders” means each of: (a) CMA CGM or any Subsidiary of CMA CGM for so long as it remains a Subsidiary of CMA CGM and (b) (i) Michael S. Gross; (ii) each of his spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in paragraphs (i) and (ii) above.

“Permitted Liens” means:

(1)	any Liens created under the Senior Secured Notes Indenture;

(2)	any Liens created under the Existing Indebtedness, provided the Existing Indebtedness will be refinanced using the proceeds of the offering of the Notes and the proceeds of drawdown of this Agreement, and such Liens will be released concurrently therewith;

(3)	any Liens created under this Agreement, securing an aggregate principal amount of $54.8 million, together with interest, fees and any other amounts (other than principal) which may be outstanding from time to time in accordance with the terms of this Agreement, provided that such Liens may have super senior priority status in respect of the Collateral;

(4)	any Liens granted by any Borrower or Subsidiary of the Borrower (other than any Guarantors) over its assets or revenues to secure Indebtedness incurred under sub-paragraph s (3), (4), (5) or (6) of paragraph 6.2(Permitted Debt), except any Liens on assets that constitute Collateral or (in respect of the Borrower and GSLS) any bank accounts;

(5)	any Liens granted by the Borrower over (i) shares of any vessel-owning Subsidiary (other than any Guarantor) and (ii) claims the Borrower has against any Subsidiary (other than any Guarantor), in each case to secure Indebtedness incurred under sub-paragraphs (3), (4), (5) or (6) of paragraph 6.2(Permitted Debt);

(6)	any Liens arising by operation of law or in the ordinary course of operations of any Vessel;

(7)	any other Liens (other than over any Collateral) securing obligations, which obligations do not exceed $5.0 million (or its equivalent in other currencies);

(8)	Liens in favour of the Borrower or any of its Subsidiaries (other than Liens on any assets or property constituting Collateral);

(9)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Borrower or any Subsidiary of the Borrower provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Borrower or the Subsidiary and provided, further, that no such Liens shall extend to any assets or property constituting Collateral;

(10)	(x) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of a Permitted Business, (y) other Liens arising by operation of law covered by insurance (including any deductibles thereon) and (z) Liens incurred or deposits in connection with workers’ compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of a Permitted Business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the Borrower and its Subsidiaries, including rights of offset and set off (in each case exclusive of obligations for the payment of borrowed money) provided that such liens are not outstanding for more than 30 days, unless the existence of such liens is being contested in good faith by appropriate proceedings (and for the payment of which adequate reserves have been made), and for so long as such proceedings do not, in the reasonable opinion of the Facility Agent, involve a material likelihood of the sale, forfeiture or loss of the relevant vessel;

(11)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Borrower or any of its Subsidiaries not securing the Indebtedness so refinanced (other than (x) any improvements or accessions to such property or assets or any items which constitute Related Assets with respect to such underlying property or assets securing the Indebtedness so refinanced or (y) any Lien on additional property or assets which Lien would have been permitted to be granted by the covenant under paragraph 8 in respect of the Indebtedness being refunded, refinanced, replaced, defeased or discharged by such Permitted Refinancing Indebtedness at the time such prior Indebtedness was initially incurred by the Borrower or such Subsidiary);

(12)	Liens arising by reason of any judgment, decree or order of any court or other competent authority not giving rise to an Event of Default or Liens granted or incurred by the Borrower or any Subsidiary in connection with the release from arrest, detention, attachment or levy of any of its assets by any court or competent authority (including any governmental or regulatory agency);

(13)	Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of a Permitted Business on deposit accounts and Liens and rights of set-off in favour of a bank created pursuant to the second and third paragraphs of the acknowledgements to the notices of pledge under each of the first priority deeds of pledge over each Guarantor’s earnings accounts, in each case maintained with such bank and cash and Cash Equivalents in such accounts;

(14)	Liens on any portion of the proceeds from an issuance of additional notes (together with other funds available to the Borrower, if applicable) deposited with the Security Agent, for the benefit of the trustee and the holders of the Senior Secured Notes, to secure such additional notes;

(15)	leases, licenses, subleases and sublicenses of assets in the ordinary course of business;

(16)	Liens on cash or Cash Equivalents arising in connection with defeasance, discharge or redemption of Indebtedness;

(17)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Borrower or any Subsidiary of the Borrower; provided that such Liens were not incurred in connection with such acquisition; provided, further; that no such Liens shall extend to any assets or property constituting Collateral;

(18)	Liens arising from Uniform Commercial Code financing statements, filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Borrower and its Subsidiaries in the ordinary course of a Permitted Business;

(19)

Liens incurred in the ordinary course of a Permitted Business of the Borrower or any Subsidiary not securing Indebtedness and arising by operation of law or contract from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, masters’, officers’ or crews’ wages and maritime Liens and any other Liens (other than Liens in respect of Indebtedness) incurred in the ordinary course of operations of a Vessel; provided that in the case of a Charter of a Mortgaged Vessel, such Lien is subject to the Lien of the Security Documents provided that such liens are not outstanding for more than 30 days, unless the existence of such liens is being contested in good faith by appropriate proceedings (and for the payment of which adequate reserves have been made), and for so long as such proceedings do not, in the reasonable opinion of the Facility Agent, involve a material likelihood of the sale, forfeiture or loss of the relevant vessel;

(20)	Liens for general average and salvage;

(21)	Liens for Taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provisions as is required in conformity with the Accounting Principles has been made therefor;

(22)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(23)	Liens incurred in connection with a cash management program established in the ordinary course of business;

(24)	Liens (except over Collateral) securing any Indebtedness which became Indebtedness pursuant to a transaction permitted under paragraph 11 (“—Certain Covenants—Merger, Consolidation or Sale of Assets”) and which Indebtedness is permitted under sub-paragraph (17) of Permitted Debt; and

(25)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (23); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets.

For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Borrower in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this definition (including in part in one category and in part in another category).

“Permitted Parent” means any direct or indirect parent of the Borrower formed not in connection with, or in contemplation of, a transaction that, assuming such parent was not formed, after giving effect thereto would constitute a Change of Control.

“Permitted Payment” is defined in paragraph 7.2.

“Permitted Refinancing Indebtedness” means any Indebtedness or Disqualified Stock of the Borrower or any Indebtedness, Disqualified Stock or preferred stock of any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness or Disqualified Stock of the Borrower or any Indebtedness, Disqualified Stock or preferred stock of any of its Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or repay the Indebtedness under the Finance Documents in full:

(1)	the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity or final redemption date either (i) no earlier than the final maturity or final redemption date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the last day of the Term Loan Period;

(3)	the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if (i) the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Indebtedness under the Finance Documents, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Indebtedness under the Finance Documents on terms at least as favorable to the Finance Parties as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and (ii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is unsecured or secured by the Collateral on a basis entirely junior to that of the Senior Secured Notes, such Permitted Refinancing Indebtedness is unsecured or secured by the Collateral on a basis entirely junior to that of the Senior Secured Notes; and.

(5)	such Indebtedness is incurred either by (i) if a Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Subsidiary that is not a Guarantor or (ii) the Borrower or Guarantor (or any Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).

For all purposes of this Agreement, Indebtedness, Disqualified Stock or preferred stock of the Borrower or any of its Subsidiaries (collectively, the “Replacement Indebtedness”) may in the Borrower’s discretion be deemed to replace other Indebtedness, Disqualified Stock or preferred stock of the Borrower or any of its Subsidiaries (collectively, the “Replaced Indebtedness”) if such Replacement Indebtedness satisfies the requirements of paragraphs (1) through (5) above and is (x) incurred no later than 180 days of the date on which the Replaced Indebtedness was repaid, redeemed, defeased or discharged and (y) if the proceeds of the Replaced Indebtedness were primarily utilized to finance or refinance the acquisition of one or more Vessels, then substantially all of the net proceeds from such Replacement Indebtedness must be used to finance or refinance the acquisition of assets used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets, which need not be the same Vessels or Related Assets which were financed or refinanced with the Replaced Indebtedness).

“Permitted Transfer” means:

(1)	payments on or with respect to any Permitted Financial Support; and

(2)	transfers of assets (including cash or Cash Equivalents) in an aggregate amount, or having an aggregate Fair Market Value, when taken together with all other assets made pursuant to this sub-paragraph (2) that are at the time outstanding, not to exceed:

(a)	the greater of $30.0 million and 27% of Adjusted EBITDA of the Borrower provided that any transfer of assets under this paragraph in an aggregate amount in excess of US$20,000,000 may only be used to invest in a member or members of the Restricted Group, plus

(b)	100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Borrower after the Utilization Date (other than from a Subsidiary of the Borrower) as a contribution to its equity capital or from the issue or sale (other than to a Subsidiary of the Borrower) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Subsidiary of the Borrower) of Indebtedness of the Borrower that has been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Borrower or any of its Subsidiaries at the time of such conversion or exchange, excluding, in the case of each of (i) and (ii), the amount of any such net cash proceeds or property or assets used to make Permitted Payments pursuant to sub-paragraph (3) of the second paragraph of paragraph 7 “Restricted Payments”;

provided that no Collateral may be transferred pursuant to this sub-paragraph (2) unless such transfer is made in connection with a substitution of Collateral in accordance with the provisions described under paragraph 2—(“Addition and Substitution of Collateral”).

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity, whether legal or not.

“Qualified Equity Interests” means Equity Interests of the Borrower other than Disqualified Stock.

“Ready for Sea Cost” means with respect to a Vessel to be acquired or leased by the Borrower or any Subsidiary, the aggregate amount of all expenditures incurred to acquire or construct and bring such Vessel to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease and the costs of any positioning voyage.

“Related Asset” means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Subsidiary of the Borrower owning a Vessel and related assets, (iii) any money or other compensation payable in respect of any requisition or other compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

“Restricted Transfer” means any transfer of assets (including cash or Cash Equivalents) between or among (i) any of the Borrower and the Guarantors and (ii) any Subsidiaries that are not Guarantors, in each case other than a Permitted Transfer.

“S&P” means Standard & Poor’s Ratings Services and any successor to its rating agency business.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Secured Note Guarantee” means the guarantee by each Guarantor of the Borrower’s obligations as issuer under the Senior Secured Note Indenture and on the Senior Secured Notes, executed pursuant to the provisions of the Senior Secured Note Indenture.

“Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the Utilization Date (or, if incurred after the date of this Agreement, as of the date of the initial incurrence thereof) and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness that is (x) contractually subordinated in right of payment to liabilities under the Finance Documents, as the case may be, or (y) any Indebtedness that is unsecured or secured by a Lien on the Collateral on a basis entirely junior to that of the Senior Secured Notes or any additional Senior Secured Notes or the obligations under the Finance Documents.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

(2)	any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

“Total Loss Event” means an actual or constructive total loss of a Vessel.

“Total Loss Event Proceeds” means all sums received in respect of the Obligatory Insurances relating to a Total Loss Event, less the out of pocket costs and expenses directly and reasonably incurred (including the broker’s collecting commission, if any) by the relevant vessel owner and/or the Borrower in collecting such proceeds.

“Vessel Purchase Option Contract” means any contract granting the Borrower or any Subsidiary the option to purchase one or more Vessels and any Related Assets, including any amendments, supplements or modifications thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Borrower or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Subsidiary of such Person.

SCHEDULE 14

FORMS OF NOTIFIABLE DEBT PURCHASE TRANSACTION NOTICE

PART 1

FORM OF NOTICE ON ENTERING INTO NOTIFIABLE DEBT PURCHASE TRANSACTION

To:	[ ] as Facility Agent

From:	[The Lender]

Dated:

[Parent] - [    ] Term Loan Agreement

dated [    ] (the Facility Agreement)

1.	We refer to paragraph (b) of Clause 28.1 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates) of the Facility Agreement. Interest Periods defined in the Facility Agreement have the same meaning in this notice unless given a different meaning in this notice.

2.	We have entered into a Notifiable Debt Purchase Transaction.

3.	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Commitment(s) as set out below.

Commitment         Amount of our Commitment to which Notifiable Debt Purchase Transaction relates (US Dollars)

[Lender]

By:

PART 2

FORM OF NOTICE ON TERMINATION OF NOTIFIABLE DEBT PURCHASE

TRANSACTION/NOTIFIABLE DEBT PURCHASE TRANSACTION CEASING TO BE WITH

SPONSOR AFFILIATE

To:	[ ] as Facility Agent

From: [The Lender]

Dated:

[Parent] - [    ] Term Loan Agreement

dated [    ] (the Facility Agreement)

1.	We refer to paragraph (c) of clause 28.1 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates) of the Facility Agreement. Interest Periods defined in the Facility Agreement have the same meaning in this notice unless given a different meaning in this notice.

2.	A Notifiable Debt Purchase Transaction which we entered into and which we notified you of in a notice dated [ ] has [terminated]/[ceased to be with a Sponsor Affiliate].[3]

3.	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Commitment(s) as set out below.

Commitment	Amount of our Commitment to which Notifiable Debt Purchase Transaction relates (US Dollars)

[Lender]

By:

[3]	Delete as applicable.

SCHEDULE 15

REPAYMENT SCHEDULE

Repayment Date	Principal Repayment Amount (US$)
30 April 2018	10,000,000
31 October 2018	10,000,000
30 April 2019	10,000,000
31 October 2019	10,000,000
30 April 2020	7,400,000
31 October 2020	7,400,000

SCHEDULE 16

FORM OF SELECTION NOTICE

To:	[AGENT] as Facility Agent

From:	[ ]

Date:	[ ]

[COMPANY] – U.S.$[AMOUNT] Term Loan Agreement

dated [            ] 2017 (the Agreement)

1.	We refer to the Agreement. This is a Selection Notice. Terms defined in the Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2.	We refer to the [Loan][Tranche] with an Interest Period ending on [ ].*

3.	[We request that the above Loan be divided into [ ] Tranches with the following amounts and Interest Periods.]**

or

[We request that the next Interest Period for the above [Loan][Tranche] is [    ].]***

4.	We confirm that each condition precedent under the Agreement which is required to be satisfied on the date of this Selection Notice is satisfied.

5.	This Selection Notice is irrevocable.

By:

[BORROWER/COMPANY]

*	Insert details of all Loans in the same currency which have an Interest Period ending on the same date.
**	Use this option if division of Loans is requested.
***	Use this option if sub division is not required.

APPENDIX 1

FORM OF GENERAL ASSIGNMENT

DEED OF ASSIGNMENT

[    ] 2017

[INSERT NAME OF OWNER]

as Owner

and

CITIBANK, N.A., LONDON BRANCH

as Security Agent

This Deed of Assignment is subject to the terms

of an Intercreditor Agreement dated [•] 2017

Schedule

17.	Vessel Information	205
18.	Insurance Notice	205
19.	Loss Payable Clauses	208
20.	Charterer Notice	209
21.	Charter Guarantor Notice	215
22.	Ship Manager Notice	218

SIGNATORIES		221

173

Schedule

17.	Vessel Information	204
18.	Insurance Notice	207
19.	Loss Payable Clauses	209
20.	Charterer Notice	211
21.	Charter Guarantor Notice	217
22.	Ship Manager Notice	220

SIGNATORIES		223

THIS DEED is dated         [●] 2017 and made BETWEEN:

(8)	[INSERT NAME OF OWNER] as described in more detail in Schedule 17 (the Owner); and

(9)	CITIBANK, N.A., LONDON BRANCH as security agent for the Secured Parties (as defined in the Intercreditor Agreement referred to below) (the Security Agent).

BACKGROUND:

(A)	The Owner enters into this Deed in connection with the Secured Debt Documents.

(B)	It is intended that this document takes effect as a deed notwithstanding the fact that a party may only execute this document under hand.

IT IS AGREED as follows:

40.	INTERPRETATION

40.1	Definitions

(a)	Terms defined in the Intercreditor Agreement have, unless expressly defined in this Deed, the same meaning when used in this Deed.

(b)	In this Deed:

Act means the Law of Property Act 1925.

Assigned Contract means:

(c)	any Charter;

(d)	any pooling agreement;

(e)	any Charter Guarantee; or

(f)	any Ship Management Agreement.

Assigned Property means all of the rights which the Owner has now or may obtain at any time in the future under or in connection with:

(a)	each Assigned Contract and in any rights accruing to, derived from or otherwise connected with that Assigned Contract including the right to receive Earnings under or pursuant to that Assigned Contract;

(b)	any Intra-Group Loan Agreement;

(c)	the Obligatory Insurances;

(d)	the Earnings; and

(e)	any Requisition Compensation,

together with any other assets, rights or interests derived from any of those rights.

Charter means:

(g)	the charter commitment for the Vessel details of which are provided in Schedule 17, provided that such charter commitment has a remaining duration of six (6) months or more (after giving effect to any optional extensions thereto as if such options were exercised) on the date that this Deed is signed; and

(h)	any future charter, commitment or other contract of employment in respect of the Vessel, including any pooling agreement, entered into by the Owner during the Security Period with a fixed term period exceeding six (6) months (after giving effect to any optional extensions thereto as if such options were exercised), in each case, including any agreement or other document supplementing, varying, amending, extending or terminating such charter or other contract.

Charter Notice means a notice of assignment in substantially the form set out in Schedule 20, or:

(i)	prior to the Term Lender Discharge Date, any other form approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(j)	at any time thereafter, in any other form not materially less favourable to the Secured Parties remaining at such time, as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

Charter Guarantee means:

(k)	[the guarantee in respect of the Charter referred to in paragraph (a) of the definition of Charter, details of which are provided in Schedule 17 (if any); and][4]

(l)	any future guarantee or letter of credit in respect of a Charter (if any),

[in each case,] including any agreement or other document supplementing, varying, amending, extending or terminating such guarantee or letter of credit.

Charter Guarantee Notice means a notice of assignment in substantially the form set out in Schedule 21 or:

(a)	prior to the Term Lender Discharge Date, any other form approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, in any other form not materially less favourable to the Secured Parties remaining at such time, as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

Charterer means, in respect of a Charter, the person who is the charterer of the Vessel under that Charter. Details of the Charterer on the date of this Deed are provided in Schedule 1.

Classification means the classification specified in Schedule 1 with the Classification Society or another equivalent classification for vessels of the same type and age as the Vessel.

[4]	Only to be included to the extent there is a day one Charter Guarantee.

Classification Society means the classification society specified in Schedule 1 or another classification society (which is a member of the International Association of Classification Societies (IACS) or, if such association no longer exists, any similar association nominated by the Owner acting reasonably) at the request of the Owner which is:

(m)	prior to the Term Lender Discharge Date, approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(n)	at any time thereafter, of equivalent standing as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

Earnings means, in respect of the Vessel, all present and future moneys and claims which are earned by or become payable to or for the account of the Borrower or other relevant Debtor in connection with the operation or ownership of that Vessel and including but not limited to:

(a)	freights, passage and hire moneys (howsoever earned);

(b)	remuneration for salvage and towage services;

(c)	demurrage and detention moneys;

(d)	all moneys and claims in respect of the requisition for hire;

(e)	payments received in respect of any off-hire or loss of Earnings insurance; and

(f)	payments received pursuant to any Charter Guarantee.

Earnings Account means the account in the name of the Owner numbered [•] held with [•] at its offices at [•].

Environmental Claim has the meaning given to it in the Initial Term Facility Agreement.

Environmental Incident means:

(o)	any release, discharge, disposal or emission of any Hazardous Material from the Vessel;

(p)	any incident in which any Hazardous Material is released or threatened to be released, discharged, disposed of or emitted by or from a vessel other than the Vessel and which involves collision between the Vessel and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Vessel is actually or potentially liable to be arrested, attached or detained and/or the Vessel and/or the Owner and/or the manager or operator, for the time being of the Vessel, is actually or allegedly at fault or otherwise liable to any legal or administrative action; or

(q)	any incident in which any Hazardous Material is released or threatened to be released, discharged, disposed of or emitted by or from a vessel other than the Vessel and where the Vessel is actually or potentially liable to be arrested as a result and/or where the Owner or the manager or operator, for the time being of the Vessel, is actually or allegedly at fault or otherwise liable to any legal or administrative action.

Environmental Laws has the meaning given to it in the Initial Term Facility Agreement.

Flag State means:

(r)	as at the date of this Deed the country specified in Schedule 1;

(s)	thereafter, any jurisdiction to which the registration of the Vessel is changed in accordance with the relevant Secured Debt Documents, which is:

(i)	prior to the Term Lender Discharge Date, an ‘Approved Flag State’ as defined in the Initial Term Facility Agreement and a ‘Permitted Flag Jurisdiction’ as defined in the relevant Pari Passu Debt Documents; or

(ii)	thereafter, a ‘Permitted Flag Jurisdiction’ as defined in the relevant Pari Passu Debt Documents.

Hazardous Material has the meaning given to it in the Initial Term Facility Agreement.

Insurance Notice means a notice of assignment in substantially the form set out in Schedule 18, or

(a)	prior to the Term Lender Discharge Date, any other form approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, in any other form not materially less favourable to the Secured Parties remaining at such time, as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

Intra-Group Loan Agreement means any loan or other similar agreement under which the Owner makes loans, credit or other financial arrangements available to another member of the Group.

Obligatory Insurances means in respect of the Vessel:

(t)	all contracts and policies of insurance and all entries in clubs and/or associations which are from time to time required to be effected and maintained in accordance with the Debt Documents in respect of the Vessel; and

(u)	all benefits under the contracts, policies and entries under paragraph (a) above and all claims in respect of them and the return of premiums.

Intercreditor Agreement means the intercreditor agreement dated [•] 2017 and made between, among others, Global Ship Lease, Inc. as the parent and issuer, Citibank International plc as term agent, Citibank, N.A., London Branch as senior secured note trustee and the Security Agent.

Loss Payable Clause means the provisions concerning payment of claims under the Vessel’s Obligatory Insurances in substantially the form set out in Schedule 19 or:

(a)	prior to the Term Lender Discharge Date, any other form approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, in any other form not materially less favourable to the Secured Parties remaining at such time, as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

Major Casualty Amount means the amount specified as such in Schedule 17 or the equivalent in any other currency.

Manager:

(v)	prior to the Term Lender Discharge Date, has the meaning given to the term ‘Manager’ in the Initial Term Facility Agreement;

(w)	thereafter, has the meaning given to the term ‘Permitted Manager’ in the relevant Pari Passu Debt Documents.

Permitted Lien:

(a)	prior to the Term Lender Discharge Date, has the meaning given to the term ‘Permitted Security Interest’ in the Initial Term Facility Agreement;

(b)	thereafter, has the meaning given to the term ‘Permitted Lien’ in the relevant Pari Passu Debt Documents.

Receiver means an administrative receiver, a receiver and manager or a receiver, in each case, appointed under this Deed.

Registry means such registrar, commissioner or representative of the Flag State who is duly authorised and empowered to register the Vessel, the Owner’s title to the Vessel and the Mortgage under the laws of its Flag State.

Requisition Compensation means any compensation paid or payable by a government entity for the requisition for title, confiscation or compulsory acquisition of the Vessel.

Secured Debt Document means each of this Deed, the Intercreditor Agreement, the Credit Facility Documents, the Pari Passu Debt Documents, the Security Documents and any other document designated as such by the Security Agent and the Parent.

Secured Obligations means all the Liabilities and all other present and future liabilities and obligations at any time due, owing or incurred by any member of the Group and by each Debtor to any Secured Party under the Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

Security Assets means all assets from time to time of the Owner which are the subject of this Security.

Security Period means the period beginning on the date of this Deed and ending on the earlier of:

(x)	the Final Discharge Date; and

(y)	the date of any release of this Security required under the provisions of the Intercreditor Agreement.

Ship Management Agreement means:

(z)	the ship management agreement in respect of the Vessel, details of which are provided in Schedule 17; and

(aa)	any future ship management agreement or other similar contract in respect of the Vessel entered into by the Owner,

in each case, including any agreement or other document supplementing, varying, amending, extending or terminating such charter or other contract.

Ship Manager Notice means a notice of assignment in substantially the form set out in Schedule 22, or

(a)	prior to the Term Lender Discharge Date, any other form approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, in any other form not materially less favourable to the Secured Parties remaining at such time, as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

Vessel means the vessel described in Schedule 17.

Total Loss:

(bb)	prior to the Term Lender Discharge Date, has the meaning given to the term ‘Total Loss’ in [schedule 13 to] the Initial Term Facility Agreement; and

(cc)	thereafter, has the meaning given to the term ‘Total Loss Event’ in the relevant Pari Passu Debt Documents.

40.2	Construction

(a)	Unless a contrary indication appears, a reference in this Deed to:

(i)	assets includes present and future properties, revenues and rights of every description;

(ii)	a Debt Document or any other agreement or instrument is a reference to that Debt Document, or other agreement or instrument, as amended (including any increase in, extension of or change to any facility made available under that Debt Document), novated, supplemented, extended or restated as permitted by this Deed;

(iii)	enforcing (or any derivation) this Deed includes:

(A)	the appointment of an administrator (or any analogous officer in any jurisdiction) of a Debtor by the Security Agent; and

(B)	the making of a demand under clause 18.2 (Parallel debt) of the Intercreditor Agreement by the Security Agent;

(iv)	a person includes any individual, trust, firm, fund, company, corporation, partnership, joint venture, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(v)	proceeds of a Distressed Disposal or of a Debt Disposal includes proceeds in cash;

(vi)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but if not having the force of law being one with which it is the practice of the relevant person to comply) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(vii)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	The term this Security means any security created by this Deed.

(c)	Any covenant of the Owner under this Deed (other than a payment obligation) remains in force only during the Security Period.

(d)	If the Security Agent considers that an amount paid to a Secured Party under a Secured Debt Document is capable of being avoided or otherwise set aside on the liquidation or administration of the payer or otherwise, then that amount will not be considered to have been irrevocably paid for the purposes of this Deed.

(e)	Unless the context otherwise requires, a reference to a Security Asset includes:

(i)	any part of that Security Asset;

(ii)	any proceeds of that Security Asset; and

(iii)	any present and future assets of that type.

(f)	If there is a conflict between the provisions of this Deed and the Intercreditor Agreement, the Intercreditor Agreement shall prevail.

40.3	Third party rights

(a)	Unless expressly provided to the contrary in this Deed, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce or to enjoy the benefit of any term of this Deed.

(b)	Notwithstanding any term of this Deed, the consent of any person who is not a Party is not required to rescind or vary this Deed at any time.

(c)	Any Secured Party that is not a Party may enforce and enjoy the benefit of any Clause which expressly confers rights on it, subject to paragraph (b) above and the provisions of the Third Parties Act.

41.	CREATION OF SECURITY

41.1	General

(a)	All Security created under this Deed:

(i)	is created in favour of the Security Agent;

(ii)	is security for the payment, discharge and performance of all the Secured Obligations; and

(iii)	is made with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994.

(b)	If the rights of the Owner under a document cannot be secured without the consent of a party to that document:

(i)	the Owner must notify the Security Agent promptly;

(ii)	this Security will constitute security over all proceeds and other amounts which the Owner may receive, or has received, under that document but exclude the Owner’s other rights under the document; and

(iii)	unless the Security Agent or the other provisions of this Deed otherwise require, the Owner must (A) promptly obtain any required consent to the assignment of the Assigned Contracts in force on the date of this Deed [other than the Charter Guarantee in force on the date of this Deed][5] and (B) in respect of each other Assigned Contract, Assigned Property and any applicable document, use commercially reasonable endeavours to obtain the consent as soon as practicable.

(c)	The Security Agent holds the benefit of this Deed on trust for the Secured Parties.

(d)	The fact that no or incomplete details of any Security Assets are referred to in this Deed does not affect the validity or enforceability of this Security.

41.2	Assigned Property

(a)	Subject to paragraph (b), below, the Owner assigns absolutely, subject to a proviso for re-assignment on redemption, all of its rights in respect of the Assigned Property.

(b)	To the extent that any right described in paragraph (a) above is not assignable or capable of assignment (including, without limitation, where the Owner has not received the third party consent referred to in Clause 41.1(b)(iii), if applicable) the assignment of that right purported to be effected by paragraph (a) shall operate as an assignment of any damages, compensation, remuneration, profit, rent or income which the Owner may derive from that right or be awarded or entitled to in respect of that right.

(c)	To the extent that they do not fall within any other Subclause of this Clause and are not effectively assigned under paragraph (a) or (b) above, the Owner charges by way of first fixed charge all of its rights under each agreement and document to which it is a party.

41.3	Floating charge

(a)	The Owner charges by way of a first floating charge all of its assets whatsoever and wheresoever not otherwise effectively charged or assigned under this Deed.

(b)	Except as provided below, the Security Agent may by notice to the Owner convert the floating charge created by the Owner under this Deed into a fixed charge as regards any of the Owner’s assets specified in that notice, if:

(i)	an Event of Default has occurred and is continuing; or

[5]	Wording to be included for GSL 22 / Ningbo only

(ii)	the Security Agent considers those assets to be in danger of being seized or sold under any form of distress, attachment, execution or other legal process or to be otherwise in jeopardy.

(c)	The floating charge created under this Deed may not be converted into a fixed charge solely by reason of:

(i)	the obtaining of a moratorium; or

(ii)	anything done with a view to obtaining a moratorium,

under section 1A of the Insolvency Act 1986.

(d)	The floating charge created under this Deed will (in addition to the circumstances in which the same will occur under general law) automatically convert into a fixed charge over all of the Owner’s assets if an administrator is appointed or the Security Agent receives notice of an intention to appoint an administrator.

(e)	The floating charge created under this Deed is a qualifying floating charge for the purpose of paragraph 14 of Schedule B1 to the Insolvency Act 1986.

(f)	The giving by the Security Agent of a notice under paragraph (b) above in relation to any asset of the Owner will not be construed as a waiver or abandonment of the Security Agent’s rights to give any other notice in respect of any other asset or of any other right of any other Secured Party under this Deed or any other Secured Debt Document.

(g)	Any charge which has been converted from a floating into a fixed charge under this Clause 41.3 may be reconverted into a floating charge by notice in writing given at any time by the Security Agent to the Owner in relation to the assets specified in such notice if:

(i)	all relevant Events of Default are remedied or waived; or

(ii)	if it is no longer necessary in order to protect the priority, value or enforceability of the Security.

42.	EARNINGS AND OTHER PAYMENTS

42.1	Unless an Event of Default has occurred and is continuing and the Security Agent directs to the contrary, all Earnings shall be payable to the Earnings Account, but following such a direction, such Earnings shall be payable to the Security Agent or as it may direct and the Security Agent may instruct any person from whom such Earnings are due to pay them accordingly. Any such Earnings then in the hands of an agent of the Owner shall be held to the order of the Security Agent.

42.2	Insurance or Requisition Compensation moneys for the Vessel in respect of a Total Loss or any other matter shall be payable in accordance with the relevant Loss Payable Clause and applied, prior to the Term Lender Discharge Date, in accordance with Schedule 13 (Notes Restrictive Covenants) to the Credit Facility Agreement and thereafter, in accordance with the relevant provision of the Senior Secured Note Indenture until the occurrence of an Event of Default and for so long as such Event of Default is continuing (when the Security Agent may direct the insurers to pay such moneys to the Security Agent).

43.	NOTICES

43.1	[Other than in respect of the Charter Guarantee in force on the date of this Deed][6] subject to Clause 41.1(b), the Owner shall give written notice (in the form of the Insurance Notice in respect of the assignment of the Vessel’s Obligatory Insurances, the Charter Notice in respect of the assignment of the Charter[7], the Charter Guarantee Notice in respect of the assignment of the Charter Guarantee and the Ship Manager Notice in respect of the assignment of the Ship Management Agreement and otherwise in such form as the Security Agent shall require consistent with this Clause 43) of the assignment in this Deed to anyone from whom any part of the Assigned Property is or may be due and provide the Security Agent with as many of such notices signed by the Owner as the Security Agent may require.

43.2	The Owner shall on the date of this Deed give notice:

(a)	of the assignment by this Deed of its rights under the Ship Management Agreement in the form of the Ship Manager Notice;

(b)	of the assignment by this Deed of its rights under the Charter in the form of the Charter Notice labelled Part 1 in Schedule 4, unless the charterer is Orient Overseas Container Line (U.K.) Limited, or an Affiliate of it, in which case the Owner may give notice of the assignment by this Deed of its rights under the Charter in the form of the Charter Notice labelled Part 2 in Schedule 4;

(c)	[of the assignment by this Deed of its rights under the Charter Guarantee in the form of the Charter Guarantee Notice; ][8]and

(d)	of the assignment by this Deed of its rights under the Obligatory Insurances in the form of the Insurance Notice.

43.3	The Owner shall use reasonable endeavours to procure that any notice given pursuant to this Clause 43 is acknowledged by the recipient in the manner attached to such form, or

(a)	prior to the Term Lender Discharge Date, any other form approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, in any other form not materially less favourable to the Secured Parties remaining at such time, as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

43.4	The Owner shall ensure that the interest of the Security Agent as assignee of the Vessel’s Obligatory Insurances is endorsed on all insurance policies and other documents for such Obligatory Insurances by the incorporation of a Loss Payable Clause and an Insurance Notice signed by the Owner and each other person assured under the relevant cover (other than the Security Agent itself).

44.	PRESERVATION OF SECURITY

44.1	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Debtor or any security for those obligations or otherwise) is made by a Secured Party in whole or in

[6]	Language to be included for initial GSL 22 / Ningbo charter guarantee only.
[7]	Use Part 2 of the Charter Notice in Schedule if the charterer is OOCL, and Part 1 for other charterers.
[8]	Remove from GSL 22 / Ningbo GA only

part on the faith of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of the Owner under this Deed will continue or be reinstated as if the discharge, release or arrangement had not occurred.

44.2	Waiver of defences

The obligations of the Owner under this Deed will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Deed (without limitation and whether or not known to it or to any Secured Party), including:

(a)	any time, waiver or consent granted to, or composition with, any Debtor or any other person;

(b)	the release of any Debtor or any other person;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or any other person;

(d)	any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(e)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or any other person;

(f)	any amendment (however fundamental) or replacement of a Debt Document or any other document or security;

(g)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security; or

(h)	any insolvency or similar proceedings.

44.3	Immediate recourse

The Owner waives any right it may have of first requiring any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Owner under this Deed. This waiver applies irrespective of any law or any provision of a Debt Document to the contrary.

44.4	Appropriations

Until the Secured Obligations have been irrevocably and unconditionally discharged in full, each Secured Party (or any trustee or agent on its behalf) or a Receiver may:

(a)	refrain from applying or enforcing any other money, security or rights held or received by it (or any trustee or agent on its behalf) in respect of the Secured Obligations, or apply and enforce the same in the manner and order it thinks fit (whether against those amounts or otherwise) and the Owner will not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any money received from the Owner or on account of the Owner’s liability under this Deed.

44.5	Deferral of Owner’s rights

Unless the Security Agent otherwise directs, the Owner will not exercise any rights (including rights of set-off) which it may have by reason of performance by it of its obligations under the Debt Documents or by reason of any amount being payable, or liability arising, under this Deed:

(a)	to be indemnified or reimbursed by any other Debtor;

(b)	to claim any contribution from any other Debtor in relation to any Debtor’s obligations under the Debt Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Parties under the Debt Documents or of any other guarantee or security taken under, or in connection with, the Debt Documents by any Secured Party;

(d)	to bring legal or other proceedings for an order requiring any other Debtor to make any payment, or perform any obligation, in respect of which the Owner has given a guarantee, undertaking or indemnity under this Deed;

(e)	to exercise any right of set-off against any other Debtor; and/or

(f)	to claim or prove as a creditor of any other Debtor in competition with any Secured Party.

44.6	If the Owner receives any benefit, payment or distribution in relation to such rights it must hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Secured Parties by the Debtors under or in connection with the Debt Documents to be repaid in full on trust for the Secured Parties and must promptly pay an equal amount to the Security Agent or as the Security Agent may direct for application in accordance with this Deed.

45.	RESTRICTIONS AND FILINGS

45.1	Restrictions

The Owner must not:

(a)	create or permit to subsist any Security on or over any Security Assets; or

(b)	either in a single transaction or in a series of transactions (whether related or not and whether voluntarily or involuntarily) sell, transfer, assign, lease, sub-license, hire out or otherwise dispose of all or any part of the Security Assets or the right to receive or to be paid the proceedings arising on the disposal of the same, or agree or attempt to do so; or

(c)	dispose of the equity of redemption in respect of all or any part of the Security Assets,

(in each case) except as permitted under the Secured Debt Documents.

45.2	[Filings and Notices

[The Owner shall, within 15 (fifteen) days from the date of this Deed:

(a)	make a filing of this Deed and the necessary forms at the Cyprus Companies Registry for the registration of a charge and deliver to the Security Agent evidence that the filing has been made and the Cyprus Registrar of Companies fees have been paid; and

(b)	make an entry of the particulars of this Deed in its register of charges maintained at its registered office and deliver to the Security Agent a certified true copy of the register of charges evidencing that this has been done.

The Owner shall, immediately upon receipt, deliver to the Security Agent a certificate of charge issued by the Cyprus Registrar of Companies evidencing that the Cyprus Registrar of Companies has registered a charge in favour of the Security Agent in relation to the security created by this Deed.]

46.	PERFECTION AND PROTECTION OF SECURITY

The Owner shall, at its own expense, take whatever action as may be necessary, or upon the request of the Security Agent or a Receiver at any time and from time to time, for:

(a)	creating, perfecting or protecting any security intended to be created by or pursuant to this Deed;

(b)	facilitating the realisation of any Security Asset; or

(c)	facilitating the exercise of any right, power or discretion exercisable by the Security Agent or any Receiver or any of their respective delegates or sub-delegates in respect of any Security Asset.

This includes:

(i)	the re-execution of this Deed;

(ii)	the execution of any legal mortgage, charge, transfer, conveyance, assignment or assurance of any property, whether to the Security Agent or to its nominee; and

(iii)	the giving of any notice, order or direction and the making of any filing or registration,

which, in any such case, the Security Agent (acting reasonably) may think expedient.

47.	REPRESENTATIONS

The Owner represents and warrants that:

(a)	it is the sole legal and beneficial owner of the Assigned Property free from all Security except as permitted by the Secured Debt Documents;

(b)	it has not disposed of any of Assigned Property except as permitted by the Secured Debt Documents; and

(c)	this Deed creates the Security it purports to create and is not liable to be avoided or otherwise set aside on its liquidation or administration or otherwise.

48.	INSURANCE

48.1	Insurance terms

In this Clause 48:

approved brokers means reputable marine insurance brokers.

approved insurers or associations means reputable marine insurers and protection and indemnity or war risks associations which are members of the International Group of protection and indemnity associations (or, if the International Group ceases to exist any other leading protection and indemnity or war risks association or other leading provider of protection and indemnity or war risks insurance).

excess risks means the proportion (if any) of claims for general average, salvage and salvage charges not recoverable under the hull and machinery insurances of a vessel in consequence of the value at which the vessel is assessed for the purpose of such claims exceeding its insured value.

excess war risk P&I cover means cover for claims only in excess of amounts recoverable under the usual war risk cover including (but not limited to) hull and machinery, crew and protection and indemnity risks.

hull cover means insurance cover against the risks identified in paragraph (a) of Clause 48.2 (Coverage required).

minimum hull cover means an amount equal at the relevant time to the charter-attached market value of the Vessel.

P&I risks means the usual risks (including liability for oil pollution, excess war risk P&I cover) covered by a protection and indemnity association which is a member of the International Group of protection and indemnity associations (or, if the International Group ceases to exist, any other leading protection and indemnity association or other leading provider of protection and indemnity insurance) (including, without limitation, the proportion (if any) of any collision liability not covered under the terms of the hull cover).

48.2	Coverage required

The Owner shall insure the Vessel at all times:

(a)	against fire and usual marine risks (including excess risks) and war risks (including war protection and indemnity risks and terrorism risks) on an agreed value basis, for at least its minimum hull cover value;

(b)	against P&I risks for the highest amount then available in the insurance market for vessels of similar age, size and type as the Vessel and customarily taken out by leading operators of such vessels;

(c)	if the Vessel is laid up, against port or lay-up risks in lieu of the insurance described in (a) and (b) above;

(d)	against such other risks and matters which are required under the terms of the applicable Charter or under applicable law or regulation; and

(e)	on terms which comply with the other provisions of this Clause 48.

48.3	Placing of cover

The insurance coverage required by Clause 48.2 (Coverage required) shall be:

(a)	in the name of the Owner;

(b)	if the Security Agent so requests, in the joint names of the Owner and the Security Agent (and any other Secured Party required by the Security Agent) (and, to the extent reasonably practicable in the insurance market, without liability on the part of the Security Agent or such Secured Party for premiums or calls);

(c)	in Dollars or another approved currency;

(d)	arranged through approved brokers or direct with approved insurers or associations;

(e)	in full force and effect; and

(f)	on industry standard terms and with approved insurers or associations.

48.4	Deductibles

The aggregate amount of any excess or deductible under the Vessel’s hull and machinery cover shall not exceed US$1,000,000 or US$5,000,000 under the Vessel’s war risk hull cover.

48.5	Fleet liens, set off and cancellations

If the Vessel’s hull cover also insures other vessels, the Security Agent shall either be given an undertaking in standard insurance market terms by the brokers or (if such cover is not placed through brokers or the brokers do not, under any applicable laws or insurance terms, have such rights of set off and cancellation) the relevant insurers that the brokers or (if relevant) the insurers will not:

(a)	set off against any claims in respect of the Vessel any premiums due in respect of any of such other vessels insured; or

(b)	cancel that cover because of non-payment of premiums in respect of such other vessels,

or the Owner shall ensure that hull cover for the Vessel is provided under a separate policy from any other vessels.

48.6	Payment of premiums

The Owner shall procure that all premiums, calls, contributions or other sums payable in respect of the Obligatory Insurances in respect of the Vessel shall be paid punctually and the Security Agent shall be provided with all relevant receipts or other evidence of payment upon request.

48.7	Details of proposed renewal of Obligatory Insurances

At least fourteen (14) days before any of the Vessel’s Obligatory Insurances are due to expire, the Owner shall procure that the Security Agent shall be notified of the names of the brokers, insurers and associations proposed to be used for the renewal of such Obligatory Insurances and the amounts, risks and terms in, against and on which the Obligatory Insurances are proposed to be renewed.

48.8	Instructions for renewal

At least seven (7) days before any of the Vessel’s Obligatory Insurances are due to expire, The Owner shall procure that instructions are given to brokers, insurers and associations for them to be renewed or replaced on or before their expiry.

48.9	Confirmation of renewal

The Owner shall procure that the Vessel’s Obligatory Insurances are renewed upon their expiry in a manner and on terms which comply with this Clause 48 and confirmation of such renewal given by approved brokers or insurers to the Security Agent within fourteen (14) days after such expiry.

48.10	P&I guarantees

Any guarantee or undertaking required by any protection and indemnity or war risks association in relation to the Vessel shall be provided when required by the association.

48.11	Insurance documents

The Owner shall provide the Security Agent with pro forma copies of all insurance policies and other documentation issued by brokers, insurers and associations in connection with the Vessel’s Obligatory Insurances as soon as they are available after they have been placed or renewed and shall procure that all insurance policies and other documents relating to the Vessel’s Obligatory Insurances are deposited with any approved brokers or (if not deposited with approved brokers) the Security Agent.

48.12	Letters of undertaking

The Owner shall procure that, within 10 Business Days of the date of this Deed and thereafter on each placing or renewal of the Vessel’s Obligatory Insurances, the Security Agent shall be provided with letters of undertaking in a form (having regard to general insurance market practice and law at the time of issue of such letter of undertaking) from the relevant brokers, insurers and associations which is:

(a)	prior to the Term Lender Discharge Date, approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, in any other form not materially less favourable to the Secured Parties than the last form approved pursuant to paragraph (a) above as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

48.13	Insurance correspondence

If so required by the Security Agent when an Event of Default is continuing, the Owner shall promptly provide to the Security Agent copies of all written communications between the assureds and brokers, insurers and associations relating to any of the Vessel’s Obligatory Insurances as soon as they are available.

48.14	Qualifications and exclusions

The Owner must comply with all requirements applicable to the Vessel’s Obligatory Insurances under the Debt Documents.

48.15	Collection of claims

The Owner shall provide all documents and other information and all assistance required by the Security Agent to assist it in trying to collect or recover any claims under the Vessel’ s Obligatory Insurances promptly.

48.16	Employment of Vessel

The Owner shall procure that the Vessel shall only be employed or operated in conformity with the terms of the Vessel’s Obligatory Insurances (including any express or implied warranties) and not in any other way (unless the insurers have consented and any additional requirements of the insurers have been satisfied).

48.17	Declarations and returns

If any of the Vessel’s Obligatory Insurances are on terms that require a declaration, certificate or other document to be made or filed before the Vessel sails to, or operates within, an area, the Owner shall procure that those terms shall be complied with within the time and in the manner required by those Obligatory Insurances.

48.18	Application of recoveries

All sums paid under the Vessel’s Obligatory Insurances to anyone other than the Security Agent shall be applied in repairing the damage and/or in discharging the liability in respect of which they have been paid except to the extent that the repairs have already been paid for and/or the liability already discharged.

49.	ASSIGNED CONTRACT UNDERTAKINGS

49.1	Releases and waivers

Except in compliance with the terms of the Secured Debt Documents, the Owner must not (a) release any obligation of any other person under an Assigned Contract (including by way of novation or assignment), (b) waive any breach of any such obligation and (c) consent to anything which would otherwise be such a breach which, in each case, is materially adverse to the interests of the Secured Parties, except:

(a)	prior to the Term Lender Discharge Date, with the prior written approval of the Security Agent on the instructions of the Term Agent; and

(b)	at any time thereafter, where the Parent certifies to the Security Agent in an officer’s certificate that it has determined in good faith that such release, waiver or consent (as the case may be) would not materially adversely affect the rights of the Secured Parties remaining at such time.

49.2	Assigned Contract performance

(a)	The Owner shall perform in all material respects its obligations under the Assigned Contracts.

(b)	The Owner shall take all such reasonable action as may be reasonably necessary to enforce its rights promptly under the Assigned Contracts and to collect any and all sums owing to it under the Assigned Contracts, if, in either case, failure to do so will materially affect the ability of the Debtors (taken as a whole) to fulfil their respective obligations under the Debt Documents.

49.3	Termination and amendment of Charter

The Owner shall not amend or waive any term of, or terminate, or take any other action with respect to the Assigned Contracts, except in compliance with the Secured Debt Documents.

49.4	Sharing of Earnings

(a)	The Owner shall not enter into any arrangement under which the Earnings may be shared with anyone else except as set out below or:

(i)	prior to the Term Lender Discharge Date, with the prior written approval of the Security Agent on the instructions of the Term Agent; and

(ii)	at any time thereafter, where the Parent certifies to the Security Agent in an officer’s certificate that it has determined in good faith that such arrangement (as the case may be) would not materially adversely affect the rights of the Secured Parties remaining at such time.

(b)	The Owner shall be entitled to enter into pooling arrangements with respect to the Vessel on arm’s length terms.

(c)	The Owner shall be entitled to pay commission to brokers and other persons to whom commission is customarily paid in connection with the chartering of the Vessel.

50.	DEALINGS WITH VESSEL

50.1	Undertaking to comply

The Owner undertakes that this Clause 50 will be complied with in relation to the Vessel throughout the Security Period

50.2	Vessel’s name and registration

(a)	The Vessel shall be registered with the relevant Registry under the laws of the Flag State and, except as permitted by the Secured Debt Documents, the Vessel shall not be registered under any other flag or at any other port or fly any other flag (other than that of its Flag State). If that registration is for a limited period, it shall be renewed at least forty-five (45) days before the date it is due to expire and the Security Agent shall be notified of that renewal at least thirty (30) days before that date;

(b)	Nothing will be done and no action will be omitted if that might result in such registration being forfeited or imperilled or the Vessel being required to be registered under the laws of another state of registry.

50.3	Sale or other disposal of Vessel

The Owner will not sell, or agree to, transfer, abandon or otherwise dispose of the Vessel or any share or interest in it except as permitted under the Secured Debt Documents.

50.4	Manager

The Owner shall procure that the crew and technical management of the Vessel is performed by a Manager, and the commercial management of the Vessel is performed by a member of the Group.

50.5	Copy of Mortgage on board

A properly certified copy of the Mortgage shall be kept on board the Vessel with its papers and shown to anyone having business with the Vessel which might create or imply any commitment or Security over or in respect of the Vessel (other than a lien for crew’s wages and salvage) and to any representative of the Security Agent.

50.6	Notice of Mortgage

A framed printed notice of the Mortgage shall be prominently displayed in the navigation room and in the master’s cabin of the Vessel. The notice must be in plain type and read as follows:

“NOTICE OF MORTGAGE

This Vessel is subject to a first mortgage in favour of [•] of [here insert address of mortgagee]. Under the said mortgage and related documents, neither the Owner nor any charterer nor the Master of this Vessel has any right, power or authority to create, incur or permit to be imposed upon this Vessel any commitments or encumbrances whatsoever other than for crew’s wages and salvage.”

No-one will have any right, power or authority to create, incur or permit to be imposed upon the Vessel any lien whatsoever other than a Permitted Lien.

50.7	Conveyance on default

Where the Vessel is (or is to be) sold in exercise of any power conferred by the Secured Debt Documents, the Owner shall, upon the Security Agent’s request, immediately execute such form of transfer of title to the Vessel as the Security Agent may require.

51.	CONDITION AND OPERATION OF VESSEL

51.1	Undertaking to comply

The Owner undertakes that this Clause 51 will be complied with in relation to the Vessel throughout the period referred to in Clause 1.2 and 1.2(c).

51.2	Defined terms

In this Clause 51:

applicable code means any code, convention or prescribed procedures required to be observed by the Vessel or the persons responsible for its operation under any applicable law (including but not limited to those currently known as the ISM Code and the ISPS Code).

applicable law means all laws and regulations applicable to vessels registered in the Vessel’s Flag State or which for any other reason apply to the Vessel or to its condition or operation at any relevant time.

applicable operating certificate means any certificates, vessel response plans, or other document relating to the Vessel or its condition or operation required to be in force under any applicable law or any applicable code.

51.3	Repair

The Vessel shall be kept in a good, safe and efficient state of repair. The quality of workmanship and materials used to repair the Vessel or replace any damaged, worn or lost parts or equipment shall be sufficient to ensure that the Vessel’s value is not reduced.

51.4	Modification

The structure, type or performance characteristics of the Vessel shall not be modified in a way which could or might materially alter the Vessel or materially reduce its value, except:

(a)	prior to the Term Lender Discharge Date, with the prior written approval of the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, where the Parent has certified to the Security Agent in an officer’s certificate that it has determined in good faith that such modification would not materially adversely affect the value of the Vessel.

51.5	Removal of parts

No material part of the Vessel or any equipment shall be removed from the Vessel if to do so would materially reduce its value (unless at the same time it is replaced with equivalent parts or equipment owned by Owner free of any Security except under the Debt Documents or Permitted Liens), except:

(a)	prior to the Term Lender Discharge Date, with the prior written approval of the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, where the Parent has certified to the Security Agent in an officer’s certificate that it has determined in good faith that the removal of such parts would not materially adversely affect the rights of the Secured parties remaining at such time.

51.6	Third party owned equipment

Equipment owned by a third party shall not be installed on the Vessel if it cannot be removed without risk of causing damage to the structure or fabric of the Vessel or incurring significant expense, except:

(a)	prior to the Term Lender Discharge Date, with the prior written approval of the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, where the Parent has certified to the Security Agent in an officer’s certificate that it has determined in good faith that such installation would not materially adversely affect the value of the Vessel or the rights of the Secured Parties remaining at such time.

51.7	Maintenance of class; compliance with laws, regulations and codes

The Vessel’s class shall be the Classification. The Owner shall and shall procure that the Vessel and every person who owns, operates or manages the Vessel shall comply in all respects with all applicable laws and regulations to which it is subject where failure to do so is reasonably likely to have a Material Adverse Effect and the requirements of all applicable codes. There shall be kept in force and on board the Vessel or in such person’s custody any applicable operating certificates which are required by applicable laws or applicable codes to be carried on board the Vessel or to be in such person’s custody.

51.8	Surveys

The Vessel shall be submitted to periodic surveys and any other surveys which are required for it to maintain the Classification as its class. Copies of reports of those surveys shall be provided promptly to the Security Agent if it so requests.

51.9	Inspection and notice of dry-docking

The Security Agent and/or surveyors or other persons appointed by it for such purpose shall be allowed to board the Vessel at all reasonable times to inspect it and given all proper facilities needed for that purpose, in each case at the cost of the Owner. The Security Agent shall be given reasonable advance notice of any intended dry-docking of the Vessel (whatever the purpose of that dry-docking).

51.10	Prevention of arrest

All debts, damages, liabilities and outgoings which have given, or may give, rise to maritime, statutory or possessory liens on, or claims enforceable against, the Vessel, its Earnings or Insurances shall be promptly paid and discharged when due and owing.

51.11	Release from arrest

The Vessel, its Earnings and Insurances shall promptly, be released from any arrest, detention, attachment or levy, and any legal process against the Vessel shall be promptly discharged, by whatever action is required to achieve that release or discharge.

51.12	Information about Vessel

The Security Agent shall promptly be given any information which it may reasonably require about the Vessel or its employment, position, classification, use or operation, including details of towages and salvages, and copies of all its charter commitments or pooling arrangements (if any) entered into by or on behalf of any Debtor and which are not subject to confidentiality obligations to third parties or imposed by law and copies of any applicable operating certificates.

51.13	Notification of certain events

The Security Agent shall promptly be notified of:

(a)	any damage to the Vessel where the cost of the resulting repairs may exceed the Major Casualty Amount;

(b)	any occurrence which may result in the Vessel becoming a Total Loss;

(c)	any requisition of the Vessel for hire;

(d)	any Environmental Incident involving the Vessel and Environmental Claim being made in relation to such an incident;

(e)	any withdrawal or threat to withdraw any applicable operating certificate;

(f)	any requirement or recommendation made in relation to the Vessel by any insurer or the Classification Society or by any competent authority which is not, or cannot be, complied with in the manner or time required or recommended; and

(g)	any arrest or detention of the Vessel or any exercise or purported exercise of a lien or other claim on the Vessel or its Earnings or Insurances.

51.14	Payment of outgoings

All tolls, dues and other outgoings whatsoever in respect of the Vessel and its Earnings and Insurances shall be paid promptly. Proper accounting records shall be kept of the Vessel and its Earnings.

51.15	Repairers’ liens

The Vessel shall not be put into any other person’s possession for work to be done on the Vessel if the cost of that work will exceed or is likely to exceed the Major Casualty Amount unless that person gives the Security Agent a written undertaking in approved terms not to exercise any lien on the Vessel or its Earnings for any of the cost of such work or it is demonstrated to the Security Agent’s reasonable satisfaction that funds will be available to meet the full cost of that work, whether from insurers or otherwise. Approved terms for the purposes of the above will be:

(a)	prior to the Term Lender Discharge Date, as approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, in any other terms not materially less favourable to the Secured Parties remaining at such time than the terms approved under paragraph (a) above as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

51.16	Lawful use

The Vessel shall not be employed:

(a)	in any way or in any activity which is unlawful under international law or the domestic laws of any relevant country;

(b)	in carrying illicit, contraband or prohibited goods; or

(c)	in a way which may make it liable to be condemned by a prize court or destroyed, seized or confiscated and the persons responsible for the operation of the Vessel shall take all necessary and proper precautions to ensure that this does not happen.

51.17	War zones

Not during hostilities in any part of the world (whether or not a state of war shall have been formally declared) to employ or permit the Vessel to be employed in, or enter or trade to any zone which is declared a war zone by any government or by the Vessel’s war risks insurers unless the consent of the relevant insurer is obtained and the Mortgagor complies with such requirements as to payment of extra premium or otherwise as the insurers may impose.

52.	ENFORCEMENT

52.1	Timing

This Security will become immediately enforceable if an Event of Default occurs and is continuing.

52.2	Enforcement

After this Security has become enforceable in accordance with Clause 52.1 (Timing), the Security Agent may in its absolute discretion enforce all or any part of this Security in accordance with the terms of the Intercreditor Agreement.

52.3	General

(a)	The power of sale and any other power conferred on a mortgagee by law (including under section 101 of the Act) as varied or amended by this Deed will be immediately exercisable at any time after this Security has become enforceable and, in addition, the Security Agent may:

(i)	exercise any of the Owner’s rights under the Assigned Contracts, including any right to terminate or rescind an Assigned Contract;

(ii)	agree with any party to an Assigned Contract to terminate or rescind or amend or vary or replace that Assigned Contract or any person’s obligations under it on such terms and conditions as the Security Agent and that party may mutually agree;

(iii)	require that all documents and records relating to the Vessel’s Obligatory Insurances be delivered immediately to the Security Agent or its nominee;

(iv)	collect, recover and give a good discharge for any moneys or claims in respect of the Security Assets and permit any brokers through whom collection or recovery is effected to charge the usual brokerage for doing so;

(v)	assign the Security Assets;

(vi)	settle, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person relating to the Security Assets;

(vii)	bring, prosecute, defend or abandon any action, suit or proceedings in relation to the Security Assets; and/or

(viii)	do anything incidental or conducive to the exercise of its rights as assignee of the Security Assets.

(b)	For the purposes of all powers implied by law, the Secured Obligations are deemed to have become due and payable on the date of this Deed.

(c)	Any restriction imposed by law on the power of sale (including under section 103 of the Act) or the right of a mortgagee to consolidate mortgages (including under section 93 of the Act) does not apply to this Security.

(d)	Any powers of leasing conferred on the Security Agent by law are extended so as to authorise the Security Agent to lease, make agreements for leases, accept surrenders of leases and grant options as the Security Agent may think fit and without the need to comply with any restrictions conferred by law (including under section 99 or 100 of the Act).

52.4	No liability as mortgagee in possession

Neither the Security Agent nor any Receiver will be liable, by reason of entering into possession of a Security Asset:

(a)	to account as mortgagee in possession or for any loss on realisation; or

(b)	for any default or omission for which a mortgagee in possession might be liable.

52.5	Privileges

Each Receiver and the Security Agent is entitled to all the rights, powers, privileges and immunities conferred by law (including the Act) on mortgagees and receivers duly appointed under any law (including the Act).

52.6	Protection of third parties

No person (including a purchaser) dealing with the Security Agent or a Receiver or its or his agents will be concerned to enquire:

(a)	whether the Secured Obligations have become payable;

(b)	whether any power which the Security Agent or a Receiver is purporting to exercise has become exercisable or is being properly exercised;

(c)	whether any money remains due under the Secured Debt Documents; or

(d)	how any money paid to the Security Agent or to that Receiver is to be applied.

52.7	Redemption of prior mortgages

(a)	At any time after this Security has become enforceable, the Security Agent may:

(i)	redeem any prior Security against any Security Asset; and/or

(ii)	procure the transfer of that Security to itself; and/or

(iii)	settle and pass the accounts of the prior mortgagee, chargee or encumbrancer; any accounts so settled and passed will be, in the absence of manifest error, conclusive and binding on the Owner.

(b)	The Owner must pay to the Security Agent, immediately on demand, the costs and expenses incurred by the Security Agent in connection with any such redemption and/or transfer, including the payment of any principal or interest.

53.	RECEIVER

53.1	Appointment of Receiver

(a)	Except as provided below, the Security Agent may appoint any one or more persons to be a Receiver of all or any part of the Security Assets if:

(i)	this Security has become enforceable in accordance with Clause 52.1 (Timing); or

(ii)	the Owner so requests the Security Agent in writing at any time.

(b)	Any appointment under paragraph (a) above may be by deed, under seal or in writing under its hand.

(c)	Except as provided below, any restriction imposed by law on the right of a mortgagee to appoint a Receiver (including under section 109(1) of the Act) does not apply to this Deed.

(d)	The Security Agent is not entitled to appoint a Receiver solely as a result of the obtaining of a moratorium (or anything done with a view to obtaining a moratorium) under section 1A to the Insolvency Act 1986.

(e)	The Security Agent may not appoint an administrative receiver (as defined in section 29(2) of the Insolvency Act 1986) over the Security Assets if the Security Agent is prohibited from so doing by section 72A of the Insolvency Act 1986 and no exception to the prohibition on appointing an administrative receiver applies.

53.2	Removal

The Security Agent may by writing under its hand (subject to any requirement for an order of the court in the case of an administrative receiver) remove any Receiver appointed by it and may, whenever it thinks fit, appoint a new Receiver in the place of any Receiver whose appointment may for any reason have terminated.

53.3	Remuneration

The Security Agent may fix the remuneration of any Receiver appointed by it and any maximum rate imposed by any law (including under section 109(6) of the Act) will not apply.

53.4	Agent of the Owner

(a)	A Receiver will be deemed to be the agent of the Owner for all purposes and accordingly will be deemed to be in the same position as a Receiver duly appointed by a mortgagee under the Act. The Owner is solely responsible for the contracts, engagements, acts, omissions, defaults and losses of a Receiver and for liabilities incurred by a Receiver, unless directly caused by the Receiver’s gross negligence or wilful misconduct.

(b)	No Secured Party will incur any liability (either to the Owner or to any other person) by reason of the appointment of a Receiver or for any other reason.

53.5	Relationship with Security Agent

To the fullest extent allowed by law, any right, power or discretion conferred by this Deed (either expressly or impliedly) or by law on a Receiver may after this Security becomes enforceable be exercised by the Security Agent in relation to any Security Asset without first appointing a Receiver or notwithstanding the appointment of a Receiver.

54.	POWERS OF RECEIVER

54.1	General

(a)	Subject to the terms of any Quiet Enjoyment Letter, a Receiver has all the rights, powers and discretions set out below in this Clause in addition to those conferred on it by any law. This includes:

(i)	in the case of an administrative receiver, all the rights, powers and discretions conferred on an administrative receiver under the Insolvency Act 1986; and

(ii)	otherwise, all the rights, powers and discretions conferred on a receiver (or a receiver and manager) under the Act and the Insolvency Act 1986.

(b)	If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all the powers conferred on a Receiver under this Deed individually and to the exclusion of any other Receiver.

54.2	Possession

A Receiver may take immediate possession of, get in and collect any Security Asset.

54.3	Carry on business

A Receiver may carry on any business of the Owner in any manner he thinks fit.

54.4	Borrow money

A Receiver may raise and borrow money either unsecured or on the security of any Security Asset either in priority to this Security or otherwise and generally on any terms and for whatever purpose which he thinks fit.

54.5	Sale of assets

(a)	A Receiver may sell, exchange, convert into money and realise any Security Asset by public auction or private contract and generally in any manner and on any terms which he thinks fit.

(b)	The consideration for any such transaction may consist of cash, debentures or other obligations, shares, stock or other valuable consideration and any such consideration may be payable in a lump sum or by instalments spread over any period which he thinks fit.

54.6	Compromise

A Receiver may settle, adjust, refer to arbitration, compromise and arrange any claim, account, dispute, question or demand with or by any person who is or claims to be a creditor of the Owner or relating in any way to any Security Asset.

54.7	Legal actions

A Receiver may bring, prosecute, enforce, defend and abandon any action, suit or proceedings in relation to any Security Asset which he thinks fit.

54.8	Receipts

A Receiver may give a valid receipt for any moneys and execute any assurance or thing which may be proper or desirable for realising any Security Asset.

54.9	Delegation

A Receiver may delegate his powers in accordance with this Deed.

54.10	Other powers

A Receiver may:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Deed or by law;

(b)	exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset; and

use the name of the Owner for any of the above purposes.

54.11	Contingencies

If this security is enforced at a time when no amount is due under the Secured Debt Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of the recoveries into a suspense account.

55.	APPLICATION OF PROCEEDS

(a)	All moneys received by the Security Agent in the exercise of its rights under this Deed shall be applied in accordance with clause 15 (Order of application) of the Intercreditor Agreement.

(b)	If the moneys applied in this way are not sufficient fully to pay and discharge the Secured Obligations, the Owner shall continue to be liable for the balance of the Secured Obligations.

56.	POWER OF ATTORNEY

56.1	The Owner by way of security irrevocably appoints each of the Security Agent and any Receiver severally to be its attorney (with full powers of substitution) in its name and on its behalf to do all things which the attorney may consider necessary or desirable to enable it:

(a)	to perform any action which the Owner is obliged to take under this Deed;

(b)	to exercise any of the rights, powers and authorities conferred on it by this Deed or by law; or

(c)	to record this Deed and any document executed pursuant to Clause 45.1 (Perfection and protection of security) in any court, public office or elsewhere.

56.2	The power of attorney in this Clause 56 may only be exercised following the occurrence of an Event of Default and for so long as such Event of Default is continuing but the exercise of such power shall be conclusive evidence of the Security Agent’s or the Receiver’s right to exercise it and no person dealing with the Security Agent or the Receiver shall need to enquire whether an Event of Default has occurred and is continuing , or shall be affected by notice that no Event of Default has occurred or that an Event of Default is not continuing. The Owner ratifies and confirms whatever the attorney does or purports to do under Clause 56.1.

57.	CONTINUING SECURITY

57.1	This Deed and the obligations of the Owner under this Deed shall extend to the ultimate balance owing in respect of the Secured Obligations, regardless of any intermediate payment in whole or in part.

57.2	This Deed is in addition to and is not in any way prejudiced by any other security, guarantee, right, power or remedy now or subsequently held by the Security Agent or any of the other Secured Parties.

57.3	Neither the Security Agent nor any Receiver shall be obliged to enquire about the nature or sufficiency of any payment received by it under this Deed or to take any action to enforce this Deed.

57.4	The Owner shall remain liable to perform all its obligations in relation to the Assigned Property and the Security Agent is not responsible for those obligations.

58.	MISCELLANEOUS

58.1	Covenant to pay

The Owner must pay or discharge the Secured Obligations in the manner provided for in the Secured Debt Documents.

58.2	Tacking

Each Secured Party must perform its obligations under the Secured Debt Documents (including any obligation to make available further advances).

58.3	New Accounts

(a)	If any subsequent charge or other interest affects any Security Asset, any Secured Party may open a new account with the Owner.

(b)	If a Secured Party does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other interest.

(c)	As from that time all payments made to that Secured Party will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Obligation.

58.4	Time deposits

Without prejudice to any right of set-off any Secured Party may have under any Secured Debt Document or otherwise, if any time deposit matures on any account the Owner has with any Secured Party within the Security Period when:

(a)	this Security has become enforceable; and

(b)	no Secured Obligation is due and payable,

that time deposit will automatically be renewed for any further maturity which that Secured Party in its absolute discretion considers appropriate unless that Secured Party otherwise agrees in writing.

58.5	Notice of assignment

This Deed constitutes notice in writing to the Owner of any charge or assignment of a debt or other obligation owed by the Owner to any other member of the Group and contained in any other Transaction Security Document (including, without limitation, any debts and obligations under the Intra-Group Debts).

58.6	Financial collateral

(a)	To the extent that the assets mortgaged or charged under this Deed constitute “financial collateral” and this Deed and the obligations of the Owner under this Deed constitute a “security financial collateral arrangement” (in each case for the purpose of and as defined in the Financial Collateral Arrangements (No. 2) Regulations 2003 (SI 2003 No. 3226)) the Security Agent shall have the right after this Security has become enforceable in accordance with Clause 52.1 (Timing) to appropriate all or any part of that financial collateral in or towards the satisfaction of the Secured Obligations.

(b)	For the purpose of paragraph (a) above, the value of the financial collateral appropriated shall be such amount as the Security Agent reasonably determines having taken into account advice obtained by it from an independent investment or accountancy firm of national standing selected by it.

59.	NOTICES

Any communication to be made under or in connection with this Deed shall be made in writing and, unless otherwise stated, may be made by fax, email or letter, and in accordance with clause 23 (Notices) of the Intercreditor Agreement.

60.	RELEASE

At the end of the Security Period or where otherwise required or permitted by the Intercreditor Agreement, the Security Agent must, at the request and cost of the Owner, take whatever action is reasonably necessary to release the Security Assets from this Security.

61.	COUNTERPARTS

This Deed may be executed in any number of counterparts and all of those counterparts taken together shall be deemed to constitute one and the same instrument.

62.	ENFORCEMENT COSTS

The Owner shall, on demand by the Security Agent, pay (and indemnify the Security Agent and any Receiver against) all costs, expenses, liabilities or other amounts incurred by the Security Agent, any other Secured Party or any Receiver in connection with:

(a)	the taking, holding, protection, enforcement or preservation of this Deed;

(b)	the exercise or purported exercise of any of the rights, powers, discretions and remedies vested in the Security Agent and each Receiver by this Deed or by law unless and to the extent that it was caused by its gross negligence or wilful misconduct;

(c)	any claim (whether relating to the environment or otherwise) made or asserted against it which would not have arisen but for the execution or enforcement of this Deed (unless and to the extent it is caused by its gross negligence or wilful misconduct); or

(d)	any amendment, waiver, consent or release of this Deed,

and pay any remuneration payable to any Receiver.

63.	BENEFIT OF DEED

The Security Agent may assign its rights under this Deed to any person appointed as Security Agent under the Intercreditor Agreement. It is intended that this document takes effect as a deed even though the Security Agent may only execute it under hand.

64.	GOVERNING LAW AND ENFORCEMENT

64.1	This Deed and any non-contractual obligations connected with it are governed by English law.

64.2	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed or any non-contractual obligations connected with this Deed (including a dispute regarding the existence, validity or termination of this Deed) (a Dispute).

64.3	The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and, accordingly, that they shall not argue to the contrary.

64.4	Notwithstanding Clause 64.2, the Security Agent shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Security Agent may take concurrent proceedings in any number of jurisdictions.

64.5	Without prejudice to any other mode of service allowed under any relevant law, the Owner:

(a)	irrevocably appoints the person named in Schedule 17 as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed;

(b)	agrees that failure by the process agent to notify the Owner of the process shall not invalidate the proceedings concerned; and

(c)	if any person appointed as process agent for the Owner is unable for any reason to act as agent for service of process, the Owner must immediately (and in any event within ten (10) days of such event taking place) appoint another agent on terms acceptable to the Security Agent. Failing this, the Security Agent may appoint another agent for this purpose.

This Deed has been executed as a deed, and it has been delivered on the date stated at the beginning of this Deed.

SCHEDULE 17

VESSEL INFORMATION

The Vessel

Name:	m.v. “[•]”

Flag State:	[•]

[Port of Registry:	[•]]

Official Number:	[•]

IMO Number:	[•]

Classification:	[•]

Classification Society:	[•]

Major Casualty Amount:	US$2,000,000 (United States Dollars two million)

Owner

Country of incorporation:	[•]

Registered number:	[•]

Registered office:

The Charter and Charterer

Charter

Date:	[•]

Description:	[time charter][bareboat charter][demise charter] in relation to the Vessel dated [•] between the Owner and the Charterer [insert details of addenda, supplements, side letters etc.]

Allen & Overy LLP

Charterer

Name of Charterer:	[CMA CGM S.A.] [Orient Overseas Container Line (U.K.) Limited]

Country of incorporation of Charterer:	[France] [Cayman Islands]

Registered number of Charterer:	[562 024 422 R.C.S. Marseille] [123322]

Registered office of Charterer:	[4, quai d’Arenc, 13235 Marseille Cedex 02, France] [PO Box 3119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands]

Charter Guarantee

Date:	[•]

Guarantor:	[•]

Ship Management Agreement

Date:	[•]

Manager	[•]

SCHEDULE 18

INSURANCE NOTICE

(For attachment by way of endorsement to the Policy)

[insert name of Owner] of [insert address of Owner] the Owner of the m.v. “[insert name of Vessel]” (the Vessel) GIVES NOTICE that by a first priority Deed of Assignment dated [date] and entered into by us with Citibank, N.A., London Branch of Citigroup Centre, Canada Square, London E14 5LB, UK, there has been assigned by us to [•] as first mortgagees of the Vessel all insurances in respect of the Vessel, including the insurances constituted by the Policy on which this notice is endorsed.

Signed

For and on behalf of

[insert name of Owner]

                                     2017

SCHEDULE 19

LOSS PAYABLE CLAUSES

Loss Payable Clause for hull and machinery (marine and war risks) insurances

By a first priority Deed of Assignment dated [date] [insert the name of Owner] of [insert address of Owner] (the Owner) has assigned to Citibank, N.A., London Branch of Citigroup Centre, Canada Square, London E14 5LB, UK (the Security Agent) all the Owner’s rights under and to all policies and contracts of insurance from time to time taken out or entered into by or for the benefit of the Owner in respect of m.v. “[insert name of Vessel]” and accordingly all claims under this policy shall be paid to [insert details of the relevant Owner’s Earnings Account] unless and until the Security Agent shall have notified the insurers under this policy to the contrary, whereupon all such claims shall be paid to the Security Agent or to its order

Loss Payable Clause for protection and indemnity risks cover

Payment of any recovery which [insert name of Owner] of [insert address of Owner] (the Owner) is entitled to make out of the funds of the Association in respect of any liability, costs or expenses incurred by the Owner, shall be made to the Owner or to its order, unless and until the Association receives notice to the contrary from Citibank, N.A., London Branch of Citigroup Centre, Canada Square, London E14 5LB, UK (the Security Agent) in which event all recoveries shall after such time be paid to the Security Agent or its order; provided always that no liability whatsoever shall attach to the Association, its Managers or their agents for failure to comply with the latter obligation until the expiry of two (2) clear business days from the receipt of such notice.

SCHEDULE 20

CHARTERER NOTICE (PART 1)

To:	[•]

From:	[insert name of Owner]

Date:	[•]

Dear Sirs,

m.v. “[insert name of Vessel]” (the Vessel)

6.	We refer to:

(a)	the time charterparty in respect of the Vessel entered into between us and you dated [•] (as amended, restated, novated, supplemented or replaced from time to time) (the Time Charter); and

(b)	a Deed of Assignment entered into between us and Citibank, N.A., London Branch, in its capacity as security agent for and on behalf of the Secured Parties (the Security Agent) dated [•] (the Assignment).

7.	Terms defined in the Assignment (whether defined in the Assignment or incorporated by reference) shall have the same meaning in this notice.

8.	This letter constitutes notice to you that, by the Assignment, we have assigned to the Security Agent absolutely by way of Security all of our rights, title and interest, present and future, in and to the Time Charter and the Earnings payable thereunder as set out in the Assignment.

9.	We confirm that:

(a)	We will remain liable under the Time Charter to perform all of the obligations assumed by us under the Time Charter.

(b)	We have, by way of Security, irrevocably and severally appointed the Security Agent, together with any Receiver appointed by the Security Agent and any of its Delegates as our attorney to take any action which we are obliged to take under the Assignment after an Event of Default has occurred which is continuing. None of the Security Agent, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of the Time Charter.

(c)	We will remain entitled to exercise all of our rights, powers and discretions under the Time Charter, and you should continue to give notices under the Time Charter to us, unless and until you receive notice from the Security Agent to the contrary stating that an Event of Default has occurred and is continuing. In this event, all of the rights, powers and discretions will be exercisable by, and notices must be given to, the Security Agent or as it directs.

(d)	Following a notice from the Security Agent that an Event of Default has occurred and is continuing, you are irrevocably authorised and directed to pay all amounts payable under or pursuant to the Time Charter to such account as the Security Agent may specify.

10.	The authority and instructions herein contained cannot be revoked or varied by us without the consent of the Security Agent.

11.	Please acknowledge receipt of this notice by executing and delivering to us and to the Security Agent the attached acknowledgement.

Yours faithfully,

Authorised Signatory for and on behalf of [insert name of Owner] as Assignor

Acknowledgement from Charterer

To:	Citibank, N.A., London Branch Citigroup Centre Canada Square London E14 5LB UK, (in its capacity as security agent for and on behalf of each of the Secured Parties (the Security Agent)

Copied to:	[insert name of Owner] (the Assignor)

Date:	[•]

Dear Sirs,

m.v. “[insert name of Vessel]” (the Vessel)

We acknowledge receipt from the Assignor of a notice (the Notice) dated [•] of an assignment on the terms of the Deed of Assignment dated [•] between the Assignor and the Security Agent of all of the Assignor’s rights in respect of the Time Charter (as defined in the Notice).

We confirm that we have received no other notice of any assignment of, or charge over, the Time Charter or any sums payable thereunder. We acknowledge receipt of the Notice from the Assignor and agree and undertake to be bound by its terms.

This letter is governed by English law.

Yours faithfully,

Authorised Signatory for and on behalf of [•]

CHARTERER NOTICE (PART 2)

To:	[•]

From:	[insert name of Owner]

Date:	[•]

Dear Sirs,

m.v. “[insert name of Vessel]” (the Vessel)

12.	We refer to:

(a)	the time charterparty in respect of the Vessel entered into between us and you dated [•] (as amended, restated, novated, supplemented or replaced from time to time) (the Time Charter); and

(b)	an assignment entered into between us and Citibank, N.A., London Branch, in its capacity as security agent for and on behalf of the Secured Parties (the Security Agent) dated [•] (the Assignment).

13.	Terms defined in the Assignment (whether defined in the Assignment or incorporated by reference) shall have the same meaning in this notice.

14.	This letter constitutes notice to you that, by the Assignment, we have assigned to the Security Agent absolutely by way of Security all of our rights, title and interest, present and future, in and to the Time Charter and the Earnings payable thereunder as set out in the Assignment.

15.	We confirm that:

(a)	We will remain liable under the Time Charter to perform all of the obligations assumed by us under the Time Charter.

(b)	We have, by way of Security, irrevocably and severally appointed the Security Agent, together with any Receiver appointed by the Security Agent and any of its Delegates as our attorney to take any action which we are obliged to take under the Assignment after an Event of Default has occurred. None of the Security Agent, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of the Time Charter.

(c)	We will remain entitled to exercise all of our rights, powers and discretions under the Time Charter, and you should continue to give notices under the Time Charter to us, unless and until you receive notice from the Security Agent to the contrary stating that an Event of Default has occurred and is, at the time such notice is given, continuing. In this event, all of the rights, powers and discretions will be exercisable by, and notices must be given to, the Security Agent or as it directs.

(d)	Following a notice from the Security Agent that an Event of Default has occurred and is continuing, you are irrevocably authorised and directed to pay all amounts payable under or pursuant to the Time Charter to such account as the Security Agent may specify.

16.	The authority and instructions herein contained cannot be revoked or varied by us without the consent of the Security Agent.

17.	Please acknowledge receipt of this notice by executing and delivering to us and to the Security Agent the attached acknowledgement.

Yours faithfully,

Authorised Signatory for and on behalf of [insert name of Owner] as Assignor

Acknowledgement from Charterer

To:	Citibank, N.A., London Branch Citigroup Centre Canada Square London E14 5LB UK, (in its capacity as security agent for and on behalf of each of the Secured Parties (the Security Agent)

Copied to:	[insert name of Owner] (the Assignor)

Date:	[•]

Dear Sirs,

m.v. “[insert name of Vessel]” (the Vessel)

We acknowledge receipt from the Assignor of a notice (the Notice) dated [•] of an assignment on the terms of the Deed of Assignment dated [•] between the Assignor and the Security Agent of all of the Assignor’s rights in respect of the Time Charter (as defined in the Notice).

We confirm that we have received no other notice of any assignment of, or charge over, the Time Charter or any sums payable thereunder. We acknowledge receipt of the Notice from the Assignor and, provided that it is not inconsistent with the Time Charter, we agree and undertake to be bound by its terms.

This letter is governed by English law.

Yours faithfully,

Authorised Signatory for and on behalf of [•]

SCHEDULE 21

CHARTER GUARANTOR NOTICE

To:	[•]

From:	[insert name of Owner]

Date:	[•]

Dear Sirs,

m.v. “[insert name of Vessel]” (the Vessel)

18.	We refer to:

(a)	the time charterparty in respect of the Vessel entered into between us and [•] (the Charterer) dated [•] (as amended, restated, novated, supplemented or replaced from time to time) (the Time Charter);

(b)	the guarantee issued by you in our favour in respect of the Charterer’s obligations to us under the Time Charter dated [•] (as amended, restated, novated, supplemented or replaced from time to time) (the Guarantee); and

(c)	a Deed of Assignment entered into between us and Citibank, N.A., London Branch, in its capacity as security agent for and on behalf of the Secured Parties (the Security Agent) dated [•] (the Assignment).

19.	Terms defined in the Assignment (whether defined in the Assignment or incorporated by reference) shall have the same meaning in this notice.

20.	This letter constitutes notice to you that, by the Assignment, we have assigned to the Security Agent absolutely by way of security all of our rights, title and interest, present and future, in and to the Guarantee and any amounts payable thereunder as set out in the Assignment.

21.	We confirm that:

(a)	We will remain liable under the Guarantee to perform all of the obligations assumed by us under the Guarantee.

(b)	We have, by way of Security, irrevocably and severally appointed the Security Agent, together with any Receiver appointed by the Security Agent and any of its Delegates as our attorney to take any action which we are obliged to take under the Assignment after an Event of Default has occurred and is continuing. None of the Security Agent, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of the Guarantee.

(c)	We will remain entitled to exercise all of our rights, powers and discretions under the Guarantee, and you should continue to give notices under the Guarantee to us, unless and until you receive notice from the Security Agent to the contrary stating that an Event of Default has occurred and is continuing. In this event, all of the rights, powers and discretions will be exercisable by, and notices must be given to, the Security Agent or as it directs.

(d)	Following a notice from the Security Agent that an Event of Default has occurred and is continuing, you are irrevocably authorised and directed to pay all amounts payable under or pursuant to the Guarantee to such account as the Security Agent may specify.

22.	The authority and instructions herein contained cannot be revoked or varied by us without the consent of the Security Agent.

23.	Please acknowledge receipt of this notice by executing and delivering to us and to the Security Agent the attached acknowledgement.

Yours faithfully,

Authorised Signatory for and on behalf of [insert name of Owner] as Assignor

Acknowledgement from Charter Guarantor

To:	Citibank, N.A., London Branch Citigroup Centre Canada Square London E14 5LB UK, (in its capacity as security agent for and on behalf of each of the Secured Parties (the Security Agent)

Copied to:	[insert name of Owner] (the Assignor)

Date:	[•]

Dear Sirs,

m.v. “[insert name of Vessel]” (the Vessel)

We acknowledge receipt from the Assignor of a notice (the Notice) dated [•] of an assignment on the terms of the Deed of Assignment dated [•] between the Assignor and the Security Agent of all of the Assignor’s rights in respect of the Guarantee (as defined in the Notice).

We confirm that we have received no other notice of any assignment of, or charge over, the Guarantee or any sums payable thereunder. We acknowledge receipt of the Notice from the Assignor and agree and undertake to be bound by its terms.

This letter is governed by English law.

Yours faithfully,

Authorised Signatory for and on behalf of [•]

SCHEDULE 22

SHIP MANAGER NOTICE

To:	[Manager]

From:	[•]

Date:	[•]

Dear Sirs,

m.v. “[Vessel name]”

1.	We refer to:

(a)	the management agreement between us and you dated [•] (the “Management Agreement”); and

(b)	an assignment between ourselves and Citibank, N.A., London Branch in its capacity as security agent for and on behalf of the Secured Parties (the “Security Agent”) dated [•] 2017 (the “Deed of Assignment”).

2.	Terms defined in the Deed of Assignment (whether defined in the Deed of Assignment or incorporated by reference) shall have the same meaning in this notice.

3.	This letter constitutes notice to you that, by the Deed of Assignment, we have assigned to the Security Agent absolutely by way of Security all of our rights, title and interest, present and future, in and to the Management Agreement.

We confirm that:

(a)	We will remain liable under the Management Agreement to perform all of the obligations assumed by us under the Management Agreement.

(b)	We have, by way of Security, irrevocably and severally appointed the Security Agent, together with any Receiver appointed by the Security Agent and any of its Delegates as our attorney to take any action which we are obliged to take under the Deed of Assignment after an Event of Default has occurred and for so long as such Event of Default is continuing. None of the Security Agent, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of the Management Agreement.

(c)	We will remain entitled to exercise all of our rights, powers and discretions under the Management Agreement, and you should continue to give notices under the Management Agreement to us, unless and until you receive notice from the Security Agent to the contrary stating that an Event of Default has occurred and is, at the time such notice is given, continuing. In this event, all of the rights, powers and discretions will be exercisable by, and notices must be given to, the Security Agent or as it directs.

(d)	Please note that, except as permitted in the Secured Debt Documents, we have agreed that we will not make, or agree to make, any amendment to any provision of the Management Agreement. We have also agreed that we will not terminate or take any other action with respect to the Management Agreement. The authority and instructions herein contained cannot be revoked or varied by us without the consent of the Security Agent.

Please acknowledge receipt of this notice by executing and delivering to us and to the Security Agent the attached acknowledgement.

Yours faithfully,

Authorised Signatory for and on behalf of [•] as Assignor

ACKNOWLEDGEMENT SHIP MANAGER

From:	[•]

To:	Citibank, N.A., London Branch Citigroup Centre Canada Square London E14 5LB UK, (in its capacity as security agent for and on behalf of each of the Secured Parties (the Security Agent)

Copied to:	[•] (the “Assignor”)

Date:	[•]

Dear Sirs,

We acknowledge receipt from the Assignor of a notice (the “Notice”) dated [•] of an assignment on the terms of the Deed of Assignment dated [•] 2017 between the Assignor and the Security Agent of all of the Assignor’s rights in respect of the Management Agreement.

We confirm that we have received no other notice of any assignment or, or charge over, the Management Agreement or any sums payable thereunder. We acknowledge receipt of the Notice from the Assignor and agree and undertake to be bound by its terms.

This letter is governed by English law.

Yours faithfully,

Authorised Signatory for and on behalf of [•]

SIGNATORIES

The Owner

[EXECUTED as a DEED for and on behalf of [INSERT NAME OF OWNER]	)
by [ ]	)
and
[ ]	)
duly authorised representatives pursuant to Resolutions signed by all the Directors dated [•] in the presence of:	)

Witness

Name:

Address

Accupation: ]9

[SEALED with the COMMON SEAL of

[•]

and signed by [name of director]

as director]10

The Security Agent[11]

SIGNED by	)

CITIBANK, N.A., LONDON BRANCH	)

[Signature/Title]

[9]	Execution block for Cypriot entities.
[10]	Execution block for HK entities
[11]	Execution block TBC

APPENDIX 2

FORM OF INTRACOMPANY LOAN ASSIGNMENT

DEED OF ASSIGNMENT

                     2017

GLOBAL SHIP LEASE, INC.

as Parent

and

CITIBANK, N.A., LONDON BRANCH

as Security Agent

This Deed of Assignment is subject to the terms

of an Intercreditor Agreement dated             2017

Schedule

23.	The Intra-Group Loan Agreements
24.	Form of Notice of Assignment	238

SIGNATORIES		238

THIS DEED is dated             2017 and made BETWEEN:

(10)	GLOBAL SHIP LEASE, INC., a corporation incorporated according to the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the Parent); and

(11)	CITIBANK, N.A., LONDON BRANCH as security agent for the Secured Parties (as defined in the Intercreditor Agreement referred to below) (the Security Agent).

BACKGROUND:

(C)	The Parent enters into this Deed in connection with the Secured Debt Documents.

(D)	It is intended that this document takes effect as a deed notwithstanding the fact that a party may only execute this document under hand.

IT IS AGREED as follows:

65.	INTERPRETATION

65.1	Definitions

(a)	Terms defined in the Intercreditor Agreement have, unless expressly defined in this Deed, the same meaning when used in this Deed.

(b)	In this Deed:

Act means the Law of Property Act 1925.

Assigned Property means all of the rights which the Parent has now or may obtain at any time in the future under or in connection with any Intra-Group Loan Agreements.

Initial Intra-Group Loan Agreement means the intra-group loan agreement dated             2017 and made between the Parent as lender and the companies listed in schedule 1 thereto as borrowers;

Intra-Group Loan Agreements means:

(a)	the Initial Intra-Group Loan Agreement; and

(b)	any loan or other similar agreement under which the Parent makes loans, credit or other financial arrangements available to any other Credit Facility Guarantor from time to time.

Intercreditor Agreement means the intercreditor agreement dated             2017 and made between, among others, Global Ship Lease, Inc. as the parent and issuer, Citibank International plc as term agent, Citibank, N.A., London Branch as senior secured note trustee and the Security Agent.

Notice of Assignment means the notice of assignment in the form set out in Schedule 23 or:

(a)	prior to the Term Lender Discharge Date, any other form approved in writing by the Security Agent acting on the instructions of the Term Agent; and

(b)	at any time thereafter, in any other form not materially less favourable to the Secured Parties remaining at such time, as determined in good faith by the Parent and certified to the Security Agent in an officer’s certificate.

Receiver means an administrative receiver, a receiver and manager or a receiver, in each case, appointed under this Deed.

Secured Debt Document means each of this Deed, the Intercreditor Agreement, the Credit Facility Documents, the Pari Passu Debt Documents, the Security Documents and any other document designated as such by the Security Agent and the Parent.

Secured Obligations means all the Liabilities and all other present and future liabilities and obligations at any time due, owing or incurred by any member of the Group and by each Debtor to any Secured Party under the Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

Security Assets means all assets from time to time of the Parent which are the subject of this Security.

Security Period means the period beginning on the date of this Deed and ending on the earlier of:

(c)	the Final Discharge Date; and

(d)	the date of any release of this Security required under the provisions of the Intercreditor Agreement.

65.2	Construction

(a)	Unless a contrary indication appears, a reference in this Deed to:

(i)	assets includes present and future properties, revenues and rights of every description;

(ii)	a Debt Document or any other agreement or instrument is a reference to that Debt Document, or other agreement or instrument, as amended (including any increase in, extension of or change to any facility made available under that Debt Document), novated, supplemented, extended or restated as permitted by this Deed;

(iii)	enforcing (or any derivation) this Deed includes:

(A)	the appointment of an administrator (or any analogous officer in any jurisdiction) of a Debtor by the Security Agent; and

(B)	the making of a demand under clause 18.2 (Parallel debt) of the Intercreditor Agreement by the Security Agent;

(iv)	a person includes any individual, trust, firm, fund, company, corporation, partnership, joint venture, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(v)	proceeds of a Distressed Disposal or of a Debt Disposal includes proceeds in cash;

(vi)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but if not having the force of law being one with which it is the practice of the relevant person to comply) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(vii)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	The term this Security means any security created by this Deed.

(c)	Any covenant of the Parent under this Deed (other than a payment obligation) remains in force only during the Security Period.

(d)	If the Security Agent considers that an amount paid to a Secured Party under a Secured Debt Document is capable of being avoided or otherwise set aside on the liquidation or administration of the payer or otherwise, then that amount will not be considered to have been irrevocably paid for the purposes of this Deed.

(e)	Unless the context otherwise requires, a reference to a Security Asset includes:

(i)	any part of that Security Asset;

(ii)	any proceeds of that Security Asset; and

(iii)	any present and future assets of that type.

(f)	If there is a conflict between the provisions of this Deed and the Intercreditor Agreement, the Intercreditor Agreement shall prevail.

65.3	Third party rights

(a)	Unless expressly provided to the contrary in this Deed, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce or to enjoy the benefit of any term of this Deed.

(b)	Notwithstanding any term of this Deed, the consent of any person who is not a Party is not required to rescind or vary this Deed at any time.

(c)	Any Secured Party that is not a Party may enforce and enjoy the benefit of any Clause which expressly confers rights on it, subject to paragraph (b) above and the provisions of the Third Parties Act.

66.	CREATION OF SECURITY

66.1	General

(a)	All Security created under this Deed:

(i)	is created in favour of the Security Agent;

(ii)	is security for the payment, discharge and performance of all the Secured Obligations; and

(iii)	is made with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994.

(b)	The Security Agent holds the benefit of this Deed on trust for the Secured Parties.

(c)	The fact that no or incomplete details of any Security Assets are referred to in this Deed does not affect the validity or enforceability of this Security.

66.2	Assigned Property

(a)	Subject to paragraph (b), below, the Parent assigns absolutely, subject to a proviso for re-assignment on redemption, all of its rights in respect of the Assigned Property.

(b)	To the extent that any right described in paragraph (a) above is not assignable or capable of assignment, the assignment of that right purported to be effected by paragraph (a) shall operate as an assignment of any damages, compensation, remuneration, profit, rent or income which the Parent may derive from that right or be awarded or entitled to in respect of that right.

67.	NOTICES

67.1	The Parent shall give written notice (in the form of the Notice of Assignment and otherwise in such form as the Security Agent shall require consistent with this Clause 43) of the assignment in this Deed to anyone from whom any part of the Assigned Property is or may be due and provide the Security Agent with as many of such notices signed by the Parent as the Security Agent may require.

67.2	The Parent shall on the date of this Deed give notice of the assignment by this Deed of its rights under the Initial Intra-Group Loan Agreement in the form of the Notice of Assignment.

67.3	If any party accedes to the Initial Intra-Group Loan Agreement as borrower, the Parent shall, on the date of such accession, give notice of the assignment by this by this Deed of its rights under the Intra-Group Loan Agreements in the form of the Notice of Assignment.

67.4	The Parent shall use reasonable endeavours to procure that any notice given pursuant to this Clause 43 is acknowledged by the recipient in the manner attached to such form.

68.	PRESERVATION OF SECURITY

68.1	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Debtor or any security for those obligations or otherwise) is made by a Secured Party in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of the Parent under this Deed will continue or be reinstated as if the discharge, release or arrangement had not occurred.

68.2	Waiver of defences

The obligations of the Parent under this Deed will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Deed (without limitation and whether or not known to it or to any Secured Party), including:

(a)	any time, waiver or consent granted to, or composition with, any Debtor or any other person;

(b)	the release of any Debtor or any other person;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or any other person;

(d)	any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(e)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or any other person;

(f)	any amendment (however fundamental) or replacement of a Debt Document or any other document or security;

(g)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security; or

(h)	any insolvency or similar proceedings.

68.3	Immediate recourse

The Parent waives any right it may have of first requiring any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Parent under this Deed. This waiver applies irrespective of any law or any provision of a Debt Document to the contrary.

68.4	Appropriations

Until the Secured Obligations have been irrevocably and unconditionally discharged in full, each Secured Party (or any trustee or agent on its behalf) or a Receiver may:

(a)	refrain from applying or enforcing any other money, security or rights held or received by it (or any trustee or agent on its behalf) in respect of the Secured Obligations, or apply and enforce the same in the manner and order it thinks fit (whether against those amounts or otherwise) and the Parent will not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any money received from the Parent or on account of the Parent’s liability under this Deed.

68.5	Deferral of Parent’s rights

Unless the Security Agent otherwise directs, the Parent will not exercise any rights (including rights of set-off) which it may have by reason of performance by it of its obligations under the Debt Documents or by reason of any amount being payable, or liability arising, under this Deed:

(a)	to be indemnified or reimbursed by any other Debtor;

(b)	to claim any contribution from any other Debtor in relation to any Debtor’s obligations under the Debt Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Parties under the Debt Documents or of any other guarantee or security taken under, or in connection with, the Debt Documents by any Secured Party;

(d)	to bring legal or other proceedings for an order requiring any other Debtor to make any payment, or perform any obligation, in respect of which the Parent has given a guarantee, undertaking or indemnity under this Deed;

(e)	to exercise any right of set-off against any other Debtor; and/or

(f)	to claim or prove as a creditor of any other Debtor in competition with any Secured Party.

68.6	If the Parent receives any benefit, payment or distribution in relation to such rights it must hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Secured Parties by the Debtors under or in connection with the Debt Documents to be repaid in full on trust for the Secured Parties and must promptly pay an equal amount to the Security Agent or as the Security Agent may direct for application in accordance with this Deed.

69.	RESTRICTIONS

The Parent must not:

(a)	create or permit to subsist any Security on or over any Security Assets; or

(b)	either in a single transaction or in a series of transactions (whether related or not and whether voluntarily or involuntarily) sell, transfer, assign, lease, sub-license, hire out or otherwise dispose of all or any part of the Security Assets or the right to receive or to be paid the proceedings arising on the disposal of the same, or agree or attempt to do so; or

(c)	dispose of the equity of redemption in respect of all or any part of the Security Assets,

(in each case) except as permitted under the Secured Debt Documents.

70.	PERFECTION AND PROTECTION OF SECURITY

The Parent shall, at its own expense, take whatever action as may be necessary, or upon the request of the Security Agent or a Receiver at any time and from time to time, for:

(a)	creating, perfecting or protecting any security intended to be created by or pursuant to this Deed;

(b)	facilitating the realisation of any Security Asset; or

(c)	facilitating the exercise of any right, power or discretion exercisable by the Security Agent or any Receiver or any of their respective delegates or sub-delegates in respect of any Security Asset.

This includes:

(i)	the re-execution of this Deed;

(ii)	the execution of any legal mortgage, charge, transfer, conveyance, assignment or assurance of any property, whether to the Security Agent or to its nominee; and

(iii)	the giving of any notice, order or direction and the making of any filing or registration, which, in any such case, the Security Agent (acting reasonably) may think expedient.

71.	REPRESENTATIONS

The Parent represents and warrants that:

(a)	it is the sole legal and beneficial owner of the Assigned Property free from all Security except as permitted by the Secured Debt Documents;

(b)	it has not disposed of any of Assigned Property except as permitted by the Secured Debt Documents; and

(c)	this Deed creates the Security it purports to create and is not liable to be avoided or otherwise set aside on its liquidation or administration or otherwise.

72.	INTRA-GROUP LOAN AGREEMENTS UNDERTAKINGS

72.1	Intra-Group Loan Agreements performance

(a)	The Parent shall perform in all material respects its obligations under the Intra-Group Loan Agreements.

(b)	The Parent shall take all such reasonable action as may be reasonably necessary to enforce its rights promptly under the Intra-Group Loan Agreements and to collect any and all sums owing to it under the Intra-Group Loan Agreements, if, in either case, failure to do so will materially affect the ability of the Debtors (taken as a whole) to fulfil their respective obligations under the Debt Documents.

72.2	Termination and amendment of Intra-Group Loan Agreements

The Parent shall not amend or waive any term of, or terminate, or take any other action with respect to the Intra-Group Loan Agreements, except in compliance with the Secured Debt Documents.

73.	ENFORCEMENT

73.1	Timing

This Security will become immediately enforceable if an Event of Default occurs and is continuing.

73.2	Enforcement

After this Security has become enforceable in accordance with Clause 52.1 (Timing), the Security Agent may in its absolute discretion enforce all or any part of this Security in accordance with the terms of the Intercreditor Agreement.

73.3	General

(a)	The power of sale and any other power conferred on a mortgagee by law (including under section 101 of the Act) as varied or amended by this Deed will be immediately exercisable at any time after this Security has become enforceable and, in addition, the Security Agent may:

(i)	exercise any of the Parent’s rights under the Intra-Group Loan Agreements, including any right to terminate or rescind an Intra-Group Loan Agreement;

(ii)	agree with any party to an Intra-Group Loan Agreement to terminate or rescind or amend or vary or replace that Intra-Group Loan Agreement or any person’s obligations under it on such terms and conditions as the Security Agent and that party may mutually agree;

(iii)	collect, recover and give a good discharge for any moneys or claims in respect of the Security Assets and permit any brokers through whom collection or recovery is effected to charge the usual brokerage for doing so;

(iv)	assign the Security Assets;

(v)	settle, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person relating to the Security Assets;

(vi)	bring, prosecute, defend or abandon any action, suit or proceedings in relation to the Security Assets; and/or

(vii)	do anything incidental or conducive to the exercise of its rights as assignee of the Security Assets.

(b)	For the purposes of all powers implied by law, the Secured Obligations are deemed to have become due and payable on the date of this Deed.

(c)	Any restriction imposed by law on the power of sale (including under section 103 of the Act) or the right of a mortgagee to consolidate mortgages (including under section 93 of the Act) does not apply to this Security.

(d)	Any powers of leasing conferred on the Security Agent by law are extended so as to authorise the Security Agent to lease, make agreements for leases, accept surrenders of leases and grant options as the Security Agent may think fit and without the need to comply with any restrictions conferred by law (including under section 99 or 100 of the Act).

73.4	No liability as mortgagee in possession

Neither the Security Agent nor any Receiver will be liable, by reason of entering into possession of a Security Asset:

(a)	to account as mortgagee in possession or for any loss on realisation; or

(b)	for any default or omission for which a mortgagee in possession might be liable.

73.5	Privileges

Each Receiver and the Security Agent is entitled to all the rights, powers, privileges and immunities conferred by law (including the Act) on mortgagees and receivers duly appointed under any law (including the Act).

73.6	Protection of third parties

No person (including a purchaser) dealing with the Security Agent or a Receiver or its or his agents will be concerned to enquire:

(a)	whether the Secured Obligations have become payable;

(b)	whether any power which the Security Agent or a Receiver is purporting to exercise has become exercisable or is being properly exercised;

(c)	whether any money remains due under the Secured Debt Documents; or

(d)	how any money paid to the Security Agent or to that Receiver is to be applied.

73.7	Redemption of prior mortgages

(a)	At any time after this Security has become enforceable, the Security Agent may:

(i)	redeem any prior Security against any Security Asset; and/or

(ii)	procure the transfer of that Security to itself; and/or

(iii)	settle and pass the accounts of the prior mortgagee, chargee or encumbrancer; any accounts so settled and passed will be, in the absence of manifest error, conclusive and binding on the Parent.

(b)	The Parent must pay to the Security Agent, immediately on demand, the costs and expenses incurred by the Security Agent in connection with any such redemption and/or transfer, including the payment of any principal or interest.

74.	RECEIVER

74.1	Appointment of Receiver

(a)	Except as provided below, the Security Agent may appoint any one or more persons to be a Receiver of all or any part of the Security Assets if:

(i)	this Security has become enforceable in accordance with Clause 52.1 (Timing); or

(ii)	the Parent so requests the Security Agent in writing at any time.

(b)	Any appointment under paragraph (a) above may be by deed, under seal or in writing under its hand.

(c)	Except as provided below, any restriction imposed by law on the right of a mortgagee to appoint a Receiver (including under section 109(1) of the Act) does not apply to this Deed.

(d)	The Security Agent is not entitled to appoint a Receiver solely as a result of the obtaining of a moratorium (or anything done with a view to obtaining a moratorium) under section 1A to the Insolvency Act 1986.

(e)	The Security Agent may not appoint an administrative receiver (as defined in section 29(2) of the Insolvency Act 1986) over the Security Assets if the Security Agent is prohibited from so doing by section 72A of the Insolvency Act 1986 and no exception to the prohibition on appointing an administrative receiver applies.

74.2	Removal

The Security Agent may by writing under its hand (subject to any requirement for an order of the court in the case of an administrative receiver) remove any Receiver appointed by it and may, whenever it thinks fit, appoint a new Receiver in the place of any Receiver whose appointment may for any reason have terminated.

74.3	Remuneration

The Security Agent may fix the remuneration of any Receiver appointed by it and any maximum rate imposed by any law (including under section 109(6) of the Act) will not apply.

74.4	Agent of the Parent

(a)	A Receiver will be deemed to be the agent of the Parent for all purposes and accordingly will be deemed to be in the same position as a Receiver duly appointed by a mortgagee under the Act. The Parent is solely responsible for the contracts, engagements, acts, omissions, defaults and losses of a Receiver and for liabilities incurred by a Receiver, unless directly caused by the Receiver’s gross negligence or wilful misconduct.

(b)	No Secured Party will incur any liability (either to the Parent or to any other person) by reason of the appointment of a Receiver or for any other reason.

74.5	Relationship with Security Agent

To the fullest extent allowed by law, any right, power or discretion conferred by this Deed (either expressly or impliedly) or by law on a Receiver may after this Security becomes enforceable be exercised by the Security Agent in relation to any Security Asset without first appointing a Receiver or notwithstanding the appointment of a Receiver.

75.	POWERS OF RECEIVER

75.1	General

(a)	a Receiver has all the rights, powers and discretions set out below in this Clause in addition to those conferred on it by any law. This includes:

(i)	in the case of an administrative receiver, all the rights, powers and discretions conferred on an administrative receiver under the Insolvency Act 1986; and

(ii)	otherwise, all the rights, powers and discretions conferred on a receiver (or a receiver and manager) under the Act and the Insolvency Act 1986.

(b)	If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all the powers conferred on a Receiver under this Deed individually and to the exclusion of any other Receiver.

75.2	Possession

A Receiver may take immediate possession of, get in and collect any Security Asset.

75.3	Carry on business

A Receiver may carry on any business of the Parent in any manner he thinks fit.

75.4	Borrow money

A Receiver may raise and borrow money either unsecured or on the security of any Security Asset either in priority to this Security or otherwise and generally on any terms and for whatever purpose which he thinks fit.

75.5	Sale of assets

(a)	A Receiver may sell, exchange, convert into money and realise any Security Asset by public auction or private contract and generally in any manner and on any terms which he thinks fit.

(b)	The consideration for any such transaction may consist of cash, debentures or other obligations, shares, stock or other valuable consideration and any such consideration may be payable in a lump sum or by instalments spread over any period which he thinks fit.

75.6	Compromise

A Receiver may settle, adjust, refer to arbitration, compromise and arrange any claim, account, dispute, question or demand with or by any person who is or claims to be a creditor of the Parent or relating in any way to any Security Asset.

75.7	Legal actions

A Receiver may bring, prosecute, enforce, defend and abandon any action, suit or proceedings in relation to any Security Asset which he thinks fit.

75.8	Receipts

A Receiver may give a valid receipt for any moneys and execute any assurance or thing which may be proper or desirable for realising any Security Asset.

75.9	Delegation

A Receiver may delegate his powers in accordance with this Deed.

75.10	Other powers

A Receiver may:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Deed or by law;

(b)	exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset; and

use the name of the Parent for any of the above purposes.

75.11	Contingencies

If this security is enforced at a time when no amount is due under the Secured Debt Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of the recoveries into a suspense account.

76.	APPLICATION OF PROCEEDS

(a)	All moneys received by the Security Agent in the exercise of its rights under this Deed shall be applied in accordance with clause 15 (Order of application) of the Intercreditor Agreement.

(b)	If the moneys applied in this way are not sufficient fully to pay and discharge the Secured Obligations, the Parent shall continue to be liable for the balance of the Secured Obligations.

77.	POWER OF ATTORNEY

77.1	The Parent by way of security irrevocably appoints each of the Security Agent and any Receiver severally to be its attorney (with full powers of substitution) in its name and on its behalf to do all things which the attorney may consider necessary or desirable to enable it:

(a)	to perform any action which the Parent is obliged to take under this Deed;

(b)	to exercise any of the rights, powers and authorities conferred on it by this Deed or by law; or

(c)	to record this Deed and any document executed pursuant to Clause 45.1 (Perfection and protection of security) in any court, public office or elsewhere.

77.2	The power of attorney in this Clause 56 may only be exercised following the occurrence of an Event of Default and for so long as such Event of Default is continuing but the exercise of such power shall be conclusive evidence of the Security Agent’s or the Receiver’s right to exercise it and no person dealing with the Security Agent or the Receiver shall need to enquire whether an Event of Default has occurred and is continuing , or shall be affected by notice that no Event of Default has occurred or that an Event of Default is not continuing. The Parent ratifies and confirms whatever the attorney does or purports to do under Clause 56.1.

78.	CONTINUING SECURITY

78.1	This Deed and the obligations of the Parent under this Deed shall extend to the ultimate balance owing in respect of the Secured Obligations, regardless of any intermediate payment in whole or in part.

78.2	This Deed is in addition to and is not in any way prejudiced by any other security, guarantee, right, power or remedy now or subsequently held by the Security Agent or any of the other Secured Parties.

78.3	Neither the Security Agent nor any Receiver shall be obliged to enquire about the nature or sufficiency of any payment received by it under this Deed or to take any action to enforce this Deed.

78.4	The Parent shall remain liable to perform all its obligations in relation to the Assigned Property and the Security Agent is not responsible for those obligations.

79.	MISCELLANEOUS

79.1	Covenant to pay

The Parent must pay or discharge the Secured Obligations in the manner provided for in the Secured Debt Documents.

79.2	Tacking

Each Secured Party must perform its obligations under the Secured Debt Documents (including any obligation to make available further advances).

79.3	Notice of assignment

This Deed constitutes notice in writing to the Parent of any charge or assignment of a debt or other obligation owed by the Parent to any other member of the Group and contained in any other Transaction Security Document (including, without limitation, any debts and obligations under the Intra-Group Debts).

79.4	Financial collateral

(a)	To the extent that the assets mortgaged or charged under this Deed constitute “financial collateral” and this Deed and the obligations of the Parent under this Deed constitute a “security financial collateral arrangement” (in each case for the purpose of and as defined in the Financial Collateral Arrangements (No. 2) Regulations 2003 (SI 2003 No. 3226)) the Security Agent shall have the right after this Security has become enforceable in accordance with Clause 52.1 (Timing) to appropriate all or any part of that financial collateral in or towards the satisfaction of the Secured Obligations.

(b)	For the purpose of paragraph (a) above, the value of the financial collateral appropriated shall be such amount as the Security Agent reasonably determines having taken into account advice obtained by it from an independent investment or accountancy firm of national standing selected by it.

80.	NOTICES

Any communication to be made under or in connection with this Deed shall be made in writing and, unless otherwise stated, may be made by fax, email or letter, and in accordance with clause 23 (Notices) of the Intercreditor Agreement.

81.	RELEASE

At the end of the Security Period or where otherwise required or permitted by the Intercreditor Agreement, the Security Agent must, at the request and cost of the Parent, take whatever action is reasonably necessary to release the Security Assets from this Security.

82.	COUNTERPARTS

This Deed may be executed in any number of counterparts and all of those counterparts taken together shall be deemed to constitute one and the same instrument.

83.	ENFORCEMENT COSTS

The Parent shall, on demand by the Security Agent, pay (and indemnify the Security Agent and any Receiver against) all costs, expenses, liabilities or other amounts incurred by the Security Agent, any other Secured Party or any Receiver in connection with:

(a)	the taking, holding, protection, enforcement or preservation of this Deed;

(b)	the exercise or purported exercise of any of the rights, powers, discretions and remedies vested in the Security Agent and each Receiver by this Deed or by law unless and to the extent that it was caused by its gross negligence or wilful misconduct;

(c)	any claim (whether relating to the environment or otherwise) made or asserted against it which would not have arisen but for the execution or enforcement of this Deed (unless and to the extent it is caused by its gross negligence or wilful misconduct); or

(d)	any amendment, waiver, consent or release of this Deed,

and pay any remuneration payable to any Receiver.

84.	BENEFIT OF DEED

The Security Agent may assign its rights under this Deed to any person appointed as Security Agent under the Intercreditor Agreement. It is intended that this document takes effect as a deed even though the Security Agent may only execute it under hand.

85.	GOVERNING LAW AND ENFORCEMENT

85.1	This Deed and any non-contractual obligations connected with it are governed by English law.

85.2	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed or any non-contractual obligations connected with this Deed (including a dispute regarding the existence, validity or termination of this Deed) (a Dispute).

85.3	The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and, accordingly, that they shall not argue to the contrary.

85.4	Notwithstanding Clause 64.2, the Security Agent shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Security Agent may take concurrent proceedings in any number of jurisdictions.

85.5	Without prejudice to any other mode of service allowed under any relevant law, the Parent:

(a)	irrevocably appoints Citibank, N.A., London Branch as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed;

(b)	agrees that failure by the process agent to notify the Parent of the process shall not invalidate the proceedings concerned; and

(c)	if any person appointed as process agent for the Parent is unable for any reason to act as agent for service of process, the Parent must immediately (and in any event within ten (10) days of such event taking place) appoint another agent on terms acceptable to the Security Agent. Failing this, the Security Agent may appoint another agent for this purpose.

This Deed has been executed as a deed, and it has been delivered on the date stated at the beginning of this Deed.

SCHEDULE 23

FORM OF NOTICE OF ASSIGNMENT

To:	Global Ship Lease 3 Limited

Global Ship Lease 4 Limited

Global Ship Lease 5 Limited

Global Ship Lease 6 Limited

Global Ship Lease 7 Limited

Global Ship Lease 8 Limited

Global Ship Lease 9 Limited

Global Ship Lease 10 Limited

Global Ship Lease 12 Limited

Global Ship Lease 13 Limited

Global Ship Lease 14 Limited

Global Ship Lease 15 Limited

Global Ship Lease 16 Limited

Global Ship Lease 20 Limited

Global Ship Lease 21 Limited

Global Ship Lease 22 Limited

Global Ship Lease 23 Limited

GSL Alcazar Inc.

From:	Global Ship Lease, Inc.

Date:	[•]

Dear Sirs,

Intra-Group Loan dated [•] 2017

24.	We refer to:

(a)	the intra-group loan agreement between us as lender and you as borrowers dated [•] (as amended, restated, novated, supplemented or replaced from time to time) (the Loan); and

(b)	a Deed of Assignment entered into between us and Citibank, N.A., London Branch, in its capacity as security agent for and on behalf of the Secured Parties (the Security Agent) dated [•] 2017 (the Assignment).

25.	Terms defined in the Assignment (whether defined in the Assignment or incorporated by reference) shall have the same meaning in this notice.

26.	This letter constitutes notice to you that, by the Assignment, we have assigned to the Security Agent absolutely by way of Security all of our rights, title and interest, present and future, in and to the Loan as set out in the Assignment.

27.	We confirm that:

(a)	We will remain liable under the Loan to perform all of the obligations assumed by us under the Loan.

(b)	We have, by way of Security, irrevocably and severally appointed the Security Agent, together with any Receiver appointed by the Security Agent and any of its Delegates as our attorney to take any action which we are obliged to take under the Assignment after an Event of Default has occurred which is continuing. None of the Security Agent, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of the Loan.

(c)	We will remain entitled to exercise all of our rights, powers and discretions under the Loan, and you should continue to give notices under the Loan to us, unless and until you receive notice from the Security Agent to the contrary stating that an Event of Default has occurred and is continuing. In this event, all of the rights, powers and discretions will be exercisable by, and notices must be given to, the Security Agent or as it directs.

(d)	Following a notice from the Security Agent that an Event of Default has occurred and is continuing, you are irrevocably authorised and directed to pay all amounts payable under or pursuant to the Loan to such account as the Security Agent may specify.

28.	The authority and instructions herein contained cannot be revoked or varied by us without the consent of the Security Agent.

29.	Please acknowledge receipt of this notice by executing and delivering to us and to the Security Agent the attached acknowledgement.

Yours faithfully,

Authorised Signatory for and on behalf of Global Ship Lease, Inc. as Assignor

Acknowledgement from Borrowers

To:	Citibank, N.A., London Branch

Citigroup Centre

Canada Square

London

E14 5LB

UK,

(in its capacity as security agent for and on behalf of each of the Secured Parties (the Security Agent)

Copied to:	Global Ship Lease, Inc. (the Assignor)

Date:	[•]

Dear Sirs,

Intra-group loan dated [•]

We acknowledge receipt from the Assignor of a notice (the Notice) dated [•] 2017 of an assignment on the terms of the Deed of Assignment dated [•] 2017 between the Assignor and the Security Agent of all of the Assignor’s rights in respect of the Loan (as defined in the Notice).

We confirm that we have received no other notice of any assignment of, or charge over, the Loan or any sums payable thereunder. We acknowledge receipt of the Notice from the Assignor and agree and undertake to be bound by its terms.

This letter is governed by English law.

GLOBAL SHIP LEASE 3 LIMITED by Name: Title:	GLOBAL SHIP LEASE 4 LIMITED by Name: Title:

GLOBAL SHIP LEASE 5 LIMITED by Name: Title:	GLOBAL SHIP LEASE 6 LIMITED by Name: Title:

GLOBAL SHIP LEASE 7 LIMITED by Name: Title:	GLOBAL SHIP LEASE 8 LIMITED by Name: Title:

GLOBAL SHIP LEASE 9 LIMITED by Name: Title:	GLOBAL SHIP LEASE 10 LIMITED by Name: Title:

GLOBAL SHIP LEASE 12 LIMITED by Name: Title:	GLOBAL SHIP LEASE 13 LIMITED by Name: Title:

GLOBAL SHIP LEASE 14 LIMITED by Name: Title:	GLOBAL SHIP LEASE 15 LIMITED by Name: Title:

GLOBAL SHIP LEASE 16 LIMITED by Name: Title:	GSL ALCAZAR INC. by Name: Title:

GLOBAL SHIP LEASE 20 LIMITED by Name: Title:	GLOBAL SHIP LEASE 21 LIMITED by Name: Title:

GLOBAL SHIP LEASE 22 LIMITED by Name: Title:	GLOBAL SHIP LEASE 23 LIMITED by Name: Title:

SIGNATORIES

The Owner

EXECUTED as a DEED for and on behalf of GSL ALCAZAR INC. in the presence of: Witness Name: Address: Occupation:	) ) ) )
The Security Agent

SIGNED by CITIBANK, N.A., LONDON BRANCH	) )
Title

SIGNATORIES

Borrower

GLOBAL SHIP LEASE, INC.

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

The Arranger

CITIBANK, N.A., LONDON BRANCH

By:	/s/ Alessandro Boraga
Name: Alessandro Boraga

The Bookrunner

CITIBANK, N.A., LONDON BRANCH

By:	/s/ Alessandro Boraga
Name: Alessandro Boraga

The Original Lender

CITIBANK, N.A., LONDON BRANCH

By:	/s/ Alessandro Boraga
Name: Alessandro Boraga

The Facility Agent

CITIBANK EUROPE PLC, UK BRANCH

By:	/s/ John Summers
Name: John Summers

The Security Agent

CITIBANK, N.A., LONDON BRANCH

By:	/s/ Stuart Sullivan
Name: Stuart Sullivan
Title: Vice President

Original Guarantors

GSL ALCAZAR INC.

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE SERVICES LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

GLOBAL SHIP LEASE 3 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 4 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 5 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 6 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 7 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 8 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 9 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 10 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 12 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 13 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 14 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 15 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 16 LIMITED

By:	/s/ Susan Cook
Name: Susan Cook

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 20 LIMITED

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 21 LIMITED

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 22 LIMITED

By:	/s/ Thomas Lister
Name: Thomas Lister

GLOBAL SHIP LEASE 23 LIMITED

By:	/s/ Thomas Lister
Name: Thomas Lister